SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of March 2007
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of March 2007, and incorporated by reference herein, are the following press releases made by the Registrant:
1.	Information Circular (Proxy Statement) – with Appendices

2.	Proxy Card

3.	Transmittal Letter

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SPECTRUM SIGNAL PROCESSING INC.

By: /s/ Elena Kinakin Name: Elena Kinakin
Title: Vice President Finance and CFO
Dated: March 28, 2007

SPECTRUM SIGNAL PROCESSING INC.
ARRANGEMENT INVOLVING
SPECTRUM SIGNAL PROCESSING INC.
and
VECIMA NETWORKS INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
AND MANAGEMENT INFORMATION CIRCULAR
March 23, 2007
These materials are important and require your immediate attention. They require Shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors.

SPECTRUM SIGNAL PROCESSING INC.
March 23, 2007
Dear Shareholders:
The board of directors of Spectrum Signal Processing Inc. (“Spectrum”) invites you to attend a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of Spectrum (“Spectrum Shares”) to be held in the Main Boardroom, 1300 – 777 Dunsmuir Street, Vancouver, British Columbia on April 20, 2007 at 10:00 a.m. (Vancouver time).
At the Meeting, you will be asked to approve a statutory arrangement (the “Arrangement”) involving Spectrum and Vecima Networks Inc. (“Vecima”).
The purpose of the proposed transaction is to effect a business combination of Spectrum and Vecima. Under the Arrangement, Shareholders may elect to receive for each of their Spectrum Shares: (a) Cdn. $0.8939 in cash, (b) 0.0889 of a common share of Vecima (a “Vecima Share”) or (c) a combination of cash and Vecima Shares. The transaction is generally subject to a maximum aggregate cash consideration to be paid of Cdn. $10,075,000 and a maximum aggregate number of Vecima Shares to be issued of 820,000 Vecima Shares, with the result that the amount of cash and/or shares elected by Shareholders may be adjusted. The TSX has conditionally approved the listing of the Vecima Shares to be issued under the Arrangement. Outstanding options and warrants to purchase Spectrum Shares will be exchanged for financially-equivalent options and warrants to purchase Vecima Shares.
The resolutions approving the Arrangement must be approved by 75% of the votes cast by Shareholders voting in person or by proxy at the Meeting. The completion of the Arrangement is also subject to a number of other conditions, including the approval of the Supreme Court of British Columbia.
CIBC World Markets Inc. has provided the board of directors of Spectrum with its opinion (the “Fairness Opinion”) that the consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders. A copy of the Fairness Opinion is included in the accompanying Information Circular. The board of directors of Spectrum, after considering various factors, including the Fairness Opinion, has unanimously, determined that the Arrangement is in the best interests of Spectrum and its Shareholders and is fair to the Shareholders and recommends that Shareholders vote in favour of the Arrangement.
Vecima designs, manufactures and sells products that enable broadband access to cable, wireless and telephony networks. The directors and management of Spectrum believe that the proposed arrangement will result in a larger company capable of serving Spectrum’s target defense and satellite communications markets. The Arrangement will also afford Shareholders the opportunity to continue to participate in the growth potential of Spectrum’s assets and have the benefit of a more diversified portfolio of products and market opportunities. The anticipated benefits of the Arrangement constitute forward-looking statements which are subject to certain risks and uncertainties. See “Cautionary Statement with Respect to Forward-Looking Statements” and Appendix E, “Information Concerning Vecima – Risk Factors” contained in the accompanying Information Circular.
The Information Circular contains a detailed description of the proposed Arrangement, as well as detailed information regarding Vecima. Please give this material your careful consideration. If you require assistance, consult your financial, tax or other professional advisors.
Your vote is important, regardless of the number of Spectrum Shares you own. If you are unable to be present at the Meeting, please complete and deliver the accompanying form of proxy in order to ensure your representation at the Meeting. In addition, registered Shareholders are asked to complete, sign, date and return the enclosed Transmittal Letter and Election Form to elect the form of consideration they wish to receive. If the Arrangement is approved, the form of consideration which you are entitled to receive pursuant to the Arrangement will be sent to you as soon as possible following the implementation of the Arrangement.
Please note that these materials require your immediate attention, as the deadline for depositing proxies is April 18, 2007.
On behalf of Spectrum, I would like to thank all Shareholders for their ongoing support as we prepare to take part in this important event in Spectrum’s history.

Yours very truly,

(signed) “Irving Ebert”
Irving Ebert
Chairman of the Board

2

SPECTRUM SIGNAL PROCESSING INC.
NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF
SPECTRUM SIGNAL PROCESSING INC.
NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Spectrum Shares”) of Spectrum Signal Processing Inc. (“Spectrum”) is to be held in the Main Boardroom, 1300 – 777 Dunsmuir Street, Vancouver, British Columbia on Friday, April 20, 2007 at 10:00 a.m. (Vancouver time) for the following purposes:
1.	to consider, pursuant to an interim order of the British Columbia Supreme Court dated March 22, 2007 (the “Interim Order”) and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set out in Appendix A to the accompanying information circular of Spectrum dated March 23, 2007 (the “Information Circular”), to approve an arrangement (the “Arrangement”) under the provisions of Part 9, Division 5 of the Business Corporations Act (British Columbia), involving Spectrum, the Shareholders, all holders of options to purchase Spectrum Shares (“Spectrum Options”), all holders of warrants to purchase Spectrum Shares (“Spectrum Warrants”) and Vecima Networks Inc. (“Vecima”), involving the acquisition by Vecima of all of the outstanding Spectrum Shares in exchange for cash, common shares of Vecima or a combination thereof, all of the outstanding Spectrum Options in exchange for replacement options to purchase common shares of Vecima and all of the outstanding Spectrum Warrants in exchange for replacement warrants to purchase shares of Vecima, all as more particularly described in the Information Circular; and
2.	to transact such further and other business as may properly be brought before the Meeting or any adjournment of the Meeting.
The Arrangement is described in the accompanying Information Circular.
Pursuant to the Interim Order, the full text of which is set out in Appendix B to the Information Circular, registered Shareholders will have the right to dissent in respect of the Arrangement and be paid an amount equal to the fair value of their Spectrum Shares. These dissent rights are described in the Information Circular. If a registered Shareholder wishes to dissent, a written notice of dissent must be received by Spectrum no later than 5:00 p.m. (Vancouver time) on Wednesday, April 18, 2007 (or 5:00 p.m. (Vancouver time) on the date that is two business days immediately preceding any adjourned or postponed meeting) and the registered Shareholder must otherwise comply strictly with the dissent procedures described in the Information Circular. As a result of giving a notice of dissent, a registered Shareholder may, if the Arrangement becomes effective, require Spectrum to purchase the Shareholder’s Spectrum Shares. Failure to comply strictly with the dissent procedures described in the Information Circular may result in the loss or unavailability of any right of dissent. See the section entitled “The Arrangement – Right of Dissent” in the Information Circular and Appendix H to the Information Circular. Beneficial owners of Spectrum Shares registered in the name of an intermediary who wish to dissent should be aware that only registered Shareholders are entitled to dissent and, accordingly, they need to contact such intermediary in order to exercise dissent rights.
The record date for the determination of the Shareholders entitled to receive notice of and to vote at the Meeting in respect of the Arrangement is March 20, 2007. Only Shareholders whose names have been entered in the registers of Spectrum at the close of business on that date will be entitled to receive notice of and to vote at the Meeting in respect of the Arrangement.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment of the Meeting in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment of the Meeting. To be effective, the enclosed proxy must be received by Computershare Investor Services Inc. by fax (toll free in North America: 1-866-249-7775; international: 416-263-9524) or by mail or hand to 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 no later than 1:30 p.m. (Vancouver time) on Wednesday, April 18, 2007 (or, in the case of any adjournment or postponement of the Meeting to a time or date later than 1:30 p.m. on April 20, 2007, then not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened) or deposited with the Chair of the Meeting prior to the start of the Meeting or any adjournment thereof. Non-registered Shareholders should carefully follow the instructions received from their intermediary in respect of voting of Spectrum Shares that they beneficially own.
Dated at the City of Burnaby, in the Province of British Columbia, this 23rd day of March, 2007.

BY ORDER OF THE BOARD OF DIRECTORS OF
SPECTRUM SIGNAL PROCESSING INC.

(signed) “Brent Flichel” Brent Flichel
President and Chief Executive Officer
Spectrum Signal Processing Inc.

2

SPECTRUM SIGNAL PROCESSING INC.
INFORMATION CIRCULAR
TABLE OF CONTENTS

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS	1
INFORMATION FOR UNITED STATES SHAREHOLDERS	2
EXEMPTION FROM REGISTRATION UNDER U.S. SECURITIES ACT OF 1933	3
CURRENT EXCHANGE RATE INFORMATION	3
INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR	3
GLOSSARY OF TERMS	5
Glossary	5
Conventions	10
SUMMARY	11
The Meeting	11
The Arrangement	11
Approval of Shareholders Required	12
Fairness Opinion	12
Recommendation of the Board of Directors	12
Reasons for the Arrangement	12
Termination Fees	14
Conditions, Approvals and the Final Order	14
Spectrum	14
Vecima	15
Stock Exchange Listings	15
Securities Law Matters	15
Certain Canadian Federal Income Tax Considerations	16
Certain United States Federal Income Tax Considerations	16
Other Tax Considerations	17
Right of Dissent	17
Risk Factors	17
THE ARRANGEMENT	18
Background to the Arrangement	18
Effect of the Arrangement	18
Details of the Arrangement	19
Arrangement Agreement	22
Procedure for the Arrangement Becoming Effective	36
Approvals	36
Recommendation of the Board of Directors	37
Reasons for the Arrangement	38
Fairness Opinion	40
Timing	40
Procedure for Exchange of Spectrum Shares	41
Arrangements Respecting Spectrum Options and Spectrum Warrants	43
Cancellation of Rights	43
Certain Canadian Federal Income Tax Considerations	43
Certain United States Federal Income Tax Considerations	50
Qualified Investment	53
Right of Dissent	53
Stock Exchange Listings	56
Securities Law Matters	56
Indebtedness of Directors and Executive Officers	58
Interest of Informed Persons in Material Transactions	58
Interest of Certain Persons in Matters to be Acted Upon	58
Expenses of the Arrangement	58
Legal Matters	58
INFORMATION RESPECTING SPECTRUM	58
Documents Incorporated by Reference	59
INFORMATION RESPECTING VECIMA	59
GENERAL PROXY MATTERS	60
Solicitation of Proxies	60
Voting in Person or by Proxy	60
Appointing a Proxyholder	60
Revoking a Proxy	61
Notice to Non-Registered Shareholders	61
Voting of Proxies	62
Voting Securities and Principal Holders Thereof	62
Procedure and Votes Required for the Arrangement Resolution	62
APPROVAL OF DIRECTORS	63
CONSENT OF KPMG LLP	64
CONSENT OF DELOITTE & TOUCHE LLP	65
CONSENT OF MCCARTHY TÉTRAULT LLP	66
CONSENT OF CIBC WORLD MARKETS	66
APPENDIX A ARRANGEMENT RESOLUTION	A-1
APPENDIX B INTERIM ORDER	B-1
APPENDIX C ARRANGEMENT AGREEMENT AND PLAN OF ARRANGEMENT	C-1

i

ii

INFORMATION CIRCULAR
FOR THE SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 20, 2007
This Information Circular and accompanying forms of proxy are furnished in connection with the solicitation of proxies by and on behalf of the management of Spectrum for use at the Meeting, at the time and place and for the purposes set out in the accompanying Notice of Meeting.
All summaries of, and references to, the Arrangement and the Arrangement Agreement in this Information Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement, a copy of which is attached as Appendix C to this Information Circular, and the Plan of Arrangement, a copy of which is attached as Schedule 1 to the Arrangement Agreement.
You are urged to read carefully the full text of the Arrangement Agreement and the Plan of Arrangement.
A glossary of certain terms used in this Information Circular can be found under “Glossary of Terms”. Except where otherwise indicated, the information contained in this Information Circular is given as of March 23, 2007.
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS
Except for statements of historical fact, all statements contained or incorporated in this Information Circular are forward-looking statements, including, without limitation, statements regarding the business, operations, financial performance, prospects and strategies of each of Spectrum and Vecima. Shareholders can identify many of these statements by looking for words such as “believes”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words suggesting future outcomes. There is significant risk that predictions and other forward-looking statements in this Information Circular will not prove to be accurate. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. We urge you to carefully consider these factors. Such factors include, but are not limited to viability of Spectrum’s business strategy; liquidity and capital resources; the uncertainty surrounding the transaction with Vecima; the disruption to the business related to the pendency of the transaction with Vecima; uncertainty pertaining to the Company’s NASDAQ listing; going concern note; variability of quarterly and annual operating results; contract performance; risks and uncertainties associated with defense related contracts; reliance on significant customers; technological change, risk of the design-in process; competition; reliance on key personnel; inflation and foreign currency fluctuations; potential undetected errors; dependence on third party suppliers; export controls; intellectual property rights; contract manufacturing; environmental and safety regulations; reliance on third party distributors; international operations and markets; uncertainty of current economic and political conditions; availability of licenses; corporate governance and public disclosure regulations; reliance on information technology systems and networks; ability to obtain adequate insurance coverage; and other risks discussed or incorporated elsewhere in this Information Circular, including the information set out or incorporated in Appendix E, “Information Respecting Vecima – Risk Factors”. In addition to other factors and matters contained or incorporated in this Information Circular, Spectrum believes the following factors could cause actual results to differ materially from those discussed in the forward-looking statements: the timing of obtaining the Final Order and the Effective Date; failure to satisfy the conditions required for completion of the Arrangement, including the receipt of the required Shareholder, court or regulatory approvals; the occurrence of any event, change or other circumstances that could give rise to the termination of the Arrangement Agreement; the failure to complete the Arrangement for any other reason; the amount of the costs, fees, expenses and charges relating to the Arrangement; and the inability to obtain stock exchange listing of Vecima Shares to be issued under the

Arrangement. Although Spectrum believes that the expectations represented in the forward-looking statements made in or incorporated in this Information Circular are reasonable, there can be no assurance that these expectations will prove to be correct. Spectrum disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.
INFORMATION FOR UNITED STATES SHAREHOLDERS
The Vecima Shares to be issued under the Arrangement (and any Vecima Shares which may be issued from time to time upon the exercise of Vecima Replacement Options and Vecima Replacement Warrants) have not been and will not be registered under the U.S. Securities Act and are being issued to Shareholders in the United States in reliance on the exemption from registration requirements set out in section 3(a)(10) of the U.S. Securities Act. The Vecima Shares to be issued under the Arrangement (and any Vecima Shares which may be issued from time to time upon the exercise of Vecima Replacement Options and Vecima Replacement Warrants) will not be listed for trading on any United States stock exchange upon the completion of the Arrangement. As a result, Shareholders in the United States who receive Vecima Shares will have limited or no ability to sell or otherwise transfer their Vecima Shares in the United States and their ability to sell or otherwise transfer their Vecima Shares on a Canadian stock exchange may be limited. Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that the Canadian requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.
The financial statements of Vecima included or incorporated by reference into this Information Circular have been prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards and, therefore, are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles. Likewise, information concerning the properties and operations of Spectrum and Vecima included in or incorporated by reference into this Information Circular has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information prepared under applicable United States securities laws.
Certain information concerning tax consequences of the transactions contemplated herein for Shareholders who are United States taxpayers is set forth in “The Arrangement – Certain Canadian Federal Income Tax Considerations – Shareholders Not Resident in Canada” and “The Arrangement – Certain United States Federal Income Tax Considerations”. Shareholders should be aware that the transactions contemplated herein may have tax consequences both in Canada and in the United States. Such consequences may not be described fully herein. Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the transactions contemplated in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, provincial, territorial, local or other taxing jurisdiction.
The enforcement by investors of civil liabilities under United States securities laws may be affected adversely by the fact: (i) that Vecima and Spectrum exist under the laws of Canada and British Columbia, respectively; (ii) that certain officers and directors of Vecima and Spectrum are residents of countries other than the United States; (iii) that the experts named in this Information Circular are residents of countries other than the United States; and (iv) that all or a substantial portion of the assets of Spectrum and Vecima and the persons described above are located outside the United States.
THE SECURITIES DESCRIBED IN THIS INFORMATION CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR SUCH AUTHORITY PASSED ON THE

ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
EXEMPTION FROM REGISTRATION UNDER U.S. SECURITIES ACT OF 1933
Vecima will not register with the SEC the Vecima Shares to be issued by it in connection with the Arrangement, relying on the exemption from such registration provided by section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts from the registration requirements of the U.S. Securities Act securities that are issued in transactions approved by any court, after a hearing on the fairness of the terms and conditions of such issuance.
CURRENT EXCHANGE RATE INFORMATION
All dollar amounts set out in this Information Circular are expressed in Canadian dollars unless otherwise indicated. The following table shows the high and low spot rates, the average noon spot rates and the year-end noon spot rates for the U.S. dollar for the past three years, each expressed in Canadian dollars, as reported by the Bank of Canada.

	Year Ended December 31,
	2006	2005	2004
High	1.1726	1.2704	1.3968
Low	1.0990	1.1507	1.1774
Average Noon Rate	1.1342	1.2116	1.3015
Year-End	1.1653	1.1659	1.2036
On March 22, 2007, the noon spot rate for the U.S. dollar as reported by the Bank of Canada was U.S. $1.00 = Cdn. $1.1576.
INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR
No person has been authorized to give information or to make any representation in connection with the Arrangement other than those contained or incorporated by reference in this Information Circular and, if given or made, any such information or representation should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by Spectrum or Vecima.
This Information Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.
Shareholders should not construe the contents of this Information Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.
The information (including financial information) concerning Vecima contained or incorporated by reference in this Information Circular has been provided to Spectrum by Vecima for inclusion in this Information Circular. Spectrum and its directors and officers have relied upon such information without having made independent enquiries as to the accuracy or completeness thereof. Although Spectrum has no knowledge that would indicate that any of such information is untrue or incomplete, Spectrum does not assume any responsibility for the accuracy or completeness of such information or for any failure or omission by Vecima to disclose facts or events which may have occurred or may affect the completeness or accuracy of such information and which are unknown to Spectrum.
THIS INFORMATION CIRCULAR AND THE TRANSACTIONS CONTEMPLATED HEREIN AND BY THE ARRANGEMENT AGREEMENT AND THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTIONS OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

GLOSSARY OF TERMS
Glossary
The following is a glossary of certain terms used in this Information Circular.
“Acquisition Proposal” means any inquiries, proposal or offers regarding any merger, amalgamation, reorganization, consolidation, arrangement, business combination, recapitalization, take-over bid, sale of all or a material portion of the assets of Spectrum or its subsidiaries on a consolidated basis (or any lease, long-term supply agreement, licence or other transaction having the same economic effect as a sale of such assets), liquidation, issue or sale of greater than 20% of the outstanding shares or rights or interests therein or thereto or similar transactions involving Spectrum or its subsidiaries from any Person other than Vecima;
“affiliate” has the meaning given to that term under the Securities Act;
“Appendix” means, unless the context otherwise requires, the respective appendix to this Information Circular referenced thereby;
“Arrangement” means the proposed arrangement, under the provisions of Part 9, Division 5 of the BCBCA on the terms and conditions set forth in the Plan of Arrangement;
“Arrangement Agreement” means the arrangement agreement made February 16, 2007 between Vecima and Spectrum, a copy of which is attached as Appendix C;
“Arrangement Resolution” means the special resolution approving the Arrangement Agreement and the Plan of Arrangement to be considered at the Meeting, substantially in the form set out in Appendix A;
“associate” has the meaning given to that term under the Canadian Securities Laws;
“BCBCA” means the Business Corporations Act (British Columbia), S.B.C. 2002, c.57, as amended, including the regulations established thereunder;
“Board of Directors” means, unless the context otherwise requires, the board of directors of Spectrum;
“business day” means any day which is not a Saturday, Sunday or civic or statutory holiday in British Columbia;
“Canadian Resident” means a resident of Canada for purposes of the Tax Act;
“Canadian Securities Laws” means the Securities Act and the equivalent legislation in the other provinces and territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such legislation and the published policies, bulletins and notices of the regulatory authorities administering such legislation;
“Cash Consideration” means the amount of cash to be paid to a Shareholder (other than in respect of a fractional Vecima Share) in exchange for each Spectrum Share up to a maximum of $0.8939 per Spectrum Share, provided that the aggregate maximum Cash Consideration shall not exceed the Cash Parameter;
“Cash Parameter” means the maximum aggregate amount of Cash Consideration payable by Vecima to Shareholders in connection with the Arrangement (excluding cash payable in lieu of fractional Vecima Shares), which is $10,075,000 plus a further $0.50 for each Spectrum Share issued prior to the Effective Time on exercise of Spectrum Options or Spectrum Warrants;

“CIBC” means CIBC World Markets Inc.;
“Closing” means the completion of the Arrangement;
“Consideration” means the Cash Consideration (and any cash payable in respect of a fractional Vecima Share) or the Share Consideration or some combination of the Cash Consideration (and any cash payable in respect of a fractional Vecima Share) and the Share Consideration with a total value of $0.8939 (on the basis that each Vecima Share has a value of $10.06 and that 0.0889 of a Vecima Share has a value of $0.8939), to be paid to a Shareholder in exchange for each Spectrum Share;
“Court” means the Supreme Court of British Columbia;
“Deemed Election” means, subject to the prorationing provisions set forth in the Plan of Arrangement, the deemed election of a Shareholder (other than a Dissenting Shareholder) who does not deliver to the Depositary by the Election Deadline a duly completed and executed Transmittal Letter and Election Form to take $0.4915 in cash and 0.04 of one Vecima Share for each Spectrum Share;
“Depositary” means Computershare Investor Services Inc.;
“Dissent Procedures” means the procedures for exercising the Dissent Right as set out in Part 8, Division 2 of the BCBCA as modified by Article 6 of the Plan of Arrangement, the Interim Order and the Final Order. For details regarding the Dissent Procedures, see “The Arrangement – Right of Dissent”;
“Dissent Rights” means, pursuant to the Interim Order, the right granted in section 6.1 of the Plan of Arrangement whereby each Registered Shareholder is permitted to exercise a right of dissent under Part 8, Division 2 of the BCBCA as modified by Article 6 of the Plan of Arrangement, the Interim Order and the Final Order;
“Dissenting Shareholder” means a Registered Shareholder who has exercised a Dissent Right in respect of the Arrangement in strict compliance with the Dissent Procedures;
“Effective Date” means the third business day after the conditions to the completion of the Arrangement as set out in sections 7.1(a), (b), (c) and (f) of the Arrangement Agreement have been satisfied or waived in accordance with the provisions of the Arrangement Agreement and all documents agreed to be delivered under the Arrangement Agreement have been delivered to the satisfaction of the Parties, acting reasonably;
“Effective Time” means the earliest moment (Vancouver time) on the Effective Date;
“Elected Amount” means the amount selected by an Eligible Holder (subject to the requirements of the Tax Act) to be the proceeds of disposition of the Spectrum Shares in an election made pursuant to section 85 of the Tax Act;
“Election” means the election duly and properly made by a Shareholder pursuant to the Transmittal Letter and Election Form to take the Cash Consideration, the Share Consideration or some combination thereof, in exchange for each of his, her or its Spectrum Shares;
“Election Deadline” means 4:00 p.m. (Vancouver time) on the day which is two business days prior to the Meeting;
“Eligible Holder” means a beneficial owner of Spectrum Shares who is (i) a taxpayer for purposes of the Tax Act, or (ii) a partnership, if one of more of its members would be an Eligible Holder if the member held the

Spectrum Shares directly, provided that such owner has represented in the Transmittal Letter and Election Form that such owner meets the conditions set out in (i) or (ii);
“Exchange Ratio” means 0.0889;
“Fairness Opinion” means the opinion of CIBC dated February 16, 2007, a copy of which is attached as Appendix D;
“Final Order” means the order of the Court approving the Arrangement, as such order may be affirmed, modified or amended at any time before the Effective Date or, if appealed, unless such appeal is withdrawn or denied, as affirmed, as modified or as amended on appeal;
“GAAP” means the generally accepted accounting principles (a) in the case of Spectrum, accepted in the United States, and (b) in the case of Vecima, accepted in Canada;
“Governmental Entity” means any domestic or foreign legislative, executive, judicial or administrative body or person, including the TSX and the Securities Regulators, having or purporting to have jurisdiction in the relevant circumstances;
“Income Tax Act” or “Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1. (5th Supp), including the regulations established thereunder, in each case as amended;
“Information Circular” means the Notice of Meeting and this information circular together with all appendices that accompany it, delivered by Spectrum to the Shareholders in connection with the Meeting;
“Informed Person” means a director or executive officer of Spectrum, a director or executive officer of a person or company that is itself an Informed Person or a subsidiary of Spectrum, any person or company who beneficially owns, directly or indirectly, more than 10% of the outstanding Spectrum Shares (other than Spectrum Shares held by the person or company as underwriter in the course of a distribution), and, if Spectrum purchases, redeems or otherwise acquires any of its securities, Spectrum for so long as it holds any of its securities that it has purchased;
“Interim Order” means the interim order of the Court dated March 22, 2007 providing for, among other things, the calling and holding of the Meeting, a copy of which is attached as Appendix B, as the same may be amended, modified, supplemented or varied by the Court;
“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its business, undertaking, property or securities;
“Meeting” means the special meeting of the Shareholders to be called on April 20, 2007 pursuant to the Interim Order for the purpose of considering the Arrangement Resolution, and any adjournment or postponement thereof;
“NASDAQ” means the NASDAQ Stock Market;

“Notice of Meeting” means the Notice of Spectrum Meeting of Shareholders which accompanies this Information Circular;
“Optionholders” means the holders of Spectrum Options;
“Parameters” means the Cash Parameter and the Share Parameter;
“Parties” means Spectrum and Vecima, and “Party” means either of them;
“Person” includes any individual, sole proprietorship, partnership, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Entity or a natural person in such person’s capacity as trustee, executor, administrator, or other legal representative and, when the context requires, it means either Spectrum or Vecima;
“Plan of Arrangement” means the plan of arrangement substantially in the form and content set out in Schedule 1 to the Arrangement Agreement, which is attached as Appendix C, as amended, varied or supplemented from time to time in accordance with Article 7 of the Plan of Arrangement or made at the direction of the Court in the Final Order;
“Record Date” means the close of business on March 20, 2007;
“Registered Shareholder” means a registered holder of Spectrum Shares as recorded in the register of Shareholders of Spectrum maintained by the transfer agent of Spectrum;
“Registrar” means the Registrar of Companies appointed under Section 400 the BCBCA;
“Regulation S” means Regulation S under the U.S. Securities Act;
“Regulatory Approval” means any approval, consent, waiver, permit, order or exemption from any Governmental Entity that is required or advisable to be obtained in order to permit the Arrangement to be effected, including without limitation any U.S. National Security Consent;
“SEC” means the United States Securities and Exchange Commission;
“Securities Act” means the Securities Act (British Columbia);
“Securities Regulators” means the securities regulatory authorities in each of the provinces and territories of Canada;
“Share Consideration” means the number of Vecima Shares to be issued to a Shareholder in exchange for each Spectrum Share up to a maximum of 0.0889 Vecima Shares per Spectrum Share, provided that the aggregate maximum Share Consideration shall not exceed the Share Parameter;
“Share Parameter” means the maximum aggregate amount of Share Consideration payable by Vecima to Shareholders in connection with the Arrangement, which is 820,000 Vecima Shares plus a further 0.04 Vecima Shares for each Spectrum Share issued prior to the Effective Time on exercise of Spectrum Options or Spectrum Warrants;
“Shareholders” means the holders of Spectrum Shares;
“Special Committee” means a committee of the independent members of the Board of Directors;

“Spectrum” means Spectrum Signal Processing Inc., a corporation existing under the laws of British Columbia, together with, unless the context implies otherwise, all of its subsidiaries and affiliates;
“Spectrum Disclosure Letter” means that certain letter dated as of February 16, 2007 and delivered to Vecima by Spectrum;
“Spectrum Option” means an option to acquire Spectrum Shares granted pursuant to the Spectrum Stock Option Plan;
“Spectrum Shares” means common shares without par value in the capital of Spectrum;
“Spectrum Stock Option Plan” means Spectrum’s 1995 Stock Option Plan as amended which permits grants of stock options to directors, officers, employees and consultants of Spectrum and its affiliates;
“Spectrum Subsidiaries” means Spectrum Signal Processing (USA) Inc. and Spectrum Signal Processing (UK) Limited;
“Spectrum Warrant” means a share purchase warrant issued October 12, 2006 entitling the holder to purchase Spectrum Shares;
“Superior Proposal” means an Acquisition Proposal received after the date of the Arrangement Agreement for more than 50% of the outstanding Spectrum Shares or consolidated assets of Spectrum that (a) did not result from a breach of the Arrangement Agreement or solicitation or initiation by Spectrum or any of its related parties or representatives; (b) the Board of Directors has determined, in good faith, after consultation with its outside legal and financial advisors (including CIBC), is reasonably capable of being completed and is more favourable to the Shareholders, taking into account all terms and conditions thereof and all other financial, legal, regulatory, financing and approval requirements of such proposal, than the Arrangement or, if applicable, any amended or new transaction with Vecima; and (c) in respect of which the Board of Directors has received the legal opinion of its outside legal advisors that the failure to take such action would be inconsistent with its fiduciary duties;
“Termination Date” means June 30, 2007;
“Transmittal Letter and Election Form” means the letter of transmittal and election form in the form accompanying this Information Circular which, when duly completed and returned with a certificate for Spectrum Shares and all other required documents, will enable the former Shareholder to exchange their Spectrum Shares for cash, Vecima Shares, or some combination of cash and Vecima Shares, as provided in the Plan of Arrangement;
“Treasury Regulations” means the U.S. Federal income tax regulations, including any temporary regulations, from time to time established under the U.S. Tax Code;
“TSX” means the Toronto Stock Exchange;
“United States” or “U.S.” means the United States, as defined in Rule 902(l) under Regulation S;
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;
“U.S. Holder” has the meaning given to it in the section of this Information Circular, “The Arrangement – Certain United States Federal Income Tax Considerations”;

“U.S. National Security Consents” means any consents or approvals required by (i) the United States Department of State through the issuance of approval via the United States International Trade in Arms Regulation (“ITAR”) or (ii) the Committee on Foreign Investment in the United States (“CFIUS”) through the Exon-Florio provision contained in Section 721 of the Defense Production Act of 1950;
“U.S. Person” means a U.S. person as defined in Rule 902(k) under Regulation S, including, but not limited to, any natural person resident in the United States;
“U.S. Securities Act” means the United States Securities Act of 1933, as amended;
“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended;
“Vecima” means Vecima Networks Inc., a company existing under the laws of Canada together with, unless the context implies otherwise, all of its subsidiaries and affiliates;
“Vecima Shares” means common shares without par value in the capital of Vecima;
“Vecima Replacement Options” means the options to be granted by Vecima to Optionholders in exchange for Spectrum Options under section 3.1(c) of the Plan of Arrangement;
“Vecima Replacement Warrants” means the warrants to be granted by Vecima to Warrantholders in exchange for Spectrum Warrants under section 3.1(d) of the Plan of Arrangement; and
“Warrantholders” means the holders of Spectrum Warrants.
Conventions
Certain terms used in this Information Circular are defined in the “Glossary of Terms”. Unless otherwise indicated, references to “$” or “dollars” are to Canadian dollars. Unless otherwise indicated, all financial information has been presented in Canadian dollars in accordance with Canadian GAAP.

SUMMARY
The following is a summary of certain information contained elsewhere in this Information Circular. This summary is provided for convenience only and should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information contained or referred to elsewhere in this Information Circular, including appendices and documents incorporated by reference herein. Certain terms with initial capital letters used in this summary and in the Information Circular are defined in the “Glossary of Terms”. In this summary, all dollar amounts are stated in Canadian dollars unless otherwise indicated.
The Meeting
The Meeting will be held in the Main Boardroom, 1300 – 777 Dunsmuir Street, Vancouver, British Columbia on Friday, April 20, 2007 at 10:00 a.m. (Vancouver time). At the Meeting, the Shareholders will be asked to consider and, if thought advisable, to pass the Arrangement Resolution approving the Arrangement.
The Arrangement
The Arrangement Agreement provides that the proposed business combination of Spectrum and Vecima will be achieved by way of a statutory plan of arrangement under which the following principal transactions will occur:
•	the Spectrum Shares of Dissenting Shareholders, if any, will be deemed to have been transferred to Spectrum, and such Dissenting Shareholders will cease to have any rights as Shareholders other than the right to be paid the fair value of their Spectrum Shares;
•	the Spectrum Shares of all other Shareholders will be transferred to Vecima for Consideration allocated as between cash and Vecima Shares in accordance with each of the Elections received and the Deemed Elections, as adjusted, if required, in accordance with the Parameters;
•	each Spectrum Option will be exchanged for a financially-equivalent Vecima Replacement Option; and
•	each Spectrum Warrant will be exchanged for a financially-equivalent Vecima Replacement Warrant.
Under the Arrangement, Shareholders may elect to receive for each of their Spectrum Shares: (a) $0.8939 in cash, (b) 0.0889 of a Vecima Share or (c) a combination of cash and Vecima Shares. The transaction is generally subject to a maximum aggregate cash consideration to be paid of $10,075,000 and a maximum aggregate number of Vecima Shares to be issued of 820,000 Vecima Shares, with the result that the amount of cash and/or shares elected by Shareholders may be adjusted. A Shareholder who is entitled to receive a fraction of a Vecima Share under the Arrangement will receive cash in lieu thereof, based on a whole Vecima Share being valued at $10.06.
On completion of the Arrangement, it is anticipated that Vecima will have a total of approximately 23.3 million Vecima Shares issued and outstanding, of which approximately 3.5% will be held by the Shareholders.
For details regarding the Arrangement, see “The Arrangement”.

Approval of Shareholders Required
The Interim Order requires that the Arrangement Resolution must be approved by at least 75% of the votes cast by the Shareholders, either in person or by proxy, at the Meeting. For details regarding approval of the Arrangement by the Shareholders, see “General Proxy Matters – Procedure and Votes Required For the Arrangement Resolution”.
Fairness Opinion
The Board of Directors retained CIBC to address the fairness, from a financial point of view, of the Arrangement to the Shareholders. In connection with this mandate, CIBC has prepared the Fairness Opinion. The Fairness Opinion states that, in the opinion of CIBC, as of February 16, 2007, the consideration to be received by the Shareholders in respect of the Arrangement is fair, from a financial point of view, to the Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained in it and should be read in its entirety. For details regarding the Fairness Opinion, see “The Arrangement – Fairness Opinion”. The full text of the Fairness Opinion is included in Appendix D.
Recommendation of the Board of Directors
After careful consideration, the Board of Directors has unanimously determined that the Arrangement is fair to the Shareholders and in the best interests of Spectrum and the Shareholders. Accordingly, the Board of Directors unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution. Brent Flichel, Spectrum’s President and Chief Executive Officer and a director, abstained from voting on the matter.
Reasons for the Arrangement
In reaching its decision to approve the Arrangement Agreement and to recommend to Shareholders that they vote for the Arrangement Resolution, the Special Committee and the Board of Directors carefully considered all aspects of the Arrangement Agreement and the Arrangement, consulted with Spectrum’s senior management, legal counsel and financial advisers, received a significant amount of information, including information derived from Spectrum’s due diligence review of Vecima, and considered a number of factors including the following:
•	Vecima has offered Shareholders a significant premium to the Spectrum Share price which provides immediate value for Shareholders. The Arrangement provides a premium of 39% over the 30-day average closing price of Spectrum Shares on the TSX to February 15, 2007, the day preceding the announcement of the Arrangement, and a 60% premium over the closing price of Spectrum Shares on the TSX on February 15, 2007;
•	the Board of Directors believes that ownership of Vecima Shares would result in a number of benefits to Shareholders, including the following:
•	participation in a company with revenues and financial strength that should enable it to finance the development of new products and technologies. Vecima has recorded 18 consecutive years of profitability since incorporation;

•	the combined company will benefit from the combination of the Vecima and Spectrum management teams;

•	the opportunity to continue to participate in the growth potential of Spectrum’s assets and also have the benefit of a more diversified portfolio of products and market opportunities;

•	Spectrum’s software-defined radio products are targeted at defense and satellite communications markets. The Arrangement would enable Spectrum to use Vecima’s expertise in developing radio products to introduce its software-defined radio products and technologies to the commercial, first responder and homeland defense markets currently not served by Spectrum;

•	the potential to reduce costs by moving the manufacturing of Spectrum’s products, which is currently outsourced to a contract manufacturer, to Vecima’s manufacturing facilities, which currently produce products in significant volumes under stringent quality control for customers like Cisco Systems and Motorola; and

•	Vecima’s products enable broadband access to cable, wireless and telephony customers in the commercial arena. The proposed Arrangement provides the opportunity for Spectrum to introduce militarized versions of these products and technologies to the defense market;
•	maintenance of the status quo would not be in the best interests of Spectrum and would risk eroding its market and financial position. In particular:
•	the Board of Directors and management of Spectrum are concerned that Spectrum’s ability to win both design-ins and long-term production contracts is being negatively affected by customer concerns regarding Spectrum’s financial viability;

•	Spectrum’s ongoing public company listing and research and development costs will require significant cash resources over a number of years; and

•	the Board of Directors is concerned about the potential for increasing difficulty in obtaining capital on favourable terms should Spectrum’s cash position continue to decline;
•	the Fairness Opinion to the Board of Directors to the effect that, as of the date of the opinion and based on and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the Shareholders under the Arrangement is fair from a financial point of view to the Shareholders;
•	the financial aspects of the Arrangement, including the large cash component, and the terms of the Vecima Replacement Options and the Vecima Replacement Warrants which, in addition to the Vecima Shares to be received by Shareholders under the Arrangement, will provide Optionholders and Warrantholders, as the case may be, with rights to acquire additional Vecima Shares;
•	the procedures by which the Arrangement are to be approved, including that the Arrangement Resolution must be approved by not less than 75% of the votes cast on the resolution by the Shareholders and that the Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders; and
•	the Dissent Right to be provided to Registered Shareholders in relation to the Arrangement Resolution.
In reaching its determination, the Board of Directors also considered and evaluated, among other things:
•	the potential tax consequences to Spectrum and Shareholders of the proposed transactions;

•	current industry, economic and market conditions and trends;
•	information concerning the business, operations, financial condition and prospects of Vecima;
•	historical market prices and trading information with respect to the Spectrum Shares and the Vecima Shares, and the potential delisting of the Spectrum Shares from NASDAQ;
•	the proposed transaction will provide Shareholders with an opportunity to continue to participate in the growth potential of Spectrum’s assets, and also have the benefit of a more diversified product and customer base;
•	following the Arrangement, Vecima is expected to have a larger market capitalization than prior to the Arrangement and the Vecima Shares can be expected to have a greater trading liquidity than previously; and
•	Vecima’s experienced management team and the potential benefits of management of Spectrum’s assets by that team.
See “The Arrangement – Reasons for the Arrangement”. The anticipated benefits of the Arrangement constitute forward-looking statements which are subject to certain risks and uncertainties. See “Cautionary Statement with Respect to Forward-looking Statements” and Appendix E, “Information Concerning Vecima – Risk Factors”.
Termination Fees
The Arrangement Agreement provides that Spectrum will pay to Vecima $300,000, together with Vecima’s reasonable expenses incurred in connection with the Arrangement to a maximum of $100,000, if the Arrangement Agreement is terminated by Spectrum following receipt of, and in order to accept or recommend, a Superior Proposal. The amounts to be paid to Vecima are to be paid concurrently with the termination of the Arrangement Agreement. See “The Arrangement – Arrangement Agreement”.
Conditions, Approvals and the Final Order
The implementation of the Arrangement requires the satisfaction of several conditions and the receipt of various approvals, including the U.S. National Security Consents and the approval of the Court. An application for the Final Order approving the Arrangement is expected to be made at 10:00 a.m. on April 24, 2007 at 800 Smithe Street, Vancouver, British Columbia. On the application, the Court will consider the fairness of the Arrangement. For details regarding the conditions that must be satisfied or waived and the approvals that are required for the Arrangement to become effective, see “The Arrangement – Procedure for the Arrangement Becoming Effective” and “The Arrangement – Approvals”.
Spectrum
Spectrum is a corporation existing under the provisions of the BCBCA. Spectrum’s head office and registered office is located at 300 – 2700 Production Way, Burnaby, British Columbia, V5A 4X1. Spectrum Shares are currently listed and posted for trading on the TSX under the trading symbol “SSY” and on NASDAQ under the symbol “SSPI”. See “Information Respecting Spectrum”.

Vecima
Vecima is a corporation existing under the provisions of the Canada Business Corporations Act. Vecima’s head office and registered office is located at 4210 Commerce Circle, Victoria, British Columbia, V8Z 6N6. Vecima Shares are currently listed and posted for trading on the TSX under the trading symbol “VCM”. Vecima designs, manufactures and sells products that enable broadband access to cable, wireless and telephony networks. See “Information Respecting Vecima” and Appendix E, “Information Concerning Vecima”.
Stock Exchange Listings
The TSX has conditionally approved the listing of the Vecima Shares to be issued or reserved under the Arrangement (including the Vecima Shares which may be issued from time to time upon the exercise of the Vecima Replacement Options or the Vecima Replacement Warrants), subject to the satisfaction of the customary requirements of the TSX.
The Vecima Shares will not be listed on any stock exchange in the United States as of the Effective Date.
Following the Arrangement becoming effective, the Spectrum Shares will be de-listed from the TSX and NASDAQ.
For information regarding the listing of Vecima Shares see “The Arrangement – Stock Exchange Listings”.
Securities Law Matters
The Vecima Shares, the Vecima Replacement Options and the Vecima Replacement Warrants to be issued in exchange for Spectrum Shares, Spectrum Options and Spectrum Warrants, respectively, under the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of Canadian Securities Laws. The Vecima Shares issued under the Arrangement will generally be freely tradable under Canadian Securities Laws (other than as a result of any “control block” restrictions which may arise by virtue of the ownership of Vecima Shares and provided that no unusual effort is made to prepare the market or create a demand for the securities and no extraordinary commission or consideration is paid in respect of the trade and, if the seller is an insider or officer of Vecima, the seller has no reasonable grounds to believe that Vecima is in default of applicable securities legislation). Resale of any Vecima Shares acquired in connection with the Arrangement may be required to be made through registered securities dealers.
The Vecima Shares to be issued under the Arrangement (and any Vecima Shares which may be issued from time to time upon the exercise of Vecima Replacement Options and Vecima Replacement Warrants) have not been and will not be registered under the U.S. Securities Act and will be issued in reliance upon an exemption from registration requirements provided by section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act is an exemption from U.S. Securities Act registration for offers and sales of securities issued in exchange for outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on March 22, 2007 and, subject to the approval of the Arrangement by the Shareholders, a hearing on the Arrangement will be held on April 24, 2007 by the Court. See “The Arrangement – Approvals”.
The Vecima Shares issued under the Arrangement to holders resident in the United States will be freely tradable under U.S. federal securities laws, except by persons who were “affiliates” of Spectrum or Vecima immediately prior to the Arrangement or who will be “affiliates” of Vecima after the Arrangement. Any securities issued pursuant to the exercise of the Vecima Replacement Options or the Vecima Replacement Warrants, however, will be “restricted securities” as such term is defined in Rule 144 under the U.S. Securities Act (“Rule 144”). The holders of such restricted securities will be able to resell such securities in the United States only pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an available exemption from such registration requirements. All recipients of Vecima Shares who are resident in the United States are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities laws and regulations.
The above comments are qualified in their entirety by reference to the summary set out under “The Arrangement – Securities Law Matters”.
Certain Canadian Federal Income Tax Considerations
A Shareholder who, for purposes of the Tax Act, is a Canadian Resident and who holds Spectrum Shares as capital property will generally, unless an election is made pursuant to section 85 of the Tax Act, realize a capital gain (or sustain a capital loss) equal to the amount by which the fair market value of any cash and Vecima Shares received by such Shareholder exceeds (or is less than) the aggregate of the adjusted cost base to the Shareholder of such Spectrum Shares and any reasonable costs of disposition. Such a Shareholder who is an Eligible Holder and who exchanges Spectrum Shares for consideration that includes one or more Vecima Shares may elect with Vecima in the prescribed form pursuant to section 85 of the Tax Act so that the Shareholder will generally realize a capital gain only to the extent that the amount of any cash received by such Shareholder exceeds the aggregate of the adjusted cost base to the Shareholder of such Spectrum Shares and any reasonable costs of disposition.
A Shareholder who is not resident in Canada and whose Spectrum Shares do not constitute “taxable Canadian property” to the non-resident holder will not be subject to tax under the Tax Act on the disposition of those shares.
The Information Circular contains a summary of the principal Canadian federal income tax considerations applicable to Shareholders who are residents and non-residents of Canada in respect of the Arrangement. The above comments are qualified in their entirety by reference to that summary.
Optionholders and Warrantholders should consult their own tax advisors with respect to the income tax consequences of the Arrangement generally, and specifically having regard to their own particular circumstances.
See “The Arrangement – Certain Canadian Federal Income Tax Considerations”.
Certain United States Federal Income Tax Considerations
For United States federal income tax purposes, the Arrangement in combination with the planned, future statutory amalgamation of Spectrum and Vecima is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the U.S. Tax Code. Shareholders who are subject to U.S. federal income tax should have the following consequences for U.S. federal income tax purposes, which vary depending on whether a Shareholder makes an election to receive, and receives, solely the Cash Consideration, solely the Share Consideration or some combination of Cash Consideration and Share Consideration in exchange for such Shareholder’s Spectrum Shares. A Shareholder who exchanges such Shareholder’s Spectrum Shares solely for the Share Consideration (and perhaps some cash instead of a fractional share), should not recognize any taxable gain or loss on the exchange, except with respect to cash received instead of a fractional Vecima Share. A Shareholder who exchanges such Shareholder’s Spectrum Shares for a combination of Cash

Consideration and Share Consideration should not recognize loss, but generally should recognize taxable gain, not in excess of the Cash Consideration received. A Shareholder who exchanges such Shareholder’s Spectrum Shares solely for Cash Consideration should recognize gain or loss equal to the difference between the Shareholder’s tax basis in the Spectrum Shares and Cash Consideration received. The Arrangement does not require Spectrum or Vecima to obtain a ruling from the Internal Revenue Service as to the tax consequences of the Arrangement and statutory amalgamation. If the Arrangement and statutory amalgamation do not qualify as a tax-free reorganization, Shareholders would recognize gain or loss with respect to each Spectrum Share equal to the difference between the Shareholder’s tax basis in such Spectrum Share and the sum of the fair market value, as of the Effective Time, of the Vecima Shares and cash received in exchange for such Spectrum Share.
The Information Circular contains a summary of the material United States federal income tax considerations applicable to United States holders in respect of the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See “The Arrangement – Certain United States Federal Income Tax Considerations”.
Other Tax Considerations
This Information Circular does not address any tax considerations of the Arrangement other than certain Canadian and United States federal income tax considerations. Shareholders should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in jurisdictions other than Canada and the United States, and in provinces, territories and states in which the Shareholders are resident, and with respect to the tax implications in such jurisdictions of owning Vecima Shares after the Arrangement.
Optionholders and Warrantholders should consult their own tax advisors with respect to the tax consequences of the Arrangement generally, and specifically having regard to their own particular circumstances.
Right of Dissent
In accordance with the terms of the Interim Order and Plan of Arrangement, Registered Shareholders will have the right to dissent in respect of the Arrangement and, if the Arrangement becomes effective, to be paid by Spectrum the fair value of the Spectrum Shares in respect of which a Registered Shareholder exercises the Dissent Right. If a Registered Shareholder wishes to dissent, a written notice of dissent must be received by Spectrum no later than 5:00 p.m. (Vancouver time) on Wednesday, April 18, 2007 (or 5:00 p.m. (Vancouver time) on the day that is two business days immediately preceding any adjourned or postponed Meeting).
Failure to comply strictly with the applicable provisions of the BCBCA, the Interim Order and the Plan of Arrangement may prejudice the availability of the Dissent Right. Dissenting Shareholders should note that the exercise of the Dissent Right can be a complex, time-consuming and expensive process and it is suggested that any Shareholder wishing to exercise the Dissent Right seek his or her own legal advice. For details regarding the Dissent Right, see “The Arrangement – Right of Dissent”; Appendix B, “Interim Order”; Schedule 1 of Appendix C, “Plan of Arrangement”; and Appendix H, “Part 8, Division 2 of the BCBCA”.
Risk Factors
An investment in Vecima is subject to a number of risks. For a discussion of risk factors associated with Vecima and the ownership of Vecima Shares, see Appendix E, “Information Concerning Vecima – Risk Factors”. A prospective investor should carefully consider such risk factors.

THE ARRANGEMENT
Background to the Arrangement
Spectrum retained CIBC on June 19, 2003 to explore alternatives to generate value for Shareholders. On July 14, 2003, Spectrum announced that it had initiated a program to pursue strategic alternatives. Two companies submitted letters of intent, but no transaction was pursued with either party. CIBC’s mandate was officially terminated on January 7, 2004, at which time Spectrum announced that the program to pursue strategic alternatives was being terminated.
From November 2004 to January 2006, numerous discussions were held by Spectrum with other parties to determine if a business combination could be achieved on terms that would be acceptable to Shareholders. None of the discussions resulted in an offer for a business combination being received by Spectrum.
In October 2006, having concluded that a sale of Spectrum was not imminent, Spectrum engaged PricewaterhouseCoopers Corporate Finance Inc. to explore a structured monetization of certain of Spectrum’s assets through a corporate reorganization. Fourteen companies were approached with the opportunity to enter into a transaction with Spectrum, three of which, including Vecima, executed confidentiality agreements.
Between November 2006 and January 2007, discussions between Spectrum and Vecima broadened to contemplate an acquisition of Spectrum by Vecima. Upon receipt of an offer from Vecima to purchase all of the issued and outstanding Spectrum Shares, the Board of Directors established the Special Committee to review the terms of the offer received from Vecima and to consider the effect of the transaction. On or about January 23, 2007, Spectrum and Vecima reached agreement regarding the terms of the Letter of Intent and the Letter of Intent was executed and delivered by the parties on January 23, 2007.
During the period between January 23, 2007 and February 16, 2007, Spectrum and Vecima and their respective legal counsel evaluated the proposed transaction and the structure thereof with a view to achieving an optimal fiscal outcome from the perspective of both parties and their shareholders. During this period, legal counsel for Spectrum and Vecima conducted due diligence investigations and prepared and negotiated the terms of the Arrangement Agreement. On February 16, 2007, the Parties executed and delivered the Arrangement Agreement. A copy of the Arrangement Agreement was filed by Spectrum and Vecima on SEDAR on February 23, 2007.
Effect of the Arrangement
The Arrangement will result in the Shareholders (other than Dissenting Shareholders) exchanging their Spectrum Shares for Cash Consideration, Share Consideration or some combination thereof, subject to the prorationing provisions set out below. See “The Arrangement – Details of the Arrangement”. In addition, the Optionholders and the Warrantholders will exchange their Spectrum Options and their Spectrum Warrants, as the case may be, for financially-equivalent Vecima Replacement Options and Vecima Replacement Warrants, respectively.
As of March 20, 2007, there were issued and outstanding 20,488,425 Spectrum Shares, Spectrum Options to purchase 3,300,781 Spectrum Shares and Spectrum Warrants to purchase 402,574 Spectrum Shares. Following completion of the Arrangement, the Spectrum Shares will be de-listed from the TSX and NASDAQ.
If the Arrangement is completed, the former Shareholders will own approximately 3.5%, and existing Vecima shareholders will own approximately 96.5%, of the issued and outstanding Vecima Shares.

Assuming that there are no Dissenting Shareholders and assuming the Share Parameter is reached, upon the completion of the Arrangement, an aggregate of approximately 23.3 million Vecima Shares will be issued and outstanding. In addition, it is anticipated that the Shareholders will hold Vecima Replacement Options and Vecima Replacement Warrants to acquire approximately 329,228 additional Vecima Shares which, if fully exercised, would represent approximately 1.5% of the Vecima Shares outstanding as at March 20, 2007. For details regarding Vecima, see Appendix E, “Information Concerning Vecima”.
As a result of the exchange of Spectrum Shares for Share Consideration, the exchange of Spectrum Options for Vecima Replacement Options and the exchange of Spectrum Warrants for Vecima Replacement Warrants, the nature of the investment of Shareholders, Optionholders and Warrantholders will be changed and their investment, after the Effective Date, will be in Vecima and not in Spectrum.
Details of the Arrangement
The terms and conditions of the Arrangement Agreement, including the Plan of Arrangement, were determined through arm’s length negotiations between Spectrum and Vecima and were approved by the Special Committee and the Board of Directors.
The following description of the Arrangement is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is attached as Appendix C, and the Plan of Arrangement, a copy of which is attached as Schedule 1 to the Arrangement Agreement.
On the Effective Date, commencing at the Effective Time, each of the events set out below will occur and will be deemed to occur in the following order without any further act or formality except as otherwise provided:
(a)	the Spectrum Shares of Dissenting Shareholders, if any, will be, and be deemed to be, purchased for cancellation by Spectrum for an amount to be determined and paid in the manner described in the Dissent Procedures, unless the Shareholder does not comply fully with the Dissent Procedures or acts inconsistently therewith, in which case the Shareholder will be deemed to have made the Deemed Election with respect to all of the Spectrum Shares in respect of which notice of dissent was delivered;

(b)	Vecima will deliver to the Depositary (in trust for the persons entitled thereto) in respect of each Shareholder other than Dissenting Shareholders, the Consideration allocated as between cash and Vecima Shares in accordance with each of the Elections received and the Deemed Elections, as adjusted, if required, in accordance with the Parameters. Upon receipt thereof by the Depositary, (i) each Shareholder shall cease to be a holder of Spectrum Shares and the name of each Shareholder shall be removed from the register of holders of Spectrum Shares and Vecima shall become the holder of the Spectrum Shares so exchanged and shall be entered on the register of holders as the holder of such Spectrum Shares, and (ii) each Shareholder who is entitled to receive Vecima Shares under the Arrangement shall become a holder of Vecima Shares and shall be entered in the register of holders of Vecima Shares;

(c)	each Spectrum Option will be exchanged for a Vecima Replacement Option to purchase the number of Vecima Shares equal to the Exchange Ratio multiplied by the number of Spectrum Shares that could be purchased under such Spectrum Option if such Spectrum Option were exercisable and exercised immediately prior to the Effective Time. Such Vecima Replacement Option shall provide for an exercise price per Vecima Share equal to the exercise price per Spectrum Share of such Spectrum Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest cent). If the foregoing calculation results in a particular Vecima Replacement Option being exercisable for a total number of Vecima Shares that includes a fraction of a Vecima Share, then the total number of Vecima Shares subject to such holder’s Vecima Replacement Option shall be rounded down to the next whole number of Vecima Shares. The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such Vecima Replacement Option will be the same as the terms and conditions of such Spectrum Option, and any document or agreement previously evidencing such Spectrum Option shall evidence and be deemed to evidence such Vecima Replacement Option; and

(d)	each Spectrum Warrant will be exchanged for a Vecima Replacement Warrant to purchase the number of Vecima Shares equal to the Exchange Ratio multiplied by the number of Spectrum Shares that could be purchased under such Spectrum Warrant if such Spectrum Warrant were exercisable and exercised immediately prior to the Effective Time. Such Vecima Replacement Warrant shall provide for an exercise price per Vecima Share equal to the exercise price per Spectrum Share of such Spectrum Warrant immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest cent). If the foregoing calculation results in a particular Vecima Replacement Warrant being exercisable for a total number of Vecima Shares that includes a fraction of a Vecima Share, then the total number of Vecima Shares subject to such holder’s Vecima Replacement Warrant shall be rounded down to the next whole number of Vecima Shares. The term to expiry, conditions to and manner of exercising and all other terms and conditions of such Vecima Replacement Warrant will be the same as the terms and conditions of such Spectrum Warrant, and any document or agreement previously evidencing such Spectrum Warrant shall evidence and be deemed to evidence such Vecima Replacement Warrant.
Prorationing Provisions, Elections and Deemed Elections and Fractional Shares
Subject to the prorationing provisions set out below, each Shareholder who delivers to the Depositary by the Election Deadline a duly completed and executed Transmittal Letter and Election Form advising of his Election shall be entitled to receive the Cash Consideration, the Share Consideration or some combination of Consideration in accordance with his Election.
Prorationing Provisions
The Consideration to be issued in exchange for the Spectrum Shares is subject to the following prorationing provisions. If:
(a)	the total number of Vecima Shares to be transferred by Vecima to Shareholders who have made an Election to receive the Share Consideration for some or all of their Spectrum Shares, plus

(b)	the number of Vecima Shares to be issued to Shareholders who made the Deemed Election
(the aggregate of (a) and (b) being referred to hereafter as the “Requested Share Amount”)

exceeds the Share Parameter, then the number of Vecima Shares issued to each Shareholder will be prorated according to the following formula:
   SP    × ES
RSA
where:

SP	=	the Share Parameter

RSA	=	the Requested Share Amount

ES	=	the number of Vecima Shares elected or deemed to have been elected by a Shareholder and the Shareholder will receive the balance of the value of the Consideration in cash.
If the total Cash Consideration payable to Shareholders:
(a)	who duly elected to receive, or who made the Deemed Election to receive, Cash Consideration in respect of all of their Spectrum Shares (the aggregate cash consideration payable to these Shareholders being referred to hereinafter as the “Requested Cash Amount”); or

(b)	who are Dissenting Shareholders as defined in this Plan of Arrangement as of the Effective Date;
exceeds the Cash Parameter, then the amount of Cash Consideration payable to each Shareholder (other than Dissenting Shareholders who, for this purpose will be deemed to receive from Vecima the sum of $0.8939 for each of their Spectrum Shares) will be prorated according to the following formula:
[CP – D] × EC
RCA
where:

CP	=	the Cash Parameter

D	=	the aggregate Cash Consideration deemed to be payable to Dissenting Shareholders for their Spectrum Shares

RCA	=	the Requested Cash Amount

EC	=	the amount of Cash Consideration elected or deemed to have been elected by a Shareholder (other than a Dissenting Shareholder)
and the Shareholder will receive the balance of the value of the Consideration as Share Consideration.
Elections and Deemed Elections
In order to make an Election, a Shareholder must deposit a duly completed and executed Transmittal Letter and Election Form with the Depositary by the Election Deadline. Vecima will have the discretion, acting reasonably, to determine whether Transmittal Letters and Election Forms have been properly completed, signed and submitted and to disregard immaterial defects in such Transmittal Letters and Election Forms.

The decision of Vecima in such matters shall be conclusive and binding. Neither Vecima nor the Depositary will be under any obligation to notify any person of any defect in a Transmittal Letter and Election Form submitted. A Transmittal Letter and Election Form may not be revoked after receipt thereof by the Depositary.
A Shareholder of record who holds Spectrum Shares as a nominee, custodian, depositary, trustee or in any other representative capacity for beneficial owners of Spectrum Shares may submit multiple Transmittal Letters and Election Forms (provided that such Shareholder submits only one Transmittal Letter and Election Form per beneficial owner).
A Shareholder who does not deposit a Transmittal Letter and Election Form with the Depositary by the Election Deadline or whose Election is defective or incomplete (as determined by Vecima in its sole discretion, acting reasonably) shall be deemed to have made the Deemed Election.
Spectrum will use all reasonable efforts to mail the Transmittal Letters and Election Forms to all persons who become Shareholders during the period between the record date for the Meeting and the close of business (Vancouver time) on the date which is seven calendar days prior to the date of the Meeting and to make the Transmittal Letters and Election Forms available to all persons who become Shareholders subsequent to such day and no later than the Election Deadline.
Fractional Shares
A Shareholder who is entitled to receive a fraction of a Vecima Share under the Arrangement will receive cash in lieu thereof, based on a whole Vecima Share being valued at $10.06.
Arrangement Agreement
The Arrangement will be effected in accordance with the Arrangement Agreement. The following description of certain material provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is attached as Appendix C.
Except for the Arrangement Agreement’s status as a contractual document that establishes and governs the legal relations among the parties thereto with respect to the Arrangement, its text is not intended to be, and should not be interpreted as, a source of factual, business or operational information about Spectrum, Vecima or any of their respective affiliates. The Arrangement Agreement contains representations, warranties and covenants that are qualified and limited, including by information in the documents referenced in the Arrangement Agreement that the parties delivered in connection with the execution of the Arrangement Agreement, certain other information provided by the parties thereto to the other parties, or disclosed in public filings with Canadian securities regulatory authorities. Representations and warranties may be used as a tool to allocate risks between the respective parties to the Arrangement Agreement, including where the parties do not have complete knowledge of all facts, instead of establishing such matters as facts. Furthermore, the representations and warranties may be subject to different standards of materiality applicable to the contracting parties, which may differ from what may be viewed as material to Shareholders. These representations may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this Information Circular. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the Arrangement Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Information Circular. Except for the parties themselves, under the terms of the Arrangement Agreement only certain other specifically identified persons are third-party beneficiaries of the Arrangement Agreement who may enforce it and rely on its terms. With limited exceptions, Shareholders are not third-

party beneficiaries of the Arrangement Agreement and therefore may not directly enforce or rely upon its terms and conditions and should not rely on its representations, warranties or covenants as characterizations of the actual state of facts or condition of Spectrum or Vecima, or any of their respective affiliates.
The Arrangement Agreement contains representations, warranties and covenants of and from each of Spectrum and Vecima and various conditions precedent, both mutual and with respect to each Party.
Representations and Warranties
The Arrangement Agreement contains customary representations and warranties on the part of each of the Parties relating to, among other matters, the following: organization and qualification; capitalization; subsidiaries; authority and enforceability; no violation; financial statements; absence of certain changes or events and reporting status and securities law matters. Spectrum further represents and warrants in respect of, among other matters, the following: approvals; disclosure; property; intellectual property; tax matters; environmental laws; environmental compliance; books and records; insurance; employment agreements; pension and employee benefits; material agreements; compliance with applicable laws; non-arm’s length agreements; brokers and finders; advisory fees; transaction expenses; no “collateral benefit” under Ontario Securities Commission Rule 61-501; circular; litigation and employee stock purchase plan.
Covenants
In the Arrangement Agreement, each of the Parties agrees that except as contemplated in the Arrangement Agreement and the Plan of Arrangement, until the earlier of the Effective Date and the termination of the Arrangement Agreement in accordance with its terms:
(a)	it will
(i)	consult with the other in issuing any press release or otherwise making any public statement with respect to the Arrangement and in making any filing with any Governmental Entity with respect thereto. Each of Spectrum and Vecima will use all commercially reasonable efforts to enable the other to review and comment on all such press releases before the release thereof and will enable the other to review and comment on such filings before the filing thereof, provided that the obligations in the Arrangement Agreement will not prevent any party from making such disclosure as its counsel advises is required by applicable Laws or the rules and policies of the reporting jurisdictions of the party. Each of Spectrum and Vecima agree not to make any public statement that is inconsistent with any such press release or the Arrangement Agreement, and

(ii)	not take any action that would cause any representation or warranty made by it in the Arrangement Agreement to be untrue in any material respect at any time prior to the Effective Date;
(b)	it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations set forth in the Arrangement Agreement to the extent that such is within its control and to use its commercially reasonable efforts to:
(i)	obtain or cooperate in obtaining all necessary waivers, consents and approvals (including Regulatory Approvals) required to be obtained by it to consummate the Arrangement,

(ii)	effect or cooperate in effecting all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement and participate and appear in any required proceedings before Governmental Entities in connection therewith,

(iii)	oppose, lift or rescind or cooperate in opposing, lifting or rescinding any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of Spectrum or Vecima to consummate, the Arrangement,

(iv)	fulfill all conditions and satisfy all provisions of the Arrangement Agreement and the Plan of Arrangement on its part, including, where applicable, delivery of the certificates of its officers contemplated by the Arrangement Agreement, and

(v)	otherwise cooperate with the other in connection with the performance by it of its obligations under the Arrangement Agreement and the Plan of Arrangement;
(c)	it will, in all material respects, conduct itself so as to keep the other fully informed as to the material decisions or actions required to be made or undertaken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by operation of applicable Laws or by reason of a confidentiality obligation owed to a third party; and

(d)	it will vigorously defend or cause to be defended any claim or other legal proceedings brought against it challenging the Arrangement.
In the Arrangement Agreement, Spectrum agrees that except as contemplated in the Arrangement Agreement and the Plan of Arrangement, until the earlier of the Effective Date and the termination of the Arrangement Agreement in accordance with its terms, without the written consent of Vecima (which consent will not be unreasonably withheld or delayed), it will not and will not permit any of the Spectrum Subsidiaries to:
(a)	repurchase, redeem or otherwise acquire any of its securities or any securities of the Spectrum Subsidiaries;

(b)	(i) issue any Spectrum Shares or securities of the Spectrum Subsidiaries, or (ii) issue or grant an option, warrant, call, conversion or exchange privilege or right of any kind to subscribe for Spectrum Shares or any securities of the Spectrum Subsidiaries, or (iii) agree to do any of the foregoing, except any issuance of Spectrum Shares made pursuant to the exercise of Spectrum Options or Spectrum Warrants outstanding as of the date immediately prior to the date of the Arrangement Agreement;

(c)	except as set out in the Spectrum Disclosure Letter, other than transactions between Spectrum and a Spectrum Subsidiary, purchase or otherwise acquire or sell, transfer, lease, exchange, pledge or encumber or otherwise dispose of any interest in or right to any asset or property having a value in excess of $200,000 for any single asset or property or $500,000 in the aggregate for Spectrum and the Spectrum Subsidiaries taken as a whole for all such assets or properties;

(d)	enter into, modify, amend or terminate any agreement (other than in the ordinary course of business) or licence (other than non-exclusive licences to customers in the ordinary course of business) of Spectrum or any Spectrum Subsidiary or implement any other change in its business;

(e)	except pursuant to existing credit facilities or debt instruments (or the agreements, indentures or guarantees governing or relating to such facilities or instruments) or renewal or replacement credit facilities or debt instruments for a principal amount approximately the same as the principal amount of the facilities or instruments renewed or replaced, incur or commit to incur or assume any indebtedness for borrowed money or issue any debt securities, or guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person, or make any loans or advances;

(f)	satisfy any material claims or liabilities except such as have been reserved against in the Spectrum financial statements, relinquish any material contractual rights or enter into any interest rate, currency or commodity swap, hedge or other similar financial derivative instrument, except in the ordinary course of business consistent with past practice;

(g)	mortgage, pledge, lease, encumber or charge any property of Spectrum or a Spectrum Subsidiary;

(h)	except for transactions between Spectrum and a Spectrum Subsidiary, amalgamate or merge or agree to amalgamate or merge with any other Person or resolve that it be wound up;

(i)	acquire or agree to acquire any Person, corporation, partnership, joint venture or other business organization or division thereof or agree to acquire any assets (other than inventory or supplies incurred in the ordinary course of business consistent with past practice);

(j)	appoint or permit the appointment of a liquidator, receiver or trustee in bankruptcy for Spectrum or a Spectrum Subsidiary or in respect of the assets of Spectrum or a Spectrum Subsidiary;

(k)	permit the making of an order by a court for the winding-up or dissolution of Spectrum or a Spectrum Subsidiary;

(l)	declare, set aside or pay any dividends, including for the purpose of effecting a share subdivision, or declare, set aside or make any payment or distribution (in cash, stock, property or otherwise) with respect to the Spectrum Shares;

(m)	establish, adopt, enter into, make or amend any collective bargaining, bonus, profit sharing, compensation, stock option, stock ownership, stock compensation, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of Spectrum or a Spectrum Subsidiary, or increase any compensation or make any award or payment (whether by way of bonus, salary increase, stock option, pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance or termination pay or any other form of compensation or profit sharing) to any director, officer or employee of Spectrum or a Spectrum Subsidiary other than pursuant to agreements, plans, arrangements or policies in effect (without amendment) on the date hereof and disclosed in the Spectrum Disclosure Letter and, notwithstanding the foregoing, neither Spectrum nor a Spectrum Subsidiary will make or amend, or become obligated to make or amend, any discretionary payment to or for the benefit of any director (other than payments approved by the Spectrum Board of Directors to members of the special committee formed to consider the Arrangement), officer or employee of Spectrum or a Spectrum Subsidiary without the prior written consent of Vecima;

(n)	implement any other material change in the present business or affairs, capitalization or financial condition of Spectrum and the Spectrum Subsidiaries;

(o)	settle or abandon any claim, litigation, action, suit, cause of action or other proceeding by or before any Governmental Entity, except in the ordinary course of business consistent with past practice;

(p)	make or permit to be made any change to any accounting method, policy or principle used by Spectrum and the Spectrum Subsidiaries, except as may be prescribed by the Canadian Institute of Chartered Accountants or the Financial Accounting Standards Board including any prescribed changes to GAAP;

(q)	except as disclosed in the Spectrum Disclosure Letter, increase the number of persons employed by Spectrum and the Spectrum Subsidiaries as of the date of the Arrangement Agreement; or

(r)	bind itself to take any of the actions set forth above.
In addition, in the Arrangement Agreement, Spectrum agrees that until the earlier of the Effective Date and the termination of the Arrangement Agreement in accordance with its terms, it will and it will cause Spectrum Subsidiaries to:
(a)	cooperate with Vecima and take commercially reasonable efforts to support the Arrangement, except to the extent that other provisions of the Arrangement Agreement apply a particular standard to certain other obligations of Spectrum, in which case, such other standard will apply to such other obligations;

(b)	carry on its business and cause the Spectrum Subsidiaries to carry on their business only in, and not take any action except in, the ordinary course of business consistent with past practice and will not otherwise authorize or incur any capital expenditures in excess of $200,000 for any item or series of items constituting parts of a single item or $500,000 in the aggregate for Spectrum and the Spectrum Subsidiaries taken as a whole for all such items; provided that Spectrum and the Spectrum Subsidiaries will be authorized to make all capital expenditures pursuant to capital budgets of Spectrum and the Spectrum Subsidiaries approved by the Spectrum Board of Directors on or before the date hereof as disclosed in the Spectrum Disclosure Letter;

(c)	promptly advise Vecima, orally and then promptly in writing, of any material adverse change (as defined in the Arrangement Agreement) in respect of Spectrum and of any material governmental or third party complaint, investigation, or hearing (or communication indicating that the same may be contemplated);

(d)	maintain the current insurance (or re-insurance) policies of it and the Spectrum Subsidiaries and not allow the same to be cancelled or terminated or any other coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally-recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)	use, and cause each Spectrum Subsidiary to use, its commercially reasonable efforts to preserve intact its business organization, assets and goodwill, to maintain its leases, licences and permits or other property or proprietary interests or rights in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with governmental entities, suppliers, distributors, customers and others with whom it has business relationships and inform Vecima orally and then promptly in writing if any officer submits a resignation;

(f)	not take any action or omit to take any action, and not permit a Spectrum Subsidiary to take any action or omit to take any action, which would render, or which reasonably would be expected to render, any representation or warranty made by it in the Arrangement Agreement untrue in any Material respect at any time before the Effective Date if then made;

(g)	continue to file all documents or information required to be filed by Spectrum as and when required to be filed under applicable Securities Laws and the rules and policies of NASDAQ and the TSX, and ensure that all such documents or information, when filed, comply in all Material respects with the requirements of applicable Securities Laws and the rules and policies of NASDAQ and the TSX;

(h)	make or cooperate as necessary in the preparation of any exemption applications or orders and any other documents deemed reasonably necessary by Spectrum or Vecima, acting reasonably, to discharge their respective obligations under applicable Laws in connection with the Arrangement or as required under applicable Securities Laws in order to permit the consummation of the Arrangement;

(i)	furnish Vecima with a copy of all financial reports and statements prepared by Spectrum and the Spectrum Subsidiaries and provided to the Spectrum Board of Directors after the date of the Arrangement Agreement;

(j)	carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Spectrum or the Spectrum Subsidiaries with respect to the Arrangement;

(k)	use commercially reasonable efforts to assist in effecting the resignations of the directors of Spectrum and cause them to be replaced as of the Effective Date by persons nominated by Vecima;

(l)	use commercially reasonable efforts to obtain all U.S. National Security Consents necessary to enable Spectrum Signal Processing (USA) Inc. to continue to operate its business in the same manner after, as before the consummation of the Arrangement;

(m)	use commercially reasonable efforts to obtain all waivers or approvals under material contracts (as defined in the Arrangement Agreement) required as a result of the Arrangement; provided that Spectrum and the Spectrum Subsidiaries will not, without the prior written consent of Vecima (not to be unreasonably withheld or delayed), pay or commit to pay any money or issue or commit to issue any guarantee of any obligations in connection with Spectrum or the Spectrum Subsidiaries obtaining such consents, waivers or approvals;

(n)	apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to Spectrum or the Spectrum Subsidiaries which are required in order to consummate the Arrangement and, in doing so, keep Vecima reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Vecima with copies of all related applications and notifications excluding any part thereof constituting confidential information, in draft form, in order for Vecima to provide its reasonable comments thereon;

(o)	advise Vecima as requested, and on a daily basis on each of the last seven business days prior to the Spectrum Meeting, as to the tallies of the proxies and Elections received in respect of the Spectrum Meeting and the Arrangement; and

(p)	provide Vecima with a copy of any purported exercise of Dissent Rights and any written communications with any holders of Spectrum Shares exercising or purporting to exercise Dissent Rights, and not, without the prior consent of Vecima (which consent will not be unreasonably withheld or delayed), settle or compromise any claim brought by any present, former or purported holder of Spectrum Shares, Spectrum Options or Spectrum Warrants in connection with the Arrangement, whether in connection with the exercise of Dissent Rights or otherwise.
In the Arrangement Agreement, Vecima agrees that it will:
(a)	cooperate with Spectrum and take commercially reasonable efforts to support the Arrangement, except to the extent that other provisions of the Arrangement Agreement apply a particular standard to certain other obligations of Vecima, in which case such other standard will apply to such other obligations;

(b)	apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to Vecima which are required in order to consummate the Arrangement, including, without limitation, TSX approval of the listing of the Vecima Shares issuable pursuant to the Arrangement, and, in doing so, keep Spectrum reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Spectrum with copies of all related applications and notifications excluding any part thereof constituting confidential information, in draft form, in order for Spectrum to provide its reasonable comments thereon; provided that, for greater certainty, nothing contained in the Arrangement Agreement will restrict or limit Vecima from making such commitments or providing such undertakings or assuming such obligations as it considers, in its sole discretion, necessary or desirable in order to obtain the Regulatory Approvals or any other sanctions, rulings, consents, orders, exemptions, permits and other approvals required by applicable antitrust or competition Law; provided further that nothing in the Arrangement Agreement will require Vecima to make any such commitments, provide any such undertakings or assume any such obligations that are not commercially reasonable (it being agreed that it will not be commercially reasonable for Vecima or any of its affiliates to be required to divest, hold separate or agree to any material limitation on the conduct of their current or future business operations);

(c)	in a timely and expeditious manner, furnish Spectrum with all such information regarding Vecima and its affiliates as may reasonably be required to be included in the Information Circular pursuant to the Canadian Securities Laws or any other Laws. Vecima will provide to Spectrum, at the time any information is furnished pursuant hereto, a certificate of Vecima (signed by a senior officer of Vecima) certifying that the information furnished by Vecima for inclusion in the Information Circular does not contain a misrepresentation and constitutes full, true and plain disclosure of all material facts concerning Vecima;

(d)	honour, and cause Spectrum and each Spectrum Subsidiary to honour after the Effective Date, all employment agreements (including any severance obligations in respect thereof) between Spectrum or the Spectrum Subsidiaries and their respective employees (including the executive officers of Spectrum and the Spectrum Subsidiaries);

(e)	designate one individual from whom Spectrum may seek approval to undertake any actions not permitted to be undertaken without Vecima’s consent pursuant to the Arrangement Agreement and will ensure that such person will respond, on behalf of Vecima, to Spectrum’s requests in an expeditious manner;

(f)	furnish promptly to Spectrum a copy of each notice, report, schedule or other document or communication delivered or filed by Vecima in connection with the Arrangement or the Interim Order or the Meeting with any Governmental Entity in connection with, or in any way affecting, the transactions contemplated in the Arrangement Agreement;

(g)	at or contemporaneously with the Effective Time deliver to the Depository cash and Vecima Shares sufficient to pay the Consideration for each Spectrum Share acquired and, at the Effective Time, acquire all of the Spectrum Shares; and

(h)	on June 30, 2007 or as soon as practical thereafter, but in no event later than December 31, 2007, complete a statutory amalgamation with Spectrum pursuant to the provisions of section 184 of the Canada Business Corporations Act. This covenant is intended for the benefit of the Shareholders and the holders of Spectrum Options and Spectrum Warrants and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives, and Spectrum and any successors to Spectrum shall hold the rights and benefits of this covenant in trust for and on behalf of such persons. Spectrum accepts such trust and agrees to hold the benefit of and enforce performance of such covenant on behalf of such persons.
Conditions Precedent to the Arrangement
The respective obligations of Spectrum and Vecima to complete the Arrangement are subject to fulfillment, or the mutual waiver, of the following conditions on or before the Termination Date or such earlier time as is specified below:
(a)	the Interim Order will have been granted in form and substance satisfactory to Spectrum and Vecima, acting reasonably, and will not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution will have been passed at the Meeting in accordance with the BCBCA and the Interim Order;

(c)	the Final Order will have been granted in form and substance satisfactory to Spectrum and Vecima, acting reasonably, and will not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(d)	the Effective Date will occur prior to the Termination Date;

(e)	except for any de-listing notification or action by NASDAQ in respect of the Spectrum Shares, no cease trade order shall have been issued and remain in effect with respect to the

Spectrum Shares or the Vecima Shares, and there will have been no other action taken under any Law or by any Governmental Entity, that:
(i)	makes it illegal or, directly or indirectly, restrains, enjoins or prohibits the Arrangement or any other transactions or agreements contemplated in the Arrangement Agreement, or

(ii)	results in a judgment or assessment of damages, directly or indirectly, relating to the transactions or agreements contemplated in the Arrangement Agreement or the Plan of Arrangement which would have a material adverse effect (as defined in the Arrangement Agreement) on Spectrum or Vecima;
(f)	all required material consents, waivers, permits, orders and approvals of any Governmental Entity or other Persons (including, without limitation, U.S. National Security Consents) and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, will have been obtained or received on terms satisfactory to the Parties, acting reasonably;

(g)	the Vecima Shares issuable pursuant to the Arrangement, including the Vecima Shares issuable upon the exercise of Vecima Replacement Options and Vecima Replacement Warrants, shall have been approved for listing on the TSX, subject to the filing of required documentation, notice of issuance and other usual requirements, and the TSX shall have, if required, accepted notice for filing of all transactions of Spectrum contemplated in the Arrangement Agreement or necessary to complete the Arrangement, subject only to the usual requirements of the TSX;

(h)	the Vecima Shares and any Vecima Replacement Options and Vecima Replacement Warrants to be issued to holders in the United States pursuant to the Arrangement shall be exempt from registration requirements under Section 3(a)(10) of the U.S. Securities Act and not subject to resale restrictions in the United States under the U.S. Securities Act (other than as may be prescribed by Rule 144 and Rule 145 under the U.S. Securities Act);

(i)	no Law will have been proposed, enacted, promulgated or applied and no legal action or proceeding will have been commenced by any Person which, if the Arrangement were completed, could reasonably be expected to have a material adverse effect (as defined in the Arrangement Agreement) on Vecima (or Spectrum after the Effective Date) except to the extent found acceptable by Vecima; and

(j)	the Arrangement Agreement will not have been terminated.
The Arrangement Agreement also provides for a number of conditions in favour of Spectrum which must be satisfied or waived on or before the Termination Date or such earlier time as is specified below in order for the Arrangement to become effective, including:
(a)	all covenants of Vecima under the Arrangement Agreement to be performed on or before the Effective Time will have been duly performed by Vecima in all material respects;

(b)	all representations and warranties of Vecima under the Arrangement Agreement will be true and correct in all material respects (except for any representations and warranties of Vecima under the Arrangement Agreement qualified by materiality or material adverse effect (as defined in the Arrangement Agreement) (taking into account such qualifiers), each of which will be true and correct in all respects) as of the Effective Date, as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct or true and correct in all material respects, as the case may be, as of such earlier date, or except as affected by transactions contemplated or permitted by the Arrangement Agreement) and Spectrum will have received a certificate of Vecima addressed to Spectrum and dated such date, signed on behalf of Vecima by two senior executive officers of Vecima in their capacity as such and without personal liability, confirming the same;

(c)	Spectrum being satisfied, acting reasonably, that from September 30, 2006 to the Effective Date, there has not occurred a material adverse change (as defined in the Arrangement Agreement) with respect to Vecima, and Spectrum has not become aware of any previously undisclosed material fact which could reasonably be expected to have a material adverse effect (as defined in the Arrangement Agreement) on Vecima;

(d)	the board of directors of Vecima will have adopted prior to the date of the Arrangement Agreement all necessary resolutions, and all other necessary corporate action will have been taken by Vecima, to permit the consummation of the Arrangement; and

(e)	Spectrum will have received the Fairness Opinion in writing.
Finally, the Arrangement Agreement also provides for a number of conditions in favour of Vecima which must be satisfied or waived on or before the Termination Date or such earlier time as is specified below in order for the Arrangement to become effective, including:
(a)	all covenants of Spectrum under the Arrangement Agreement (other than the covenants in section 2.6(d) of the Arrangement Agreement) to be performed on or before the Effective Time will have been duly performed by Spectrum in all material respects and, with respect to the covenants of Spectrum in section 2.6(d) of the Arrangement Agreement, will have been duly performed by Spectrum in all respects;

(b)	all representations and warranties of Spectrum under the Arrangement Agreement will be true and correct in all material respects (except for any Identified Company Representations (as defined in the Arrangement Agreement) and any representations and warranties of Spectrum under the Arrangement Agreement qualified by materiality or material adverse effect (as defined in the Arrangement Agreement) (taking into account such qualifiers), each of which will be true and correct in all respects) as of the Effective Date, as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct or true and correct in all material respects, as the case may be, as of such earlier date, or except as affected by transactions contemplated or permitted by the Arrangement Agreement), and Vecima will have received a certificate of Spectrum addressed to Vecima and dated such date, signed on behalf of Spectrum by two senior executive officers of Spectrum in their capacity as such and without personal liability, confirming the same;

(c)	Vecima being satisfied, acting reasonably, that from September 30, 2006 to the Effective Date, there has not occurred a material adverse change (as defined in the Arrangement Agreement) with respect to Spectrum (not including any de-listing notification or any actual de-listing from the NASDAQ Stock Market), and Vecima has not become aware of any previously undisclosed material fact which could reasonably be expected to have a material adverse effect (as defined in the Arrangement Agreement) on Spectrum;

(d)	from the date of the Arrangement Agreement to the Effective Date, there shall have been no event, condition or occurrence of national or international consequence which, in the opinion of Vecima, acting reasonably, does or may materially adversely affect the Canadian financial markets generally or the business, operations or affairs of Spectrum or any of Spectrum’s subsidiaries;

(e)	the Board of Directors will have adopted prior to the date of the Arrangement Agreement all necessary resolutions, and all other necessary corporate action will have been taken by Spectrum, to permit the consummation of the Arrangement;

(f)	no Law will have been proposed, enacted, promulgated or applied and no legal action or proceeding will have been commenced by any Person to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of Vecima to own or exercise full rights of ownership of all of the outstanding Spectrum Shares and all of the outstanding shares of Spectrum’s subsidiaries owned by Spectrum;

(g)	holders of no more than 5% of the issued and outstanding Spectrum Shares will have exercised their Dissent Rights (and not withdrawn such exercise) in respect of the Arrangement, and Vecima shall have received a certificate dated the day immediately preceding the Effective Date of two senior executive officers of Spectrum to that effect;

(h)	Vecima will have received resignations and releases in favour of Spectrum and Spectrum’s subsidiaries from those directors of Spectrum and of Spectrum’s subsidiaries as are specified by Vecima;

(i)	in the opinion of Vecima, acting reasonably, Spectrum shall not have taken any action since the date of the Arrangement Agreement that would make it inadvisable for Vecima to proceed with the Arrangement;

(j)	the Board of Directors shall not have withdrawn or changed their recommendation that Shareholders vote to approve the Arrangement Resolution;

(k)	at the Effective Date, Spectrum will not have sold to another Person or otherwise disposed of or encumbered the tax losses and credits detailed in the confidential information summary dated November 2006 provided by Spectrum to Vecima, provided for greater certainty, that the transactions contemplated by the Arrangement Agreement shall not constitute any such encumbrances;

(l)	at the Effective Date, Vecima and Spectrum shall have agreed upon a plan acceptable to Vecima, acting reasonably, to reduce Spectrum’s salary expense by not less than $400,000 annually (relative to its annualized, year-to-date salary expense as recorded in its September 30, 2006 statement of operations) by terminating the employment of certain employees as agreed with Vecima;

(m)	at the Effective Date, Vecima and Spectrum shall have agreed upon a plan acceptable to Vecima, acting reasonably, to curtail or close the United Kingdom–based operations of Spectrum and Spectrum Signal Processing (UK) Limited; and

(n)	Vecima will have received all such other documents and certificates as may reasonably be required by Vecima in connection with completion of the Arrangement, including, without limitation, an opinion addressed to Vecima of McCarthy Tétrault LLP, dated the Effective

Date and satisfactory in form and substance in all material respects to Vecima and its counsel, acting reasonably, pertaining to various corporate and regulatory matters relating to Spectrum.
Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Shareholders authorizes the Board of Directors to amend the Arrangement, without further notice to or approval of Shareholders, to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and, subject to the terms of the Arrangement, to decide not to proceed with the Arrangement. See Appendix A for the text of the Arrangement Resolution.
Consideration of Alternative Transactions
Until the earlier of (i) the Effective Date and (ii) the time the Arrangement Agreement is terminated in accordance with its terms, nothing contained in the Arrangement Agreement will prevent the Board of Directors from considering, engaging in discussions or negotiations with a third party or providing information in respect of, or otherwise responding to, or negotiating, approving and recommending to the Shareholders an unsolicited bona fide Acquisition Proposal received after the date of the Arrangement Agreement for more than 50% of the outstanding Spectrum Shares or consolidated assets of Spectrum that (a) did not result from a breach of the Arrangement Agreement or solicitation or initiation by Spectrum or any of its related parties or representatives; and (b) the Board of Directors has determined, in good faith, after consultation with its outside legal and financial advisors, is a Superior Proposal.
Spectrum will notify Vecima, at first orally and thereafter in writing, promptly (but in no event later than the earlier to occur of (i) one business day and (ii) 48 hours) after receipt by Spectrum of any Acquisition Proposal or any request for non-public information relating to Spectrum or its subsidiaries known by Spectrum to be in connection with any Acquisition Proposal or for access to the properties, books or records of Spectrum or its subsidiaries by any Person that may be making, or that has made, an Acquisition Proposal. Any such notice to Vecima will indicate the identity of the Person making such proposal, inquiry or contact and all material terms thereof and such other details of the proposal, inquiry or contact as Vecima may reasonably request and which is in the possession of, or under the control of, Spectrum or its representatives and advisors. Spectrum will keep Vecima promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request or any amendment thereto, and will respond promptly to all reasonable inquiries by Vecima with respect thereto.
If the Board of Directors receives a request for material non-public information from a party in connection with a possible or actual unsolicited bona fide Acquisition Proposal to Spectrum and the Board of Directors determines in good faith after consultation with its outside financial advisors and legal advisors that such proposal would be a Superior Proposal and the Board of Directors has received the legal opinion of its outside legal advisors that the failure to provide such party with access to such information would be inconsistent with its fiduciary duties, then, and only in such case, Spectrum may, subject to the execution of a confidentiality agreement that is no less onerous to the other party than the confidentiality agreement then in effect between Spectrum and Vecima, provide such party with access to any information regarding Spectrum and its subsidiaries. Vecima will be provided with any information related to the business of Spectrum provided to such person that was not previously provided to Vecima.
Nothing contained in the non-solicitation provisions prohibits the Board of Directors from making any disclosure to the Shareholders prior to the Effective Time if, in the good faith judgment of the Board of Directors, after consultation with outside legal counsel, such disclosure is necessary for the directors and officers of Spectrum to act in a manner consistent with their duties or is otherwise required under applicable Law.

Right to Match Superior Proposal
The Arrangement Agreement provides Vecima with an opportunity, but not the obligation, to offer in writing to amend the terms of the Arrangement and the Arrangement Agreement, during the period ending three business days after the later of (i) the date of the notification by Spectrum to Vecima that an Acquisition Proposal is a Superior Proposal and (ii) the date Vecima receives a copy of the document evidencing such Superior Proposal.
The Board of Directors will review, in good faith and in accordance with its fiduciary duties, any proposal by Vecima to amend the terms of the Arrangement and the Arrangement Agreement in order to determine (after receipt of advice, to the extent considered necessary by the Board of Directors, from its financial advisors and outside legal counsel) whether Vecima’s proposal to amend the terms of the Arrangement and the Arrangement Agreement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the Arrangement and the Arrangement Agreement.
If Vecima does not propose to amend the terms of the Arrangement or the Arrangement Agreement or the Board of Directors does not make the determination that the Acquisition Proposal is not a Superior Proposal compared to the proposed amendment to the Arrangement and the Arrangement Agreement, Spectrum will be entitled to terminate the Arrangement Agreement and enter into an agreement in respect of the Superior Proposal or the Board of Directors may withdraw, modify or change its recommendation concerning the Arrangement and recommend the Superior Proposal, as applicable, subject to the payment of expenses and termination fees as described below in “Termination Fees”.
The Board of Directors will promptly reaffirm its recommendation of the Arrangement by press release after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (ii) the Board of Directors determines that a proposed amendment to the terms of the Arrangement would result in the Acquisition Proposal not being a Superior Proposal and the Parties have so amended the terms of the Arrangement.
Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration to be received by the holders of Spectrum Shares will constitute a new Acquisition Proposal for the purposes of the right to match provisions of the Arrangement Agreement and Vecima will be afforded the ability to respond to each such Acquisition Proposal in accordance with the right to match provisions of the Arrangement Agreement.
Expenses and Termination Fees
The Arrangement Agreement provides that whether or not the Arrangement is consummated, except as provided below, all expenses incurred in connection with the Arrangement will be paid by the Person incurring such expense.
The Arrangement Agreement also provides that Spectrum will pay to Vecima $300,000, together with Vecima’s reasonable expenses incurred in connection with the Arrangement to a maximum of $100,000, if the Arrangement Agreement is terminated by Spectrum following receipt of, and in order to accept or recommend, a Superior Proposal. The amounts to be paid to Vecima are to be paid concurrently with the termination of the Arrangement Agreement.

Termination Rights
The Arrangement Agreement may be terminated at any time prior to the Effective Date, whether before or after the approval of Shareholders of the Arrangement Resolution at the Meeting has been received:
(a)	by mutual agreement in writing executed by Spectrum and Vecima;

(b)	by either Spectrum or Vecima after the Termination Date;

(c)	by Vecima upon receipt of notice from Spectrum of the occurrence of any event or state of facts that would likely: (i) cause any of the representations and warranties of Spectrum contained in the Arrangement Agreement to be untrue or inaccurate in any material respect as of the date of the Arrangement Agreement or at the Effective Date or (ii) result in the failure of Spectrum to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Arrangement Agreement prior to the Effective Date (except with respect to a breach by Spectrum of the non-solicitation or the right to match Superior Proposal provisions of the Arrangement Agreement);

(d)	by Spectrum upon receipt of notice from Vecima of the occurrence of any event or state of facts that would likely: (i) cause any of the representations and warranties of Vecima contained in the Arrangement Agreement to be untrue or inaccurate in any material respect as of the date of the Arrangement Agreement or at the Effective Date or (ii) result in the failure of Vecima to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under the Arrangement Agreement prior to the Effective Date;

(e)	by either Spectrum or Vecima if the shareholders fail to approve the Arrangement Resolution by the earlier to occur of (i) the Meeting at which a vote on such approval was taken or (ii) the date that is 10 days prior to the Termination Date;

(f)	by Spectrum, following receipt of, and in order to accept or recommend, a Superior Proposal, but only in compliance with the right to match Superior Proposal and the expenses and termination fees provisions of the Arrangement Agreement;

(g)	by Vecima if the Board of Directors withdraws or modifies in a manner adverse to Vecima its approval or recommendation of the Arrangement; or

(h)	by Vecima in the event that the non-solicitation or the right to match Superior Proposal provisions of the Arrangement Agreement have been breached by Spectrum.
Waiver
The Arrangement Agreement includes covenants and conditions precedent relating to obtaining consents or approvals of the United States Department of Defense in connection with a special security agreement with Spectrum Signal Processing (USA) Inc. As Vecima has decided not to maintain Spectrum Signal Processing USA Inc.’s existing facility security clearance under such agreement, Vecima and Spectrum have mutually waived these conditions and covenants.

Procedure for the Arrangement Becoming Effective
The Arrangement is proposed to be carried out under the provisions of Part 9, Division 5 of the BCBCA. The following procedural steps must be taken for the Arrangement to become effective:
•	the Arrangement Resolution must be approved by the Shareholders voting in person or by proxy at the Meeting;

•	the Arrangement must be approved by the Court in the Final Order;

•	all conditions precedent to the Arrangement, including those set out in the Arrangement Agreement, must be satisfied or waived by the appropriate Parties; and

•	the filing with the Registrar of a copy of the Final Order and other records and information that the Registrar may require pursuant to Section 292 of the BCBCA must be made.
Approvals
Shareholder Approval
In accordance with the pre-existing company provisions of the BCBCA, the majority of the votes required for Spectrum to pass a special resolution is 75% of the votes cast on the resolution. As such, pursuant to the Interim Order, the Arrangement Resolution, with or without variation, must be approved by at least 75% of the votes cast by the Shareholders who vote in respect of the Arrangement Resolution, in person or by proxy, at the Meeting.
Court Approvals
Interim Order
On March 22, 2007, the Court granted the Interim Order containing declarations and directions with respect to the Arrangement and the Meeting and other matters. A copy of the Interim Order is attached as Appendix B.
Final Order
Under the BCBCA, the Arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement is approved by the Shareholders at the Meeting in the manner required by the Interim Order, Spectrum will make application to the Court for the Final Order.
The application for the Final Order approving the Arrangement is scheduled for April 24, 2007 at 10:00 a.m. (Vancouver time), or as soon thereafter as counsel may be heard in the Court, at 800 Smithe Street, Vancouver, British Columbia. Any Shareholder, Optionholder or Warrantholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court an appearance and delivering a copy of the filed appearance, together with a copy of all material on which such holder or person intends to rely at the hearing, including an outline of such holder’s or person’s proposed submissions, to the solicitors for Spectrum: McCarthy Tétrault LLP, Barristers & Solicitors, Pacific Centre, P.O. Box 10424, Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K2, Attention Robert W. Cooper on or before 4:00 p.m. (Vancouver time) on April 23, 2007, subject to other direction of the Court. A copy of the Notice of Application for the Final Order is attached as Appendix G.

The Vecima Shares to be issued under the Arrangement have not been and will not be registered under the U.S. Securities Act in reliance upon the exemption from registration requirements provided under section 3(a)(10) of the U.S. Securities Act. The Court will be advised prior to the hearing of the application for the Interim Order and the Final Order that the Court’s determination that the Arrangement is fair and reasonable will form the basis for an exemption from registration requirements under section 3(a)(10) of the U.S. Securities Act with respect to the Vecima Shares, Vecima Replacement Options and the Vecima Replacement Warrants to be issued under the Arrangement.
Spectrum has been advised by its counsel, McCarthy Tétrault LLP, that the Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Spectrum or Vecima may determine not to proceed with the Arrangement.
Regulatory Approvals
Neither Spectrum nor Vecima is aware of any material approval or other action by any federal, provincial, territorial, state or foreign government or any administrative or regulatory agency that would be required to be obtained prior to the Effective Date, except as described below. If any additional filings or consents are required, such filings or consents will be sought but these additional requirements could delay the Effective Date or prevent the completion of the Arrangement.
ITAR Approval
Spectrum’s U.S. subsidiary, Spectrum Signal Processing (USA) Inc., is registered with the U.S. Department of State Directorate of Defense Trade Controls in accordance with the International Traffic in Arms Regulations (“ITAR”), 22 C.F.R. Parts 120 et seq. The ITAR require a registrant to notify the Department of State at least 60 days in advance of any intended sale or transfer of ownership or control to a foreign person. Pursuant to Department of State procedures, Spectrum Signal Processing (USA) Inc. and Vecima have submitted notifications to the Department. Within five days following the Closing, Spectrum Signal Processing (USA) Inc. and Vecima will be required to submit to the Department additional notifications regarding the Arrangement. A new and/or revised Statement of Registration also will be required to be filed with the U.S. Department of State.
CFIUS Approval
The Arrangement is conditional upon the submission of a voluntary notice of the transaction to the Committee on Foreign Investment in the United States (“CFIUS”) at the U.S. Treasury Department and the receipt of a determination not to conduct an investigation, in accordance with Section 721 of the Defense Production Act of 1950, as amended, and 31 C.F.R. Part 800. Under applicable regulations, the CFIUS review process takes a total of 31 days from the date of submission of a voluntary notice. The receipt of a favourable determination within the specified timeframe depends upon the submission of a complete and accurate voluntary notice, the impact of the transaction on U.S. national security, and the ability of the Parties to mitigate any national security concerns that may be identified by the CFIUS.
Recommendation of the Board of Directors
The Board of Directors has unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of Spectrum and the Shareholders and recommends that the Shareholders vote in favour of the Arrangement Resolution. Brent Flichel, Spectrum’s President and Chief Executive Officer and a director, abstained from voting on the matter.
Reasons for the Arrangement
In reaching its decision to approve the Arrangement Agreement and to recommend to Shareholders that they vote for the Arrangement Resolution, the Special Committee and the Board of Directors carefully considered all aspects of the Arrangement Agreement and the Arrangement, consulted with Spectrum’s senior management, legal counsel and financial advisers, received a significant amount of information, including information derived from Spectrum’s due diligence review of Vecima, and considered a number of factors including the following:
•	Vecima has offered Shareholders a significant premium to the Spectrum Share price which provides immediate value for Shareholders. The Arrangement provides a premium of 39% over the 30-day average closing price of Spectrum Shares on the TSX to February 15, 2007, the day preceding the announcement of the Arrangement, and a 60% premium over the closing price of Spectrum Shares on the TSX on February 15, 2007;

•	the Board of Directors believes that ownership of Vecima Shares would result in a number of benefits to Shareholders, including the following:
•	participation in a company with revenues and financial strength that should enable it to finance the development of new products and technologies. Vecima has recorded 18 consecutive years of profitability since incorporation;

•	the combined company will benefit from the combination of the Vecima and Spectrum management teams;

•	the opportunity to continue to participate in the growth potential of Spectrum’s assets and also have the benefit of a more diversified portfolio of products and market opportunities;

•	Spectrum’s software-defined radio products are targeted at defense and satellite communications markets. The Arrangement would enable Spectrum to use Vecima’s expertise in developing radio products to introduce its software-defined radio products and technologies to the commercial, first responder and homeland defense markets currently not served by Spectrum;

•	the potential to reduce costs by moving the manufacturing of Spectrum’s products, which is currently outsourced to a contract manufacturer, to Vecima’s manufacturing facilities, which currently produce products in significant volumes under stringent quality control for customers like Cisco Systems and Motorola; and

•	Vecima’s products enable broadband access to cable, wireless and telephony customers in the commercial arena. The proposed Arrangement provides the opportunity for Spectrum to introduce militarized versions of these products and technologies to the defense market;
•	maintenance of the status quo would not be in the best interests of Spectrum and would risk eroding its market and financial position. In particular:
•	the Board of Directors and management of Spectrum are concerned that Spectrum’s ability to win both design-ins and long-term production contracts is being negatively affected by customer concerns regarding Spectrum’s financial viability;

•	Spectrum’s ongoing public company listing and research and development costs will require significant cash resources over a number of years; and

•	the Board of Directors is concerned about the potential for increasing difficulty in obtaining capital on favourable terms should Spectrum’s cash position continue to decline;
•	the Fairness Opinion to the Board of Directors to the effect that, as of the date of the opinion and based on and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by the Shareholders under the Arrangement is fair from a financial point of view to the Shareholders;

•	the financial aspects of the Arrangement, including the large cash component, and the terms of the Vecima Replacement Options and the Vecima Replacement Warrants which, in addition to the Vecima Shares to be received by Shareholders under the Arrangement, will provide Optionholders and Warrantholders, as the case may be, with rights to acquire additional Vecima Shares;

•	the procedures by which the Arrangement are to be approved, including that the Arrangement Resolution must be approved by not less than 75% of the votes cast on the resolution by the Shareholders and that the Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to Shareholders; and

•	the Dissent Right to be provided to Registered Shareholders in relation to the Arrangement Resolution.
In reaching its determination, the Board of Directors also considered and evaluated, among other things:
•	the potential tax consequences to Spectrum and Shareholders of the proposed transactions;

•	current industry, economic and market conditions and trends;

•	information concerning the business, operations, financial condition and prospects of Vecima;

•	historical market prices and trading information with respect to the Spectrum Shares and the Vecima Shares, and the potential delisting of the Spectrum Shares from NASDAQ;

•	the proposed transaction will provide Shareholders with an opportunity to continue to participate in the growth potential of Spectrum’s assets, and also have the benefit of a more diversified product and customer base;

•	following the Arrangement, Vecima is expected to have a larger market capitalization than prior to the Arrangement and the Vecima Shares can be expected to have a greater trading liquidity than previously; and

•	Vecima’s experienced management team and the potential benefits of management of Spectrum’s assets by that team.
The anticipated benefits of the Arrangement constitute forward-looking statements which are subject to certain risks and uncertainties. See “Cautionary Statement with Respect to Forward-looking Statements” and Appendix E, “Information Concerning Vecima – Risk Factors”. The Board of Directors realized that there are certain risks associated with the proposed transaction, including that some of the potential benefits set forth above may not be realized, that there may be costs associated with realizing such benefits and the factors set forth in Appendix E, “Information Concerning Vecima – Risk Factors”. However, the Board of Directors believes that the positive factors outweigh these risks, although there can be no assurances in that regard.
The foregoing discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive but summarizes the material factors considered by the Board of Directors. The Board of Directors collectively reached its unanimous decision with respect to the Arrangement in light of the factors described above and other factors that each board member considered were appropriate. In reaching its determination to approve and recommend the Arrangement, the Board of Directors did not find it useful or practicable to, and did not, quantify, rank or otherwise attempt to make any specific assessments of or otherwise assign any relative or specific weight to the factors that were considered. The Board of Directors’ determination and recommendation was made after consideration of all of the factors relating to the Arrangement and in light of their own knowledge of the business, financial condition and prospects of Spectrum and were based upon the advice of the financial and other advisors to Spectrum. Individual directors may have assigned or given different weights to different factors. The Board of Directors was, however, unanimous in its determination that the Arrangement be approved, and in its recommendation that the Shareholders vote FOR the Arrangement Resolution. Brent Flichel, Spectrum’s President and Chief Executive Officer and a director, abstained from voting on the matter.
Fairness Opinion
The Board of Directors received the Fairness Opinion from CIBC, its independent financial advisor, stating that, in the opinion of CIBC, as of February 16, 2007, the consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders.
The Canadian chartered bank affiliate of CIBC is a lender to Vecima under an existing credit facility. Both Spectrum and Vecima consented to CIBC acting as Spectrum’s independent financial advisor, and to CIBC’s Canadian chartered bank affiliate acting as a lender to Vecima, provided that (a) CIBC took all necessary steps to ensure that any confidential information received by it from Spectrum in connection with the Arrangement was not, without Spectrum’s consent, shared with or made accessible to Vecima or to the employees of CIBC’s chartered bank affiliate working with Vecima and (b) CIBC did not have access to and was not able to make available to Spectrum any information received by its Canadian chartered bank affiliate.
In addition, CIBC has provided, and currently provides, certain investment banking services to Spectrum and Vecima for which CIBC has received, and may in the future receive, compensation. In the ordinary course of business, CIBC and its affiliates may hold or trade, for their own accounts and for the accounts of their customers, securities of Spectrum and Vecima and, accordingly, may at any time hold a long or short position in such securities.
The full text of the Fairness Opinion, which sets forth among other things, assumptions made, procedures followed, matters considered and limitations on the review undertaken by CIBC in rendering its opinion, is attached as Appendix D. The Fairness Opinion was provided for the information and assistance of the Board of Directors in connection with its consideration of the Arrangement. Such opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote with respect to the Arrangement. Shareholders are urged to read the Fairness Opinion in its entirety. The summary of the Fairness Opinion described in this Information Circular is qualified in its entirety by reference to the full text of the Fairness Opinion.
Timing
If the Meeting is held as scheduled and is not adjourned, other than as is contemplated, the Arrangement Resolution is passed and the other necessary conditions at that point in time are satisfied or waived, Spectrum will apply for the Final Order approving the Arrangement. If the Final Order is obtained on April 24, 2007 in form and substance satisfactory to Spectrum and Vecima, and all other conditions set out in the Arrangement Agreement are satisfied or waived, Spectrum expects the Effective Date will be on or about April 27, 2007. It is not possible, however, to state with certainty when or if the Effective Date will occur.
Spectrum’s objective is to have the Effective Date occur as soon as is practical after the Meeting. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order scheduled for April 24, 2007.
Procedure for Exchange of Spectrum Shares
General
Shareholders must complete and return the Transmittal Letter and Election Form which accompanies this Information Circular, together with the certificate(s) representing their Spectrum Shares, to the Depositary at one of the offices specified in the Transmittal Letter and Election Form in order to receive Vecima Shares and any payments in lieu of fractional Vecima Shares for their Spectrum Shares under the Arrangement.
Shareholders whose Spectrum Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Spectrum Shares.
The use of the mail to transmit the certificate(s) representing Spectrum Shares and the Transmittal Letter and Election Form is at each Shareholder’s risk. Spectrum recommends that such certificate(s) and document(s) be delivered by hand to the Depositary and a receipt therefore be obtained or that registered mail be used.
All signatures on the Transmittal Letter and Election Form and the certificate(s) representing Spectrum Shares must be guaranteed by an “Eligible Institution” as set out in the Transmittal Letter and Election Form, unless otherwise provided. In order to receive Vecima Shares and any payments in lieu of fractional Vecima Shares after the Effective Date, Shareholders must submit their Transmittal Letter and Election Form and share certificate(s) to the Depositary.
Acceptance by Book-Based Transfer in Canada
Shareholders may also make an Election by following the procedures for book-based transfer, provided that a confirmation of the book-based transfer of such Spectrum Shares through the online tendering system of Canadian Clearing and Depositary Services Inc. (“CDS”) into the Depositary’s account at CDS, is received by the Depositary at its office in Toronto prior to the Election Deadline. The Depositary has established an account at CDS for the purpose of the Arrangement. Any financial institution that is a participant in CDS may cause CDS to make a book-based transfer of a Shareholder’s Spectrum Shares into the Depositary’s account in accordance with CDS’s procedures for such transfer. Delivery of Spectrum Shares using the CDS book-based transfer system will constitute a valid Election under the terms of the Plan of Arrangement.
Shareholders, through their respective CDS Participants, who utilize the CDSX online system to make an Election through a book-based transfer of their Spectrum Shares into the Depositary’s account with CDS are deemed to have completed the Transmittal Letter and Election Form. Therefore, such instructions received by the Depositary are considered a valid Election under the terms of the Plan of Arrangement. The instructions will allow a Shareholder to request, if desired, that a tax election package be sent to him or her. See “The Arrangement – Certain Canadian Federal Income Tax Considerations”.

Delivery of Vecima Shares
Upon surrender to the Depositary for cancellation of a certificate representing one or more outstanding Spectrum Shares, together with the Transmittal Letter and Election Form and such other documents and instruments as may be required, the Depositary will as soon as is practical following the later of the Effective Time and the date of deposit by any former Shareholder with the Depositary:
•	forward or cause to be forwarded by first class mail to the former Shareholder at the address specified in the Transmittal Letter and Election Form; or

•	if requested by the former Shareholder in the Transmittal Letter and Election Form, make available at the offices of the Depositary specified in the Transmittal Letter and Election Form for pick-up by the former Shareholder; or

•	if the Transmittal Letter and Election Form neither specifies an address nor contains a request for pick-up by the former Shareholder, forward or cause to be forwarded by first class mail to the former Shareholder at the address of the former Shareholder as shown on the register of members maintained by Spectrum, if applicable, a certificate representing the Vecima Shares which the holder is entitled to receive and, if applicable, a cheque representing any cash payment or payments in lieu of a fractional Vecima Share which the Shareholder is entitled to receive.
In the event that the Arrangement is not completed for any reason, any certificate(s) that have been received by the Depositary with a Transmittal Letter and Election Form will be returned to the Shareholder at the address specified in the Transmittal Letter and Election Form or held for pick up if no address is indicated or a request is made in the Transmittal Letter and Election Form to hold the consideration for pick up.
Lost Certificates
In the event that any certificate formerly representing Spectrum Shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Shareholder making such claim, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, the certificates representing the Vecima Shares and, if applicable, the cheque representing any cash payment in lieu of a fractional Vecima Share which the holder is entitled to receive. Prior to such delivery, the holder to whom the certificates are to be delivered must give a bond satisfactory to Vecima and the Depositary or an indemnity satisfactory to Vecima, Spectrum and the Depositary, with respect to the certificate alleged to have been lost, stolen, or destroyed and otherwise take such actions as may be required by the articles of Spectrum.
Distributions with Respect to Unsurrendered Certificates
No dividend or other distribution declared or made after the Effective Time with respect to the Vecima Shares with a record date after the Effective Time will be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Spectrum Shares until the holder of that certificate complies with the procedures described above in respect of surrendering certificates or claiming lost certificates. Subject to applicable Laws, at the time of such compliance, there will, in addition to the delivery of certificates representing the Vecima Shares to which the holder is thereby entitled, be delivered to the holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time then paid with respect to those Vecima Shares.

Arrangements Respecting Spectrum Options and Spectrum Warrants
Pursuant to the Arrangement, at the Effective Time, each Spectrum Option and each Spectrum Warrant will be exchanged for a Vecima Replacement Option and a Vecima Replacement Warrant, respectively, to purchase the number of Vecima Shares equal to the Exchange Ratio multiplied by the number of Spectrum Shares that could be purchased under such Spectrum Option or Spectrum Warrant, as the case may be, if such Spectrum Option or Spectrum Warrant, as the case may be, were exercisable and exercised immediately prior to the Effective Time. The Vecima Replacement Options and the Vecima Replacement Warrants will provide for an exercise price per Vecima Share equal to the exercise price per Spectrum Share of such Spectrum Option or Spectrum Warrant, as the case may be, immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest cent). If the foregoing calculation results in a particular Vecima Replacement Option or a particular Vecima Replacement Warrant being exercisable for a total number of Vecima Shares that includes a fraction of a Vecima Share, then the total number of Vecima Shares subject to such holder’s Vecima Replacement Option or Vecima Replacement Warrant, as the case may be, will be rounded down to the next whole number of Vecima Shares. The term to expiry, conditions to and manner of exercising and all other terms and conditions of such Vecima Replacement Option or such Vecima Replacement Warrant, as the case may be, will be the same as the terms and conditions of such Spectrum Option or such Spectrum Warrant, as the case may be, and any document or agreement previously evidencing such Spectrum Option or such Spectrum Warrant, as the case may be, will evidence and be deemed to evidence such Vecima Replacement Option and such Vecima Replacement Warrant, respectively.
Cancellation of Rights
To the extent that a former holder of Spectrum Shares exchanged pursuant to the Arrangement shall not have complied with the provisions of the Plan of Arrangement with respect to exchange of securities on or before the date which is six years after the Effective Date, then the Vecima Shares issued to such former holder of Spectrum Shares pursuant to the Arrangement shall be cancelled automatically without any repayment of capital in respect thereof and the certificates representing such Vecima Shares held by the Depositary shall be delivered to Vecima and cancelled and the amount of any cash payment held by the Depositary in lieu of a fractional interest in a Vecima Share on behalf of such former holder shall be forfeited and shall be delivered to Vecima and the interest of such former holder of Spectrum Shares in such Vecima Shares and cash payment shall be terminated.
Certain Canadian Federal Income Tax Considerations
General
In the opinion of McCarthy Tétrault LLP, counsel to Spectrum, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act in respect of the Arrangement to Shareholders who: (i) at all relevant times, deal at arm’s length with, and are not affiliated with, Spectrum or Vecima for purposes of the Tax Act; and (ii) hold their Spectrum Shares and will hold their Vecima Shares received under the Arrangement as capital property for purposes of the Tax Act.
The Spectrum Shares and the Vecima Shares received under the Arrangement will generally constitute capital property to a holder thereof unless such securities are held in the course of carrying on a business of buying and selling securities or in connection with an adventure in the nature of trade. Certain Shareholders who are resident in Canada within the meaning of the Tax Act and whose Spectrum Shares and Vecima Shares might not otherwise qualify as capital property may in certain circumstances be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Spectrum Shares, their Vecima Shares to be acquired under the Arrangement, and every other “Canadian security” (as defined in the Tax Act

(which term does not include warrants or options to acquire shares)) in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Where a Spectrum Shareholder makes an election with Vecima under section 85 of the Tax Act in respect of the Spectrum Shares, as described below, the Vecima Shares acquired in exchange for such Spectrum Shares will not be “Canadian securities” to such holder for this purpose and therefore will not be deemed to be capital property under subsection 39(4) of the Tax Act. Spectrum Shareholders who may not hold their Spectrum Shares as capital property should consult their own tax advisors regarding their particular circumstances.
This summary is based upon the provisions of the Tax Act in force as of the date hereof, counsel’s understanding of the current administrative and assessing policies of the Canada Revenue Agency (the “CRA”) and the information set out in this Information Circular. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted in the form proposed, although there is no certainty that the Proposed Amendments will be enacted in the form proposed or at all.
This summary is not exhaustive of all possible Canadian federal income tax considerations applicable in respect of the Arrangement and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, regulatory or judicial action, or changes in the administrative and assessing practices of the CRA. This summary does not take into account any provincial (which, for the purposes of this summary, shall be deemed to include territorial) or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. No advance income tax ruling has been sought or obtained from the CRA to confirm the tax consequences of any of the transactions described in this Information Circular.
This summary is not applicable to: (i) a Shareholder that is a “financial institution” or a “specified financial institution” as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a Shareholder, an interest in which would be a “tax shelter investment” under the Tax Act; or (iii) a Shareholder who has acquired Spectrum Shares or Vecima Shares on the exercise of an employee stock option received in respect of, in the course of, or by virtue of, employment. In addition, this summary is not applicable to holders of Spectrum Options or holders of Spectrum Warrants and does not address the deductibility of interest by a holder who has borrowed to acquire Spectrum Shares.
This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Shareholder. Consequently, Shareholders are urged to obtain independent tax advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances. Further, Warrantholders and Optionholders, to whom these comments do not apply are urged to obtain independent tax advice in respect of the consequences to them of the Arrangement generally, and specifically having regard to their particular circumstances.
Allocation of Consideration
Under the Arrangement, a pro rata portion of the total number of Vecima Shares and the total amount of cash received by a holder of Spectrum Shares will be allocated to each Spectrum Share disposed of by such Shareholder pursuant to the Arrangement. As a consequence, on the disposition of Spectrum Shares, the same indivisible combination of types of consideration will be received in respect of each such Spectrum Share disposed of by such Shareholder.

Shareholders Resident in Canada
The following portion of this summary is generally applicable to a Shareholder who, for purposes of the Tax Act and at all relevant times: (i) is or is deemed to be a Canadian Resident; and (ii) is not exempt from tax under Part I of the Tax Act, and who is not excluded from the summary by the comments in “Certain Canadian Income Tax Considerations – General”, above.
Exchange of Spectrum Shares
Non-Rollover Transaction. A Shareholder who exchanges Spectrum Shares for consideration consisting of cash, Vecima Shares or a combination of cash and Vecima Shares will, unless such Shareholder receives at least one Vecima Share and makes a joint election under subsection 85(1) or 85(2) of the Tax Act as discussed below, be considered to have disposed of each such Spectrum Share for proceeds of disposition equal to the total of: (i) any cash consideration; and (ii) the fair market value at the time of the exchange of any Vecima Shares, received for such Spectrum Share on the exchange. As a result, the Shareholder will generally realize a capital gain or sustain a capital loss, as the case may be, equal to the amount by which the proceeds of disposition in respect of such share exceeds or is exceeded by the aggregate of the adjusted cost base of each such share and any reasonable costs of disposition. See “Taxation of Capital Gains and Capital Losses” below.
The cost to a holder of a Vecima Share acquired on such an exchange in which no joint election is made under section 85 of the Tax Act will be equal to the fair market value of such share at the time of the exchange. The adjusted cost base to such holder of a Vecima Share acquired on the exchange will be determined by averaging the cost of that Vecima Share with the adjusted cost base of all Vecima Shares held at that time by the holder.
Rollover Transaction. An Eligible Holder who exchanges Spectrum Shares for consideration including one or more Vecima Shares may make a joint election with Vecima pursuant to subsection 85(1) of the Tax Act (or, in the case of an Eligible Holder that is a partnership, pursuant to subsection 85(2) of the Tax Act) and thereby obtain a full or partial deferral of capital gains arising on the exchange of such Spectrum Shares as described above under “Non-Rollover Transaction”, depending on the Elected Amount, the amount of cash consideration and the adjusted cost base to the holder of the Spectrum Shares at the time of the exchange. Such a Shareholder may elect with Vecima pursuant to section 85 of the Tax Act so that the Shareholder realizes a capital gain only to the extent that the amount of any cash consideration exceeds the aggregate of the adjusted cost base of the Shareholder’s Spectrum Shares and any reasonable costs of disposition.
In order to make an election, an Eligible Holder must provide to Vecima at 4210 Commerce Circle, Victoria, British Columbia, V8Z 6N6 two signed copies of the necessary election forms on or before 90 days after the Effective Date, duly completed with the details of the number of Spectrum Shares transferred, the consideration received on the exchange and the applicable Elected Amounts for the purposes of such elections. In accordance with the Plan of Arrangement, subject to the election forms complying with the provisions of the Tax Act (or applicable provincial income tax law), the forms will be returned to such holders, signed by Vecima, for filing by the holder with the CRA (or the applicable provincial tax authority). Certain provincial jurisdictions may require that a separate joint election be filed for provincial income tax purposes. Vecima will also make a provincial joint election with an Eligible Holder under the provision of any relevant provincial income tax legislation with similar effect to subsection 85(1) or subsection 85(2) of the Tax Act, subject to the same limitations and conditions described in this Circular. Eligible Holders should consult their own tax advisors to determine whether separate election forms must be filed with any provincial taxing authority. It will be the responsibility of each Eligible Holder who wishes to make such an election to obtain the necessary provincial election forms and to submit the forms to Vecima for execution by Vecima.

The relevant tax election form is CRA form T2057 (or, in the event that the Spectrum Shares are held as partnership property, CRA form T2058). For Eligible Holders required to file in Quebec, Quebec form TP-518 (or, in the event that the Spectrum Shares are held as partnership property, Quebec form TP-529) will also be required. A tax election package, consisting of the relevant tax election forms and a letter of instructions, may be obtained from the Depositary after the Effective Time. An Eligible Holder interested in making an election should so indicate on the Transmittal Letter and Election Form in the space provided and a tax election package will be sent to the holder.
Where Spectrum Shares are held in co-ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose should file the designation and a copy of the CRA election form T2057 (and any other relevant provincial forms). Such election forms must be accompanied by a list of all co-owners electing, which list must contain the address and social insurance number or tax account number of each co-owner, along with a letter signed by each co-owner authorizing the designated co-owner to complete and file the forms. Where the Spectrum Shares are held as partnership property, a partner designated by the partnership must file a copy of the CRA election form T2058 (and any other relevant provincial forms) on behalf of all members of the partnership. Such election forms must be accompanied by a list containing the name, address, social insurance number or tax account number of each partner, along with a letter signed by each partner authorizing the designated partner to complete and file the forms.
In general, when an election is made, the Elected Amount must comply with the following rules for the Spectrum Shares that are the subject of the election:
1.	The Elected Amount may not be less than the amount of any cash consideration received on the exchange.

2.	The Elected Amount may not be less than the lesser of the adjusted cost base to the holder of the holder’s Spectrum Shares exchanged, determined immediately before the time of the exchange, and the fair market value of the Spectrum Shares at that time.

3.	The Elected Amount may not exceed the fair market value of the Spectrum Shares at the time of the exchange.
Where an Eligible Holder and Vecima make an election, the tax treatment to the Eligible Holder will generally be as follows:
1.	The Eligible Holder’s Spectrum Shares will be deemed to have been disposed of for proceeds of disposition equal to the Elected Amount.

2.	If the deemed proceeds of disposition of the Eligible Holder’s Spectrum Shares are equal to the aggregate of the adjusted cost base to the Eligible Holder of the Eligible Holder’s Spectrum Shares, determined immediately before the time of the exchange, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Holder.

3.	To the extent that the deemed proceeds of disposition of the Spectrum Shares exceed (or are less than) the aggregate of the adjusted cost base thereof to the holder and any reasonable costs of disposition, the Eligible Holder will in general realize a capital gain (or sustain a capital loss).

4.	The cost to the Eligible Holder of any Vecima Shares received on the exchange will be equal to the amount by which the deemed proceeds of disposition of Spectrum Shares exchanged by the holder exceeds the amount of any cash received on the exchange.

Vecima will make an election under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) only with an Eligible Holder who receives one or more Vecima Shares under the Arrangement, at the amount selected by the Eligible Holder subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). Spectrum, Vecima and the Depositary will not be responsible for the proper completion or filing of any election and the Eligible Holder will be solely responsible for the payment of any late filing penalty. Vecima agrees only to execute any properly completed election form and to forward the election form by mail (within 30 days after the receipt of the election form by Vecima) to the Eligible Holder. With the exception of execution of the election form by Vecima, compliance with the requirements of a valid election will be the sole responsibility of the Eligible Holder making the election. Accordingly, none of Spectrum, Vecima or the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election or to properly file it within the time, and in the form, prescribed by the Tax Act (or the corresponding provisions of any applicable provincial legislation).
In order for the CRA (and where applicable the Ministère du Revenu du Québec) to accept a tax election without a late filing penalty being paid by an Eligible Holder, the required tax election forms must be received by such revenue authorities on or before the date that is the earliest of the days on or before which either Vecima or the Eligible Holder is required to file an income tax return for the taxation year in which the Effective Date occurs. Vecima’s taxation year is scheduled to end on June 30th of each year. Thus, where the Effective Date occurs on or before June 30, 2007, the tax election will, in the case of an Eligible Holder who is an individual, generally have to be received by the revenue authorities by December 31, 2007 (being the last day for filing the tax returns for the 2007 taxation year of Vecima). Eligible Holders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadline, the tax election forms of an Eligible Holder must be received by Vecima for execution by Vecima no later than 90 days after the Effective Date. Certain Eligible Holders may be required to forward their tax election forms to Vecima before that date to avoid late filing penalties.
Any Eligible Holder who does not ensure that Vecima has received two duly completed tax election forms on or before the 90th day after the Effective Date, will not be able to benefit from the rollover provisions of the Tax Act. Accordingly, all Eligible Holders who wish to enter into an election with Vecima should give their immediate attention to this matter. The instructions for requesting a tax election package are set out in the Transmittal Letter and Election Form. Eligible Holders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the election under the Tax Act. The comments in this Information Circular with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements. Eligible Holders wishing to make the election should consult their own tax advisors.
Receipt of Dividends on Vecima Shares
A holder of Vecima Shares (whether acquired under the Arrangement or otherwise) will be subject to the normal treatment under the Tax Act applicable to dividends received from a taxable Canadian corporation. Where a holder is an individual, any dividend will be included in computing that holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for eligible dividends received after 2005 from taxable Canadian corporations such as Vecima where such dividends have been designated as eligible dividends by the dividend-paying corporation. In the case of a holder that is a corporation, any dividend will be included in income and generally will be deductible in computing taxable income. Private corporations and “subject corporations” (as defined in the Tax Act) may be liable for refundable Part IV tax on any dividends received.

Disposition of Vecima Shares
Generally, a holder who disposes of or is deemed to have disposed of a Vecima Share will realize a capital gain or sustain a capital loss, as the case may be, equal to the amount by which the proceeds of disposition in respect of such share exceeds or is exceeded by the aggregate of the adjusted cost base of each such share and any reasonable costs of disposition.
Taxation of Capital Gains and Capital Losses
Generally, one-half of any capital gain (a “taxable capital gain”) realized by a holder must be included in income in the taxation year in which it is realized. Where a disposition gives rise to a capital loss to a holder, one-half of the amount of the loss (an “allowable capital loss”) realized by the holder in a taxation year is generally deducted from taxable capital gains realized by the holder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances described in the Tax Act.
Capital gains realized by an individual or a trust, other than certain specified trusts, may result in the individual or trust paying alternative minimum tax under the Tax Act. The Tax Act provides that the tax payable by individuals and such trusts is the greater of the tax otherwise determined and an alternative minimum tax. Shareholders should consult their own tax advisors with respect to the alternative minimum tax provisions.
Taxable capital gains realized by a holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be subject to an additional refundable tax of 6 2/3%.
In the case of a holder of shares that is a corporation, trust or partnership, the amount of any capital loss otherwise determined resulting from the disposition of the shares may be reduced by the amount of dividends previously received (or deemed to be received) on such shares to the extent and under the circumstances prescribed in the Tax Act.
Dissenting Shareholders
A Dissenting Shareholder may be entitled, if the Arrangement becomes effective, to receive from Spectrum the fair value of the Spectrum Shares held by the Dissenting Shareholder. The Dissenting Shareholder will be considered to have disposed of the Spectrum Shares for proceeds of disposition equal to the excess of the amount received by the Dissenting Shareholder over the aggregate of the amount of any interest awarded by the Court and the paid-up capital of such Spectrum Shares. Dissenting Shareholders may realize a capital gain or sustain a capital loss (see “Taxation of Capital Gains and Capital Losses” above). The Dissenting Shareholder also will be deemed to receive a taxable dividend equal to the amount by which the amount received (other than in respect of interest awarded by the Court) exceeds the paid-up capital of such Spectrum Shares. Where a Dissenting Shareholder is an individual, any dividend will be included in computing that Dissenting Shareholder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends from taxable Canadian corporations, including, if the dividends are designated as eligible dividends by Spectrum, the enhanced gross-up and dividend tax credit for eligible dividends received after 2005 from taxable Canadian corporations. In the case of a Dissenting Shareholder that is a corporation, any dividend will be included in income and generally will be deductible in computing taxable income. However, in some circumstances, the amount of any such deemed dividend realized by a corporation may be treated as proceeds of disposition and not as a dividend. Private corporations and “subject corporations” (as defined in the Tax Act) may be liable for refundable Part IV tax on any dividends received. Any interest awarded to a Dissenting Shareholder by the Court will be included in the Dissenting Shareholder’s income for the purposes of the Tax Act and, where the Dissenting Shareholder is a “Canadian-controlled private corporation” (as defined in the Tax Act) the Dissenting Shareholder may be liable for an additional refundable tax of 6 2/3% in respect of any such interest.
Shareholders Not Resident in Canada
The following portion of the summary is generally applicable to a Shareholder who, for purposes of the Tax Act and any applicable income tax convention and at all relevant times: (i) is not resident, nor deemed to be resident, in Canada (a “Non-Resident”); and (ii) does not hold the Spectrum Shares as “taxable Canadian property” and will not hold the Vecima Shares acquired under the Arrangement as “taxable Canadian property” (see “Taxable Canadian Property” below) for purposes of the Tax Act, and who is not excluded from the summary by the comments in “Certain Canadian Income Tax Considerations – General”, above.
Taxable Canadian Property
Generally, Spectrum Shares should not be taxable Canadian property of a Non-Resident holder at a particular time provided that: (i) the holder does not use or hold such shares in connection with carrying on a business in Canada; (ii) where the holder is an insurer, the shares are not designated insurance property; and (iii) the Spectrum Shares are listed on a prescribed stock exchange for purposes of the Tax Act (which currently includes the TSX) and the holder, alone or together with persons with whom the holder does not deal at arm’s length, has not owned 25% or more of the issued shares of any class or series of Spectrum shares and has not owned an interest in or options to acquire 25% or more of any class or series of Spectrum shares at any time within the 60 month period immediately preceding the particular time.
Generally, for a Non-Resident holder to whom the Spectrum Shares were not taxable Canadian property (see above), the Vecima Shares should not be taxable Canadian property of such Non-Resident holder at a particular time provided that: (i) the holder does not use or hold such shares in connection with carrying on a business in Canada; (ii) where the holder is an insurer, the shares are not designated insurance property; and (iii) the Vecima Shares are listed on a prescribed stock exchange for purposes of the Tax Act (which currently includes the TSX) and the holder, alone or together with persons with whom the holder does not deal at arm’s length, has not owned 25% or more of the issued shares of any class or series of Vecima shares and has not owned an interest in or options to acquire 25% or more of any class or series of Vecima shares at any time within the five-year period immediately preceding the particular time.
Exchange of Spectrum Shares
The exchange of Spectrum Shares for consideration consisting of cash, Vecima Shares or a combination of cash and Vecima Shares will not give rise to a gain or loss to such Non-Resident Shareholder for purposes of the Tax Act.
Receipt of Dividends on Vecima Shares
Where a Non-Resident holder of Vecima Shares receives or is deemed to receive a dividend on such shares, the amount thereof will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident holder’s country of residence.

Disposition of Vecima Shares
A Non-Resident holder will not be subject to tax under the Tax Act on any gain or entitled to deduct any loss realized on the disposition or deemed disposition of Vecima Shares provided that the Vecima Shares continue to be listed on a prescribed stock exchange (which currently includes the TSX) for purposes of the Tax Act.
Non-Resident Dissenting Shareholders
A Non-Resident Shareholder who is a Dissenting Shareholder may be entitled, if the Arrangement becomes effective, to receive from Spectrum the fair value of the Spectrum Shares held by the Non-Resident Dissenting Shareholder. The Non-Resident Dissenting Shareholder will not be subject to tax under the Tax Act on any gain realized on the disposition of the Spectrum Shares pursuant to the Arrangement. However, the Non-Resident Dissenting Shareholder will be deemed to receive a taxable dividend equal to the amount by which the amount received (other than any interest awarded by the Court) exceeds the paid-up capital of the Non-Resident Shareholder’s Spectrum Shares. The amount of the dividend will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident holder’s country of residence. Where the Non-Resident holder receives interest consequent upon the exercise of Dissent Rights, such amount will be subject to Canadian withholding tax at the rate of 25% except to the extent that the rate is reduced under the provisions of an applicable income tax convention between Canada and the Non-Resident holder’s country of residence.
Certain United States Federal Income Tax Considerations
TO ENSURE COMPLIANCE WITH U.S. TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS INFORMATION CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY YOU FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER FEDERAL, STATE OR LOCAL TAX LAWS; (B) SUCH DISCUSSION IS INCLUDED HEREIN IN CONNECTION WITH THE SOLICITATION OF YOUR VOTE IN CONNECTION WITH THE ARRANGEMENT AND MATTERS ADDRESSED IN THIS INFORMATION CIRCULAR; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
The following is a discussion of certain material U.S. federal income tax consequences to a “U.S. Holder” (as defined below) of the Arrangement. This discussion does not address all U.S. federal income tax matters that may be relevant to particular holders of Spectrum Shares in light of their particular circumstances, such as Shareholders who are dealers in securities, financial institutions or insurance companies, subject to the alternative minimum tax provisions of the U.S. Tax Code, tax-exempt entities, or Shareholders who acquired their Spectrum Shares in connection with stock option or stock purchase plans or in other compensatory transactions, or who hold their Spectrum Shares as part of an integrated investment (including a “straddle”) comprised of Spectrum Shares and one or more other positions, or who have previously entered into a constructive sale of Spectrum Shares under the constructive sale provisions of the U.S. Tax Code. In addition, the following discussion does not address the tax consequences of other transactions effectuated prior to, at the time of, or after the Arrangement (whether or not such transactions are in connection with the Arrangement). This discussion is limited to U.S. Holders that own, or have owned during a five year look-back period, less than 10% of the voting power of Spectrum’s total voting shares outstanding.
As used herein, the term “U.S. Holder” means the following persons who own Spectrum Shares as capital assets: (i) citizens or “residents” (as defined for U.S. federal income tax purposes) of the U.S.; (ii) corporations (or other entities classified as corporations for U.S. federal income tax purposes) organized under the laws of the U.S. or of any state or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, and (iv) a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more “United States persons”, as defined for U.S. federal income tax purposes, have the authority to control all substantial decisions of the trust, or that has elected to be treated as a United States person under applicable U.S. Treasury regulations.
This summary is based on the U.S. Tax Code, and other legal authorities, all of which are subject to change, possibly with retroactive effect or subject to different interpretations. This summary does not address non-U.S., state or local tax considerations. This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any Shareholder, and no representation with respect to the tax consequences to any particular Shareholder is made. No opinion from legal counsel and no ruling from the Internal Revenue Service (“IRS”) has been or will be sought as to the U.S. federal income tax consequences of the Arrangement. The following summary is not binding on the IRS or the courts. The IRS could adopt a contrary position, and a contrary position could be sustained by a court. Each U.S. Holder of Spectrum Shares should consult such holder’s own tax advisors with respect to the U.S. federal income tax considerations of the Arrangement that are relevant to such holder, having regard to such holder’s particular circumstances.
Shareholders that are United States Holders
The Arrangement, in combination with the planned, future statutory amalgamation of Spectrum and Vecima, is intended to constitute a “reorganization” within the meaning of Section 368(a) of the U.S. Tax Code. Qualification of the transaction as a reorganization is dependent upon facts and circumstances existing at the Effective Time and completion of the statutory amalgamation. Assuming the Arrangement qualifies as a reorganization, the following U.S. federal tax consequences will generally result (subject to the limitations and qualifications referred to herein, including the passive foreign investment company discussion below):
•	U.S. Holders who receive solely Vecima Shares – Shareholders who exchange all of their Spectrum Shares solely for Vecima Shares will not recognize any gain or loss except in respect of cash received instead of a fractional Vecima Share. Cash payments received instead of a fractional share should be treated as received in redemption of such fractional share, generally resulting in gain or loss. The aggregate adjusted tax basis of the Vecima Shares received, including any fractional share deemed received as described above, will be equal to the aggregate adjusted tax basis of the Spectrum Shares exchanged for the Vecima Shares, and the holding period of the Vecima Shares will include the holding period of the Spectrum Shares surrendered in exchange for such Vecima Shares.

•	U.S. Holders who receive a combination of Cash Consideration and Vecima Shares - Shareholders who exchange Spectrum Shares for a combination of Cash Consideration and Share Consideration pursuant to the Arrangement will generally recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Vecima Shares received pursuant to the Arrangement over the Shareholder’s adjusted tax basis in the Shareholder’s Spectrum Shares surrendered) and (2) the amount of Cash Consideration received. For this purpose, a Shareholder must calculate gain or loss separately for each identifiable block of Spectrum Shares exchanged by the Shareholder in the Arrangement, and the Shareholder may not offset a loss realized on one block of Spectrum Shares against a gain recognized on another block of Spectrum Shares. In general, the determination of whether the gain recognized by a holder of Spectrum Shares receiving a combination of Cash Consideration and Share Consideration pursuant to the Arrangement will be treated as capital gain or as a dividend will depend upon whether, and to what extent, the Arrangement reduces the Shareholder’s deemed percentage stock ownership in Vecima. In general, the gain recognized by a holder of Spectrum Shares in the Arrangement will qualify for treatment as capital gain if the former Shareholder owns no stock or other equity interest in Vecima (either actually or constructively) other than the Vecima Shares received in the Arrangement and if after the Arrangement the former Shareholder will be a minority shareholder of Vecima who exercises no control over the affairs of Vecima. Such capital gain will be long-term if the former Shareholder’s holding period for the Spectrum Shares exceeds one year. The aggregate tax basis of the Vecima Shares received in the Arrangement will be the same as the aggregate tax basis of Spectrum Shares surrendered in exchange, decreased by the amount of cash received by the Shareholder in the Arrangement and increased by the amount of gain recognized by the Shareholder in the Arrangement. The tax holding period of the Vecima Shares received in the Arrangement will include the period for which the Spectrum Shares surrendered in exchange therefor were held.

•	U.S. Holders who receive solely Cash Consideration – Each Shareholder who exchanges such Shareholder’s Spectrum Shares solely for Cash Consideration will recognize capital gain or loss equal to the difference between the Shareholder’s tax basis in such Spectrum Shares and the cash received in exchange. Such capital gain or loss will generally be long-term capital gain or loss if the holding period for such Spectrum Shares is more than one year at the Effective Time. Preferential tax rates generally apply to long-term capital gain of a U.S. non-corporate shareholder. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to limitations for U.S. federal income tax purposes.
A successful IRS challenge to the status of the Arrangement as a reorganization would result in all Shareholders recognizing gain or loss with respect to each Spectrum Share equal to the difference between the Shareholder’s adjusted tax basis in such Spectrum Share and the sum of the Cash Consideration and the fair market value, as of the Effective Time, of the Vecima Shares received in exchange therefor. A Shareholder’s aggregate tax basis in the Vecima Shares so received would equal the fair market value of the Vecima Shares as of the Effective Time, and the Shareholder’s holding period of such Vecima Shares would begin the day after the Effective Time.
If any Vecima Shares or cash are considered to be received in exchange for services or other property, rather than in exchange for Spectrum Shares, a Shareholder may recognize income, all or a portion of which may be taxable as ordinary compensation income. A Shareholder may also recognize income, in addition to the gain recognition described above, to the extent that such holder is treated as receiving (directly or indirectly) consideration other than Vecima Shares and the Cash Consideration in exchange for Spectrum Shares.
Passive Foreign Investment Company Considerations
While there can be no assurance with respect to the classification of Spectrum as a passive foreign investment company (“PFIC”), Spectrum believes that it is not currently, and has not been, a PFIC. If Spectrum currently is a PFIC, or was a PFIC at any time during a U.S. Holder’s holding period for the Spectrum Shares, the U.S. federal income tax consequences of the Arrangement to such U.S. Holder will vary from the consequences described above.
Spectrum generally would be classified as a PFIC for any taxable year during which either: (i) 75% or more of its gross income was passive income (as defined for United States federal income tax purposes); or (ii) on average for a taxable year, 50% or more of its assets (by value) produced, or were held for the production of, passive income. For purposes of applying the foregoing tests, Spectrum’s proportionate share of the assets and gross income of corporations with respect to which Spectrum owns or owned at least 25% of the stock (by value) would be attributed to Spectrum.
In general, if Spectrum was a PFIC during a U.S. Holder’s holding period for Spectrum Shares, and the U.S. Holder did not made an election to treat Spectrum as a qualified electing fund (a “QEF”) under Section 1295 of the U.S. Tax Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the U.S. Tax

Code, then: (i) although not free from doubt, the U.S. Holder should generally be required to recognize gain regardless of whether or not the Arrangement, together with the statutory amalgamation, otherwise qualifies as a reorganization as described above, (ii) the U.S. Holder will be required to allocate gain recognized ratably over the U.S. Holder’s holding period for the Spectrum Shares; and (iii) the amount allocated to each year other than: (x) the year of the Effective Time or (y) any year prior to the beginning of the first taxable year of Spectrum for which it was a PFIC, will be subject to tax at the highest rate applicable to individuals or corporations, as the case may be, for the taxable year to which such income is allocated, and an interest charge will be imposed upon the resulting tax attributable to each such year (which charge will accrue from the due date of the return for the taxable year to which such tax was allocated) and (iv) amounts allocated to the periods described in (x) and (y) will be taxable to the U.S. Holder as ordinary income. Because the U.S. federal income tax consequences to a U.S. Holder of Spectrum Shares under the PFIC provisions are significant, U.S. Holders of Spectrum Shares are urged to discuss those consequences with their tax advisors. In addition, U.S. Holders who are considering receipt of Vecima Shares should consider whether Vecima is, or may be in the future, a PFIC.
UNITED STATES HOLDERS OF SPECTRUM SHARES ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF HOLDING AND EXCHANGING SPECTRUM SHARES PURSUANT TO THE ARRANGEMENT, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL, NON-US AND OTHER TAX LAWS.
Qualified Investment
The Vecima Shares received under the Arrangement will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act, provided such Vecima Shares are and continue to be listed on a prescribed stock exchange (which currently includes the TSX) for purposes of the Tax Act.
Right of Dissent
The following description of the Dissent Procedures is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder and is qualified entirely by reference to the full text of the Interim Order and Article 4 of the Plan of Arrangement. The Interim Order, which is attached as Appendix B, expressly provides Registered Shareholders with the right to dissent on substantially the same terms and conditions as set out in Part 8, Division 2 of the BCBCA, the text of which is reproduced as Appendix H, with modifications to the provisions of Part 8, Division 2 of the BCBCA as provided in the Plan of Arrangement and the Interim Order.
In general, any Registered Shareholder who exercises the Dissent Right with respect to the Arrangement Resolution in compliance with Part 8, Division 2 of the BCBCA (as modified by the Plan of Arrangement and the Interim Order) will be entitled, in the event that the Arrangement becomes effective, to be paid by Spectrum the fair value of the Spectrum Shares held by that Dissenting Shareholder determined as at the point in time immediately before the Arrangement Resolution is approved by the Shareholders.
A Dissenting Shareholder will, on the Effective Date, and notwithstanding any provision of Part 8, Division 2 of the BCBCA, be deemed to have transferred the Dissenting Shareholder’s Spectrum Shares to Spectrum for cancellation and will cease to have any rights as a holder of Spectrum Shares except for the entitlement to be paid fair value for such Spectrum Shares in accordance with the Dissent Procedures. In no event will Spectrum, Vecima or any other Person be required to recognize a Dissenting Shareholder as a shareholder of Spectrum after the deemed transfer of the Spectrum Shares of that holder. In addition, in accordance with the restrictions set out in Part 8, Division 2 of the BCBCA, and the provisions of Article 4 of the Plan of Arrangement, no Shareholder who has voted in favour of the Arrangement Resolution will be entitled to exercise the Dissent Right.
A Registered Shareholder wishing to exercise the Dissent Right who, for any reason, does not properly fulfil each of the Dissent Procedures, acts inconsistently with such dissent or who for any other reason is not entitled to be paid the fair value of the holder’s Spectrum Shares will be treated as if the Shareholder had participated in the Arrangement on the same basis as a non-dissenting Shareholder who had made the Deemed Election.
The filing of a notice of dissent deprives a Dissenting Shareholder of the right to vote at the Meeting, except if such Dissenting Shareholder ceases to be a Dissenting Shareholder in accordance with the Dissent Procedures. For greater certainty, a Registered Shareholder who wishes to exercise the Dissent Right may not vote in favour of the Arrangement.
A Registered Shareholder who wishes to exercise the Dissent Right must deliver written notice of dissent to Spectrum no later than 5:00 p.m. (Vancouver time) on Wednesday, April 18, 2007 (or 5:00 p.m. (Vancouver time) on the day that is two business days immediately preceding any adjourned or postponed Meeting). Spectrum’s address for such purpose is at 300 - 2700 Production Way, Burnaby, British Columbia, V5A 4X1. A Dissenting Shareholder must dissent with respect to all Spectrum Shares in which the holder owns a beneficial interest. The written notice must set out the number of Spectrum Shares in respect of which the notice of dissent is be sent and:
•	if the Spectrum Shares constitute all of the Spectrum Shares of which the Dissenting Shareholder is the registered and beneficial owner, a statement to that effect;

•	if the Spectrum Shares constitute all of the Spectrum Shares of which the Dissenting Shareholder is the registered and beneficial owner but if the Dissenting Shareholder owns additional Spectrum Shares beneficially, a statement to that effect and the names of the Registered Shareholders, the number of Spectrum Shares held by the Registered Shareholders and a statement that written notices of dissent have or will be sent with respect to such Spectrum Shares; or

•	if the Dissent Right is being exercised by a Registered Shareholder who is not the beneficial owner of the Spectrum Shares, a statement to that effect and the name of the beneficial owner and a statement that the Registered Shareholder is exercising the Dissent Right with respect to all Spectrum Shares of the beneficial owner registered in such Registered Shareholder’s name.
Spectrum is required promptly after the later of:
•	the date on which Spectrum forms the intention to proceed with the Arrangement; and

•	the date on which the written notice of dissent was received, to notify each Dissenting Shareholder of its intention to proceed with the Arrangement. Spectrum expects that it will be in a position to deliver such notification on or before the Effective Date. Upon receipt of the notification, each Dissenting Shareholder is then required, if the Dissenting Shareholder wishes to proceed with exercising the Dissent Right, within one month after the date of the notice to send to Spectrum:
(i)	a written statement that the Dissenting Shareholder requires Spectrum to purchase all of its Spectrum Shares;

(ii)	the certificate(s) representing such Spectrum Shares; and

(iii)	if the Dissent Right is being exercised by the Dissenting Shareholder on behalf of a beneficial owner who is not the Dissenting Shareholder, a statement signed by the beneficial owner which sets out whether the beneficial owner is the beneficial owner of other Spectrum Shares, and if so: (a) the names of the registered owners of those Spectrum Shares; (b) the number of those Spectrum Shares; and (c) that the Dissent Right is being exercised in respect of all of those Spectrum Shares.
A Dissenting Shareholder who fails to send Spectrum, within the required time frame, the written statements described above and the certificate(s) representing the Spectrum Shares in respect of which the Dissenting Shareholder dissents, forfeits the Dissent Right.
On sending the required documentation to Spectrum, the fair value of a Dissenting Shareholder’s Spectrum Shares will be determined as follows:
•	if Spectrum and the Dissenting Shareholder agree on the fair value of the Spectrum Shares, then Spectrum must promptly pay that amount to the Dissenting Shareholder or promptly send notice to the Dissenting Shareholder that Spectrum is lawfully unable to pay the Dissenting Shareholders for their Spectrum Shares; or

•	if the Dissenting Shareholder and Spectrum are unable to agree on a fair value, the Dissenting Shareholder may apply to the Court to determine the fair value of the Spectrum Shares, and Spectrum must pay to the Dissenting Shareholder the fair value determined by the Court or promptly send notice to the Dissenting Shareholder that Spectrum is lawfully unable to pay the Dissenting Shareholders for their Spectrum Shares.
Spectrum will be lawfully unable to pay the Dissenting Shareholder the fair value of their Spectrum Shares if Spectrum is insolvent or would be rendered insolvent by making the payment to the Dissenting Shareholder. In such event, Dissenting Shareholders will have 30 days to elect to either: (i) withdraw their dissent and receive the consideration applicable to Shareholders under the Arrangement; or (ii) retain their status as a claimant and be paid as soon as Spectrum is lawfully able to do so, or in a liquidation, be ranked subordinate to its creditors but in priority to the Shareholders.
If the Arrangement is not implemented for any reason, Dissenting Shareholders will not be entitled to be paid the fair value for their Spectrum Shares, and their Spectrum Shares will not be deemed to be transferred to Spectrum.
The discussion above is only a summary of the Dissent Procedures which are technical procedures and complex. A Registered Shareholder who intends to exercise the Dissent Right should carefully consider and comply with the provisions of Part 8, Division 2 of the BCBCA, as modified by the Plan of Arrangement and Interim Order. Persons who are beneficial owners of Spectrum Shares registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to exercise the Dissent Right should be aware that only the registered owner of Spectrum Shares is entitled to exercise the Dissent Right. It is suggested that any Shareholder wishing to avail himself or herself of the Dissent Right seek his or her own legal advice as failure to comply strictly with the applicable provisions of the BCBCA, the Plan of Arrangement and the Interim Order may prejudice the availability of the Dissent Right. Dissenting Shareholders should note that the exercise of the Dissent Right can be a complex, time-consuming and expensive process.

Stock Exchange Listings
Vecima is a “reporting issuer” within the meaning of applicable Canadian Securities Laws in each of the provinces of Canada, and is not, and is not presently required to be, a “reporting issuer” in any other jurisdiction of Canada or in the United States. In the Arrangement Agreement, Vecima represents and warrants that:
•	no delisting, suspension of trading in or cease trading order with respect to any securities of Vecima, and to the knowledge of Vecima, no inquiry, review or investigation (whether formal or informal) of any of the Securities Regulators or the TSX, is in effect or ongoing or, to the knowledge of Vecima, expected to be implemented or undertaken;

•	the Vecima Shares are listed on the TSX and Vecima is not in default in connection with any requirements of the TSX; and

•	the documents or information filed by Vecima under applicable Canadian Securities Laws did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading in light of the circumstances under which they were made.
The TSX has conditionally approved the listing of the Vecima Shares to be issued or reserved under the Arrangement (including the Vecima Shares which may be issued from time to time upon the exercise of the Vecima Replacement Options and the Vecima Replacement Warrants), subject to the satisfaction of the customary requirements of the TSX.
The Vecima Shares will not be listed on any stock exchange in the United States as of the Effective Date. The holders of such Vecima Shares in the United States will have significantly limited liquidity in respect of such securities. The holders of Vecima Shares in the United States may be able to trade their Vecima Shares only on the TSX, which may be difficult to accomplish on a timely basis.
Securities Law Matters
Canadian
The Vecima Shares, Vecima Replacement Options and Vecima Replacement Warrants to be issued in exchange for Spectrum Shares, Spectrum Options and Spectrum Warrants, respectively, under the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of Canadian Securities Laws. The Vecima Shares will generally be freely tradable under applicable securities laws of the provinces of Canada (other than as a result of any “control block” restrictions which may arise by virtue of the ownership of Vecima Shares and provided that no unusual effort is made to prepare the market or create a demand for the securities and no extraordinary commission or consideration is paid in respect of the trade and, if the seller is an insider or officer of Vecima, the seller has no reasonable grounds to believe that Vecima is in default of securities legislation and regulations, rules, forms and blanket rulings and orders issued thereunder). Resale of any Vecima Shares acquired in connection with the Arrangement may be required to be made through registered securities dealers.
United States
The Vecima Shares to be issued under the Arrangement (and any Vecima Shares which may be issued from time to time upon the exercise of Vecima Replacement Options and Vecima Replacement Warrants) have not been and will not be registered under the U.S. Securities Act and will be issued in reliance upon the exemption from registration requirements provided by section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) of the U.S. Securities Act is an exemption from U.S. Securities Act registration for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by any court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court entered the Interim Order on March 22, 2007 and, subject to the approval of the Arrangement by the Shareholders, the application for the Final Order approving the Arrangement is scheduled for April 24, 2007. See “The Arrangement – Approvals”.
The Vecima Shares issued under the Arrangement to holders resident in the United States will be freely tradable under U.S. federal securities laws, except by persons who were “affiliates” of Spectrum or Vecima immediately prior to the Arrangement or all persons who will be “affiliates” of Vecima after the Arrangement.
Vecima Shares held by such affiliates may be resold only with an effective registration statement under the U.S. Securities Act, in transactions permitted by Regulation S under the U.S. Securities Act, under the resale provisions of Rule 145(d)(1), (2) or (3) under the U.S. Securities Act, or as otherwise permitted under the U.S. Securities Act. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as significant shareholders of the issuer.
Rule 145(d)(1) generally provides that such affiliates may not sell Vecima Shares unless such sales are made in compliance with the volume, current public information and manner of sale limitations contained in Rule 144 under the U.S. Securities Act (“Rule 144”). The Rule 144 limitations generally require that sales made by an affiliate in any three-month period not exceed the greater of 1% of the class of shares outstanding or, if any of the Vecima Shares are listed on a U.S. securities exchange or Nasdaq Global Market, the average weekly trading volume of such class of shares over the four calendar weeks preceding the placement of the sell order, and that such sales be made in unsolicited, open market “brokers’ transactions” (as that term is defined in Rule 144). Rules 145(d)(2) and (3) under the U.S. Securities Act generally provide that the Rule 144 limitations will lapse for non-affiliates of Vecima after a period of one or two years, depending upon whether information continues to be publicly available about Vecima.
Any securities issued pursuant to the exercise of the Vecima Replacement Options or the Vecima Replacement Warrants will be “restricted securities” as such term is defined in Rule 144. The holders of such restricted securities will be able to resell such securities in the United States only pursuant to an effective registration statement under the U.S. Securities Act or pursuant to an available exemption from such registration requirements. Generally, persons who are not affiliates of Vecima may sell Vecima Shares outside of the United States without registration under the U.S. Securities Act if such sales are made in an “offshore transaction” (as that term is defined in Regulation S) in accordance with Rule 904 of Regulation S.
In addition, persons who are affiliates of Vecima solely by virtue of holding a position as an officer or director of Vecima, may sell Vecima Shares without registration under the U.S. Securities Act if such sales are made in accordance with Rule 904 of Regulation S. Other affiliates of Vecima may sell Vecima Shares without registration under the U.S. Securities Act if such sales are made in accordance with Rule 903 of Regulation S.
The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Vecima Shares. All recipients of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities laws and regulations.

Indebtedness of Directors and Executive Officers
None of the directors and senior officers of Spectrum or associates of any such person is or has been indebted to Spectrum or the Spectrum Subsidiaries since the commencement of the last financial year of Spectrum.
Interest of Informed Persons in Material Transactions
Except as disclosed elsewhere in this Information Circular, no Informed Persons of Spectrum nor any associate or affiliate of any such person has or had any material interest, direct or indirect, in any transaction since the commencement of the last financial year of Spectrum or in any proposed transaction which has materially affected or would materially affect Spectrum.
Interest of Certain Persons in Matters to be Acted Upon
Except as discussed elsewhere in this Information Circular, no person who has been a director or executive officer of Spectrum at any time since the beginning of Spectrum’s last financial year nor any associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.
Eleven directors and officers of Spectrum hold Spectrum Shares, Spectrum Options and/or Spectrum Warrants. The directors and officers who hold Spectrum Shares, Spectrum Options and/or Spectrum Warrants, may be considered to have an interest in the Arrangement by virtue of their holdings of Spectrum Shares, Spectrum Options and/or Spectrum Warrants.
Expenses of the Arrangement
The estimated costs to be incurred by Spectrum relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees and the preparation and printing of this Information Circular are expected to be in the aggregate $1.35 million.
Legal Matters
Certain legal matters relating to the Arrangement are to be passed upon at the Closing by McCarthy Tétrault LLP, on behalf of Spectrum. As at March 20, 2007, the partners and associates of McCarthy Tétrault LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Spectrum Shares.
INFORMATION RESPECTING SPECTRUM
The following information is presented on a pre-Arrangement basis and reflects the current business, financial and share capital position of Spectrum. See “Information Respecting Vecima” for current and pro forma business, financial and share capital information relating to Vecima.
Spectrum is a corporation existing under the provisions of the BCBCA. Spectrum is a “reporting issuer” in British Columbia, Alberta, Ontario and Quebec and is subject to the informational reporting requirements under the applicable Canadian Securities Laws. Spectrum Shares are currently listed and posted for trading on the TSX under the trading symbol “SSY” and on NASDAQ under the trading symbol “SSPI”. Following the completion of the Arrangement, the Spectrum Shares will de-listed from trading on the TSX and NASDAQ.
Spectrum’s registered and head office is located at 300-2700 Production Way, Burnaby, British Columbia, V5A 4X1.

Documents Incorporated by Reference
The following documents of Spectrum, filed with the securities commissions or similar authorities in each of the provinces of Canada where Spectrum is a “reporting issuer”, are specifically incorporated by reference into and form an integral part of this Information Circular:
•	the audited consolidated financial statements of Spectrum for the fiscal years ended December 31, 2006 and 2005, together with the notes thereto and the auditors’ report thereon;

•	management’s discussion and analysis for the fiscal years ended December 31, 2006 and 2005; and

•	the material change report of Spectrum dated February 23, 2007, regarding the execution and delivery of the Arrangement Agreement.
All documents of the type referred to above (other than any confidential material change reports) that are filed by Spectrum with a securities commission or any similar authority in Canada after the date of this Information Circular and prior to the Meeting will be deemed to be incorporated by reference into this Information Circular.
Any statement contained in this Information Circular or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.
The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.
Copies of the documents incorporated by reference into this Information Circular may be obtained on request without charge from Spectrum’s Secretary at 300 – 2700 Production Way, Burnaby, British Columbia, V5A 4X1 (telephone: (604) 421-5422), and are also available electronically at www.sedar.com.
INFORMATION RESPECTING VECIMA
The following information, including the information set out in Appendix E, “Information Concerning Vecima”, is presented on a pre-Arrangement basis and reflects the current business, financial and share capital position of Vecima. See “Information Respecting Spectrum” in this Information Circular for current business, financial and share capital information relating to Spectrum.
Vecima is a corporation existing under the provisions of the Canada Business Corporations Act. Vecima is a “reporting issuer” in each of the provinces of Canada and is subject to the informational reporting requirements under applicable Canadian Securities Laws. Vecima Shares are currently listed and posted for trading on the TSX under the trading symbol “VCM”.
Vecima designs, manufactures and sells products that enable broadband access to cable, wireless and telephony networks.

Vecima’s registered and head office is located at 4210 Commerce Circle, Victoria, British Columbia, V8Z 6N6.
Reference is made to Appendix E, “Information Concerning Vecima”, for a detailed description of Vecima and its assets.
GENERAL PROXY MATTERS
Solicitation of Proxies
This Information Circular is furnished in connection with the solicitation of proxies by the management of Spectrum to be used at the Meeting to be held in the Main Boardroom, 1300 – 777 Dunsmuir Street, Vancouver, British Columbia on April 20, 2007 at 10:00 a.m. (Vancouver time), for the purposes set out in the Notice of Meeting accompanying this Information Circular.
The costs incurred in this solicitation of proxies and in the preparation and mailing of the instrument of proxy, Notice of Meeting and this Information Circular will be borne by Spectrum. Solicitation of proxies will be primarily by mail but may also be by telephone, facsimile or in person by directors and officers of the Spectrum, none of whom will be additionally compensated for such solicitations.
Voting in Person or by Proxy
Only the Registered Shareholders as of the Record Date are entitled to vote at the Meeting. Each Registered Shareholder has one vote for each Spectrum Share held.
Registered Shareholders may vote their Spectrum Shares in person at the Meeting or by proxy. Registered Shareholders who will attend the Meeting and wish to vote their Spectrum Shares in person should not complete a proxy form as their vote will be taken at the Meeting. Registered Shareholders wishing to vote in person should register with a representative of Spectrum’s transfer agent upon arrival at the Meeting.
Registered Shareholders who do not expect to attend the Meeting may appoint someone who will attend the Meeting as their proxyholder. A proxy is a document that authorizes someone else to attend the Meeting and cast votes and otherwise act for the Registered Shareholder at the Meeting.
Appointing a Proxyholder
Accompanying this Information Circular is a form of proxy for use at the Meeting, which may be used to appoint a proxyholder. A proxy may subsequently be revoked by the Registered Shareholder if the Registered Shareholder decides to attend the Meeting and wishes to vote in person.
The individuals named in the enclosed forms of proxy are Brent Flichel, President and Chief Executive Officer of Spectrum, and alternatively Elena Kinakin, Chief Financial Officer of Spectrum.
A Registered Shareholder has the right to appoint a Person (other than the individuals designated in the enclosed proxy form), who need not be a Shareholder, to represent it at the Meeting by checking the appropriate box and by inserting the name of the chosen nominee in the space provided for that purpose on the form.
A form of proxy will not be valid for the Meeting unless it is dated and signed by the Registered Shareholder or by his or her attorney authorized in writing or, if the Registered Shareholder is a corporation, executed by a duly authorized director, officer or attorney of the corporation, and delivered to Computershare Investor

Services Inc. by fax (toll free in North America: 1-866-249-7775; international: 416-263-9524) or by mail or hand to 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 by 2:00 p.m. (Vancouver Time) or deposited with the Chair of the Meeting on the day of the Meeting or any adjournment thereof on April 18, 2007 (or, in the case of any adjournment of the Meeting to a time or date later than 2:00 p.m. (Vancouver time) on April 20, 2007, then not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time the adjourned Meeting is reconvened or the postponed Meeting is convened. If a proxy is executed by an attorney or by a director or officer of a corporate shareholder, the instrument empowering the attorney, director or officer, as the case may be, or a notarial copy of it, or such other documentation in support as is acceptable to the Chair of the Meeting, should accompany the proxy.
Revoking a Proxy
Registered Shareholders may revoke a proxy after it has been delivered and may do so in any manner permitted by law, including by instrument in writing executed by their attorney authorized in writing or, in the case of a corporation, executed by a duly authorized director, officer or attorney of the corporation (in the same manner as the proxy is required to be executed), and deposited at Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting or with the Chair of such meeting on the day of the Meeting.
Notice to Non-Registered Shareholders
The information set out in this section is of significant importance to many Shareholders, as a substantial number of the Shareholders do not hold Spectrum Shares in their own name. Please read this section carefully.
Only Registered Shareholders, or the persons they appoint as their proxyholders, are permitted to attend and vote at the Meeting. Many Shareholders are in fact “non-registered Shareholders”. Non-registered Shareholders are those whose Spectrum Shares are registered either:
•	in the name of an intermediary that the non-registered Shareholder deals with in respect of the Spectrum Shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

•	in the name of a depository such as CDS or the Depository Trust Company.
In accordance with Canadian securities law, Spectrum has distributed copies of the notice of meeting, this Information Circular and the form of proxy (collectively, the “meeting materials”) to CDS and intermediaries.
Canadian Securities Laws require intermediaries to seek voting instructions from non-registered Shareholders. Accordingly, unless non-registered Shareholders have previously instructed their intermediary that they do not wish to receive materials relating to shareholders’ meetings, non-registered Shareholders should receive or have already received from their intermediary either a request for voting instructions or a proxy form. Intermediaries have their own mailing procedures and provide their own instructions. These procedures may allow voting by telephone, on the Internet, by mail or by fax. Non-registered Shareholders have the right to attend and vote the Spectrum Shares owned by them directly at the Meeting. In these circumstances, the non-registered Shareholder should follow the procedure in the directions and instructions provided by or on behalf of the intermediary and insert their name in the space provided on the request for voting instructions or proxy form or request a form of proxy which will permit the non-registered Shareholder to attend the Meeting and vote in person. Non-registered Shareholders should carefully follow the directions and instructions on the forms they receive, including those regarding when and where the completed request for voting instructions or form of proxy is to be delivered and contact their intermediaries promptly if they need assistance.

The procedures described in this Information Circular for revoking a proxy are in relation to proxies provided by Registered Shareholders. Non-registered Shareholders who wish to change their vote must, in sufficient time in advance of the Meeting, arrange for their intermediaries to change their vote and if necessary revoke their proxy.
Voting of Proxies
If a Registered Shareholder has properly filled out, signed and delivered a form of proxy, then its proxyholder can vote its Spectrum Shares at the Meeting. All Spectrum Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting in accordance with the Registered Shareholder’s instructions on any ballot that may be called for and, where the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the Spectrum Shares represented by the proxy will be voted accordingly.
If a Registered Shareholder does not specify how the Spectrum Shares represented by its proxy are to be voted on any matter to be acted upon, then its proxyholder may vote such Spectrum Shares as it sees fit. The individuals named in the accompanying forms of proxy will vote the Spectrum Shares in respect of which they are appointed in accordance with the direction of the Registered Shareholder appointing them. In the absence of such direction, the Spectrum Shares represented by a proxy will be voted FOR the approval of the Arrangement.
The enclosed form of proxy confers discretionary authority upon the persons named there with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and other matters which may properly come before the Meeting if the Person by whom or on whose behalf the proxy solicitation is made is not aware, within a reasonable time before the time the solicitation of proxies is made, that any of those amendments, variations or other matters are to be presented for action at the Meeting.
At the date of this Information Circular, management of Spectrum knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.
Voting Securities and Principal Holders Thereof
As at the Record Date, there were 20,488,425 Spectrum Shares issued and outstanding. As at the Record Date, to the knowledge of the directors and executive officers of Spectrum, the only persons or companies that beneficially own, directly or indirectly, or control or direct, 10% or more of the issued and outstanding Spectrum Shares are as follows:

		Percentage of Outstanding Spectrum
	Approximate Number of	Shares Owned, Controlled or
Name	Spectrum Shares	Directed

Leviticus Partners LP	3,000,000	14.6%
As of March 20, 2007, the current directors and executive officers of Spectrum as a group beneficially own, directly or indirectly, or exercise control or direction over, Spectrum Shares representing 1.3% of the presently issued and outstanding Spectrum Shares.
Procedure and Votes Required for the Arrangement Resolution
The Interim Order provides that each Registered Shareholder, at the close of business on the Record Date, will be entitled to receive notice of, to attend and to vote at the Meeting in respect of the Arrangement.

Pursuant to the Interim Order:
•	each Shareholder will be entitled to one vote for each Spectrum Share held;

•	the majority required to pass the Arrangement Resolution will be, subject to further order of the Court, not less than three-fourths of the votes cast, either in person or by proxy, at the Meeting by the Shareholders;

•	the quorum at the Meeting will be two persons present in person or by proxy and holding or representing not less than 5% of the Spectrum Shares entitled to be voted in respect of the Arrangement Resolution at the Meeting; and

•	if no quorum is present within 30 minutes of the appointed time of the Meeting, the Meeting will stand adjourned to the same day in the next week at the same time and place, and if at such adjourned meeting a quorum is not present within 30 minutes of the adjourned time, the Shareholders present in person or by proxy will be a quorum for all purposes.
APPROVAL OF DIRECTORS
The contents of this Information Circular have been approved by the Board of Directors.

(signed) “Brent Flichel”

Burnaby, British Columbia	Brent Flichel
March 23, 2007	President and Chief Executive Officer
Spectrum Signal Processing Inc.

CONSENT OF KPMG LLP
The Board of Directors of Spectrum Signal Processing Inc.
We have read the information circular (the “Circular”) of Spectrum Signal Processing Inc. (the “Company”) dated March 23, 2007 relating to the proposed plan of arrangement involving the Company and Vecima Networks Inc. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2006 and 2005 and the consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. Our report is dated February 3, 2007, except as to note 15 which is as of March 23, 2007.
(signed) “KPMG LLP”
Chartered Accountants
Vancouver, British Columbia
March 23, 2007

CONSENT OF DELOITTE & TOUCHE LLP
We have read the information circular (the “Circular”) of Spectrum Signal Processing Inc. (“Spectrum”) dated March 23, 2007 relating to the plan of arrangement involving Spectrum, its shareholders, optionholders and warrantholders and Vecima Networks Inc. (“Vecima”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
We consent to the incorporation by reference in the Circular of our reports to the shareholders of Vecima on the consolidated balance sheets of Vecima as at June 30, 2006, June 30, 2005 and June 30, 2004 and the consolidated statements of income and retained earnings and cash flows for the years then ended. Our reports are dated September 15, 2006, September 21, 2005 (except for Note 27, which is as of November 3, 2005) and November 2, 2004, respectively.
(signed) “Deloitte & Touche LLP”
Chartered Accountants
Saskatoon, Saskatchewan
March 23, 2007

CONSENT OF MCCARTHY TÉTRAULT LLP
We hereby consent to the reference to our opinion contained under “Certain Canadian Federal Income Tax Considerations” in the information circular of Spectrum Signal Processing Inc. dated March 23, 2007 (the “Circular”) and to the inclusion of the foregoing opinion in the Circular.
(signed) “McCarthy Tétrault LLP”
March 23, 2007
CONSENT OF CIBC WORLD MARKETS
We hereby consent to the references to our firm name and to our opinion contained under the headings entitled “Summary – Fairness Opinion”, “Summary – Reasons for the Arrangement”, “The Arrangement – Reasons for the Arrangement, and “The Arrangement – Fairness Opinion” and the inclusion of the text of our fairness opinion dated February 16, 2007 as Appendix D to the information circular of Spectrum Signal Processing Inc. dated March 23, 2007. In providing our consent, we do not intend that any person other than the board of directors of Spectrum Signal Processing Inc. be entitled to rely upon our opinion.
DATED at Vancouver, British Columbia, this 23rd day of March, 2007.
(signed) “CIBC World Markets”

APPENDIX A
ARRANGEMENT RESOLUTION
BE IT RESOLVED THAT:
1.	the Arrangement under Section 288 of the Business Corporations Act (British Columbia) set forth in the Plan of Arrangement attached as an appendix to the information circular of Spectrum Signal Processing Inc. (“Spectrum”) dated March 23, 2007 accompanying the Notice of Meeting is authorized and approved;

2.	the arrangement agreement between Spectrum and Vecima Networks Inc. dated February 16, 2007 (the “Arrangement Agreement”), the actions of the directors in approving the Arrangement Agreement and the actions of the officers of Spectrum in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

3.	notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Spectrum or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Spectrum are hereby authorized and empowered without further approval of the shareholders of Spectrum (a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement; and

4.	any one or more of the directors and officers of Spectrum are authorized and directed to perform all such acts, deeds and things, and to execute, under the seal of Spectrum or otherwise, all such documents and writings, including articles of arrangement, as may be necessary or desirable to give effect to the Arrangement Agreement, the Plan of Arrangement or this resolution.

A-1

APPENDIX B
INTERIM ORDER

B-1

NO. 5071962
VANCOUVER REGISTRY
IN THE SUPREME COURT OF BRITISH COLUMBIA
IN THE MATTER OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, c. 57, as amended
AND
IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
SPECTRUM SIGNAL PROCESSING INC.
ORDER

	)		)
	)		)	THURSDAY THE 22ND DAY
BEFORE	) )	MASTER Hyslop	) )	OF MARCH, 2007
	)		)
           THE APPLICATION of the Petitioner, SPECTRUM SIGNAL PROCESSING INC. coming on for hearing this day at Vancouver, British Columbia; and UPON HEARING Robert W. Cooper, counsel for the Petitioner, and on reading the Petition and the Affidavit of Brent Flichel sworn March 20, 2007 (the “Flichel Affidavit”).
THIS COURT ORDERS THAT:
DEFINITIONS
1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters shall have the respective meanings set out in the Notice of Special Meeting of Shareholders (the “Notice of Meeting”) and accompanying information circular (the “Information Circular”), attached as Exhibit “B” to the Flichel Affidavit.

SPECIAL MEETING OF SPECTRUM
2. The Petitioner (hereinafter referred to as “Spectrum”) shall be at liberty to convene a special meeting (the “Meeting”) of the holders (the “Spectrum Shareholders”) of common shares in the capital of Spectrum (the “Spectrum Shares”) to be held at 10:00 a.m. (Vancouver time) on Friday, April 20, 2007 at 1300 — 777 Dunsmuir Street, Vancouver, British Columbia, Canada, for the Spectrum Shareholders to consider and, if thought advisable, to pass, with or without variation, a resolution (the “Arrangement Resolution”) to approve an arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia), S.B.C. 2002, c.57 (the “BCBCA”), substantially as contemplated in the Plan of Arrangement (the “Plan of Arrangement”), a draft of which Plan of Arrangement is attached as Schedule A to the Petition.
3. The Meeting shall be called, held and conducted in accordance with the Notice of Meeting, the BCBCA, the articles of Spectrum and applicable securities laws, subject to the terms of this Interim Order and any further Order of this Court, and the rulings and directions of the chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order, and to the extent of any inconsistency or discrepancy between this Interim Order and the articles of Spectrum, or the terms of any instrument creating, governing or collateral to the Spectrum Shares, this Interim Order shall govern.
4. At the Meeting, Spectrum may also transact such other business as is contemplated by the Information Circular or as otherwise may be properly brought before the Meeting.
AMENDMENTS
5. The Petitioner is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement and the Plan of Arrangement, such amendments, revisions or supplements to the Plan of Arrangement as it may determine without any additional notice to the Spectrum Shareholders. The Plan of Arrangement as so amended, revised or supplemented, shall be the Plan of Arrangement to be submitted to the Meeting and the subject of the Arrangement Resolution at the Meeting.

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ADJOURNMENTS AND POSTPONEMENTS
6. Spectrum may adjourn or postpone the Meeting on one or more occasions without the necessity of reconvening the Meeting or obtaining any vote of the Spectrum Shareholders respecting the adjournment or postponement, subject to the terms of the Arrangement Agreement. Notice of any such adjournment shall be given by press release, news release, newspaper advertisement, or by notice sent to the Spectrum Shareholders by one of the methods specified in paragraph 8 of this Interim Order, as determined to be the most appropriate method of communication by Spectrum.
RECORD DATE
7. The record date for determining the Spectrum Shareholders entitled to receive the Notice of Meeting and Information Circular, substantially in the form attached as Exhibit “B” to the Flichel Affidavit shall be the close of business (Vancouver time) on March 20, 2007 (the “Record Date”).
NOTICE OF MEETING
8. The Notice of Meeting and Information Circular, with such amendments or additional communications or documents as counsel for Spectrum may advise are necessary or desirable, and as are not inconsistent with the terms of this Interim Order (collectively, the “Arrangement Materials”), shall be sent to the Spectrum Shareholders determined as at the Record Date, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing and the date of the Meeting, by one or more of the following methods:
(a)	to the registered Spectrum Shareholders, together with the form of proxy substantially in form attached as Exhibit “C” to the Flichel Affidavit and the letter of transmittal substantially in the form attached as Exhibit “D” to the Flichel Affidavit:
(i)	by prepaid ordinary mail, addressed to the Spectrum Shareholder at his, her or its address as it appears on the share registers of Spectrum as at the Record Date;

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(ii)	by delivery, in person or by recognized courier service, to any Spectrum Shareholder at the address referred to in clause (i); or

(iii)	by e-mail or facsimile transmission to any Spectrum Shareholder who identifies himself, herself or itself to the satisfaction of Spectrum (acting through its representatives), who requests such e-mail or facsimile transmission and, if required by Spectrum, agrees to pay the charges (if any) for such transmission, to the e-mail address or facsimile number of such Spectrum Shareholder as it appears on the books and records of Spectrum; and
(b)	in the case of beneficial owners of Spectrum Shares that are non-registered holders of Spectrum Shares, by Spectrum complying with its obligations under National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators;
and that substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.
9. The accidental failure or omission to give notice of the Meeting, or to distribute the Arrangement Materials in accordance with paragraph 8 to, or the non-receipt of such notice by, one or more of the persons specified in that paragraph shall not constitute a breach of this Interim Order or a defect in the calling or reconvening and conduct of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such accidental failure or omission is brought to the attention of Spectrum, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.
10. Spectrum is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement, such amendments, revisions or supplements (the “Additional Information”) to the materials distributed in connection with the Meeting or any other communications determined by Spectrum to be necessary or desirable as Spectrum may

4

determine, and Spectrum shall distribute such Additional Information by such method and in the time most reasonably practicable in the circumstances.
PERMITTED ATTENDEES
11. The only persons entitled to attend the Meeting shall be:
(a)	the Spectrum Shareholders as of the Record Date, or their respective proxyholders or representatives;

(b)	Spectrum’s directors, officers, auditors and advisors;

(c)	representatives of Vecima Networks Inc.; and

(d)	other persons with the prior permission of the chair of the Meeting;
and the only persons entitled to vote at the Meeting in respect of the Arrangement Resolution shall be the Spectrum Shareholders as at the close of business on the Record Date, or their respective proxyholders or representatives.
SOLICITATION OF PROXIES
12. Spectrum is authorized to use the form of proxy for registered Spectrum Shareholders in substantially the same form as is attached as Exhibit “C” to the Flichel Affidavit, and Spectrum is authorized, at its expense, to solicit proxies directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose and by mail, telephone or such other form of personal or electronic communication as it may determine.
13. The procedures for the use of proxies at the Meeting in respect of the Arrangement Resolution shall be as set out in the Information Circular.
14. Spectrum may in its discretion generally waive the time limits for the deposit of all proxies by Spectrum Shareholders, if Spectrum deems it advisable to do so, such waiver to be endorsed by the initials of the chair of the Meeting on any proxy to which such waiver relates.

5

QUORUM AND VOTING
15. The quorum at the Meeting shall be two persons who are, or who represent by proxy, Spectrum Shareholders who in the aggregate hold not less than 5% of the Spectrum Shares entitled to be voted at the Meeting.
16. In respect of the vote on the Arrangement Resolution:
(a)	the Spectrum Shareholders be entitled to vote on the Arrangement Resolution at the Meeting either in person or by proxy, and be entitled to one vote for each Spectrum Share held; and

(b)	illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast.
17. The vote required to pass the Arrangement Resolution at the Meeting shall be the affirmative vote of not less than 75% of the votes cast by the Spectrum Shareholders in respect of the Arrangement Resolution, voting together, in person or by proxy at such Meeting.
DISSENT RIGHT
18. Each Registered Shareholder of Spectrum is granted the following right to dissent (the “Dissent Right”) in respect of the Arrangement Resolution provided such Registered Shareholder otherwise complies strictly with the requirements of the BCBCA and Article 6 of the Plan of Arrangement:
(a)	a Registered Shareholder intending to exercise the Dissent Right must give a written objection to the Arrangement Resolution to Spectrum at 300 - 2700 Production Way, Burnaby, British Columbia, V5A 4X1, Attention: President, to be received by Spectrum no later than 5:00 p.m. (Vancouver time) on Wednesday, April 18, 2007 (or 5:00 p.m. (Vancouver time) on the day that is one business day immediately preceding any adjourned or postponed meeting) and must otherwise comply with this paragraph 18;

6

(b)	any Registered Shareholder (a “Dissenting Spectrum Shareholder”) who exercises the Dissent Right with respect to the Arrangement Resolution in compliance with Division 2 of Part 8 of the BCBCA (as modified by the Plan of Arrangement and this Interim Order) (the “Dissent Procedures”) will be entitled, in the event that the Arrangement becomes effective, to be paid by Spectrum the fair value of the Spectrum Common Shares held by that Dissenting Spectrum Shareholder determined as at the point in time immediately before the Arrangement Resolution is approved by the Spectrum Shareholders;

(c)	a Dissenting Spectrum Shareholder shall, at the “Effective Time” (as defined in the Plan of Arrangement), and notwithstanding any provision of Division 2 of Part 8 of the BCBCA, be deemed to have transferred the Dissenting Spectrum Shareholder’s Spectrum Common Shares to Spectrum for cancellation and will cease to have any rights as a holder of Spectrum Common Shares except for the entitlement to be paid fair value for such Spectrum Common Shares in accordance with the Dissent Procedures. In no event will Spectrum, Vecima Networks Inc. or any other person be required to recognize Dissenting Spectrum Shareholders as holders of Spectrum Common Shares after the Effective Time;

(d)	if a Registered Shareholder who exercises the Dissent Right is ultimately not entitled, for any reason, to be paid fair value for the Spectrum Shares in respect of which they have exercised the Dissent Right, the Registered Shareholder will be deemed pursuant to the Plan of Arrangement to have participated in the Arrangement on the same basis as a Registered Shareholder that has not exercised the Dissent Right who made the Deemed Election (provided, for greater certainty, that the Parameters will not apply in this circumstance); and

(e)	Registered Shareholders shall be the only persons with a right to dissent in respect of the Arrangement Resolution.

7

APPLICATION FOR FINAL ORDER
19. Spectrum may give notice of these proceedings, including the application for the final approval of the Arrangement (the “Final Application”) to the Spectrum Shareholders by including a notice (the “Notice of Application”), substantially in the form of Appendix G to the form of Information Circular which is attached as Exhibit “B” to the Flichel Affidavit, as part of the Meeting Materials, sent in the manner contemplated in paragraph 8, and that service of such notice shall be deemed to be effected on the 5th day following the day on which the Meeting Materials are so sent, and except as provided herein, the Petitioner is not required to serve the Petition, any affidavits filed in support of the Petition, any motions filed by the Petitioner in this proceeding (including affidavits filed in support of such motions), or any orders made on application by the Petitioner, including this Interim Order, on any person, except such persons who have filed an appearance pursuant to paragraph 22 below. Distribution of the Arrangement Materials in the manner contemplated in this paragraph and paragraph 8, shall constitute good and sufficient notice thereof and of these proceedings upon the Spectrum Shareholders and no other form of service of the Arrangement Materials or any portion thereof need be made, nor notice or other materials served in respect of these proceedings or the Meeting to the Spectrum Shareholders or to any other persons.
20. The Petitioner may give notice of this application to persons outside the jurisdiction of this Honourable Court in the manner specified in the preceding paragraph.
21. The Final Application be set down for hearing before the presiding Judge in Chambers at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, at 9:45 a.m. on April 24, 2007, or such other date following the date of the Meeting as the Petitioner may determine, and that, upon approval of the Arrangement Resolution at the Meeting in the manner set forth in this Interim Order, and any and all approvals (as noted in the Arrangement Agreement) having been obtained or concluded, the Petitioner be at liberty to proceed with the Final Application on such date.
22. Any Spectrum Shareholder or any other interested person has the right to appear (either in person or by counsel) and make submissions at the Final Application, provided that such person shall file an appearance, in the form prescribed by the Rules of Court of the Supreme

8

Court of British Columbia, with this Court, and deliver a copy of the filed appearance, together with a copy of all material on which such person intends to rely at the Final Application, including an outline of such person’s proposed submissions, to the solicitors for Spectrum at the address for delivery set out in the notice in paragraph 19 by 4:00 p.m. on April 23, 2007 (or, in the event the Petitioner does not proceed with the Final Application on April 24, 2007, by 4:00 p.m. on the business day preceding the date on which the Final Application is set to be heard), subject to other direction of the Court.
23. If the Final Application is adjourned, only those persons who have filed and delivered an appearance in accordance with the preceding paragraph need be served with notice of the adjourned date.
24. Any materials to be filed by the Petitioner in support of the Final Application may be filed up to one day prior to the hearing of the Final Application without further order of this Court.
VARIANCE
25. The Petitioner shall be entitled, at any time, to apply to vary this Interim Order.
26. Rules 44 and 51A will not apply to any further applications in respect of this proceeding, including the application for the Final Order and any application to vary this Interim Order.

/s/ H. Hyslop BY THE COURT

Signed — Illegible DEPUTY DISTRICT REGISTRAR

APPROVED AS TO FORM:

/s/ R. W. Cooper Counsel for the Petitioner	(ILLEGIBLE)

9

NO.
VANCOUVER REGISTRY
IN THE SUPREME COURT OF BRITISH COLUMBIA
IN THE MATTER OF THE BUSINESS CORPORATIONS ACT,
S.B.C. 2002, c. 57, as amended
AND
IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
SPECTRUM SIGNAL PROCESSING INC.

INTERIM ORDER

ROBERT W. COOPER
McCarthy Tétrault LLP
P.O. Box 10424, Pacific Centre
Suite 1300, 777 Dunsmuir Street
Vancouver, B.C. V7Y 1K2
Phone: (604)643-7100

10

APPENDIX C
ARRANGEMENT AGREEMENT AND PLAN OF ARRANGEMENT

C-1

ARRANGEMENT AGREEMENT
SPECTRUM SIGNAL PROCESSING INC.
AND
VECIMA NETWORKS INC.
February 16, 2007

TABLE OF CONTENTS

1. INTERPRETATION	1

1.1 Definitions	1
1.2 Interpretation	8
1.3 Entire Agreement	9
1.4 Currency	9
1.5 Time	9
1.6 Schedules	9
1.7 Knowledge	9
1.8 Accounting Principles	10

2. THE ARRANGEMENT	10

2.1 The Arrangement	10
2.2 Implementation Steps by Spectrum	10
2.3 Interim and Final Orders	11
2.4 Closing	12
2.5 Securities and Corporate Compliance	12
2.6 Preparation of Filings	13
2.7 Spectrum Approval	14
2.8 Vecima Approval	14

3. REPRESENTATIONS AND WARRANTIES	14

3.1 Representations and Warranties of Spectrum	14
3.2 Representations and Warranties of Vecima	15

4. NONWAIVER AND SURVIVAL	15

4.1 NonWaiver	15
4.2 Nature and Survival	15

5. COVENANTS	15

5.1 Covenants of Spectrum Regarding the Conduct of Business	15
5.2 Covenants of Spectrum Regarding the Performance of Obligations	17
5.3 Covenants of Vecima Regarding the Performance of Obligations	19
5.4 Mutual Covenants	21
5.5 NonSolicitation	22
5.6 Right to Match Superior Proposal	24
5.7 Access to Information	26
5.8 Directors’ and Officers’ Indemnification	27
5.9 Tax Planning	28
5.10 Tax Elections by Spectrum Shareholders	28

6. REMEDIES	29

6.1 Availability of Equitable Remedies	29

ii

7. CONDITIONS	29

7.1 Mutual Conditions	29
7.2 Conditions Precedent to the Obligations of Vecima	30
7.3 Conditions Precedent to the Obligations of Spectrum	32
7.4 Notice and Cure Provisions	33
7.5 Satisfaction of Conditions	34

8. AMENDMENT	34

8.1 Amendment	34
8.2 Waiver and Modifications	35

9. TERMINATION AND COMPENSATION	35

9.1 Termination	35
9.2 Effect of Termination	36
9.3 Expenses and Termination Fees	37

10. GENERAL	37

10.1 Notices	37
10.2 Time of Essence	38
10.3 Governing Law	38
10.4 Enurement and Assignment	38
10.5 Execution in Counterparts	39
10.6 Third Party Beneficiaries	39
10.7 No Personal Liability	39
10.8 Severability	39
SCHEDULE 1 – PLAN OF ARRANGEMENT
SCHEDULE 2 – REPRESENTATIONS AND WARRANTIES OF SPECTRUM
SCHEDULE 3 — REPRESENTATIONS AND WARRANTIES OF VECIMA
SCHEDULE 4 – FORM OF SPECTRUM ARRANGEMENT RESOLUTION
SCHEDULE 5 – REQUIRED CONSENTS AND APPROVALS

ARRANGEMENT AGREEMENT
THIS AGREEMENT made as of the 16th day of February, 2007.
BETWEEN:
SPECTRUM SIGNAL PROCESSING INC., a company existing under the laws of the Province of British Columbia

(“Spectrum”)
AND:
VECIMA NETWORKS INC., a company existing under the laws of Canada

(“Vecima”)
THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, the parties hereto covenant and agree as follows:
1. INTERPRETATION
1.1 Definitions
Wherever used in this Agreement, unless there is something inconsistent in the subject matter or context, the following words and terms will have the meanings set out below (and, in addition, certain other words and terms are defined in the Plan of Arrangement):
(a)	“Acquisition Proposal” has the meaning ascribed to it in §5.5;

(b)	“Affiliate” has the meaning ascribed to it in the Securities Act;

(c)	“Arrangement” means the arrangement under Part 9, Division 5 of the BCA on the terms and conditions set forth in the Plan of Arrangement;

(d)	“Arrangement Agreement” or “Agreement” means this arrangement agreement and any amendment or variation hereto made in accordance with Part 8, including all Schedules hereto and any instrument or agreement supplementary or ancillary hereto;

(e)	“BCA” means the Business Corporations Act (British Columbia);

(f)	“BCSC” means the British Columbia Securities Commission;

(g)	“Business Day” means a day that is not a Saturday, Sunday or civic or statutory holiday in British Columbia;

(h)	Canadian Securities Laws” means the Securities Act and the equivalent legislation in the other Provinces and Territories of Canada, as amended from time to time, the rules,

2

regulations and forms made or promulgated under any of such statutes, and the published policies, bulletins and notices of the regulatory authorities administering such statutes;

(i)	“Cash Consideration” means the amount of cash to be paid to a Spectrum Shareholder (other than in respect of a fractional Vecima Share) in exchange for each Spectrum Share, up to a maximum of $0.8939 per Spectrum Share, provided that the aggregate maximum Cash Consideration shall not exceed the Cash Parameter;

(j)	“Cash Parameter” means the maximum aggregate amount of Cash Consideration payable by Vecima to Spectrum Shareholders in connection with the Arrangement (excluding cash payable in lieu of fractional Vecima Shares), which is $10,075,000 plus a further $0.50 for each Spectrum Share issued prior to the Effective Time on exercise of Spectrum Options or Spectrum Warrants;

(k)	“Circular” means the notice of the Spectrum Meeting and accompanying management proxy circular, including all schedules thereto, to be sent to holders of Spectrum Shares in connection with the Spectrum Meeting and includes any amendments thereto;

(l)	“Claims” means any claim, demand, action, cause of action, damage, loss, cost, liability or expense, including reasonable professional fees and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

(m)	“Confidentiality Agreement” means the confidentiality and standstill agreement dated November 22, 2006 between Spectrum and Vecima;

(n)	“Consideration” means the Cash Consideration (and any cash payable in respect of a fractional Vecima Share) or the Share Consideration, or some combination of the Cash Consideration (and any cash payable in respect of a fractional Vecima Share) and the Share Consideration, with a total value of $0.8939 (on the basis that each Vecima Share has a value of $10.06 and that 0.0889 of a Vecima Share has a value of $0.8939), to be paid to a Spectrum Shareholder in exchange for each Spectrum Share;

(o)	“Contracts” means all contracts, licences, leases, agreements, commitments, entitlements, engagements, warranties or guarantees to which a Person or any Subsidiary of the Person is a party or pursuant to which the Person or any Subsidiary of the Person is obligated to provide a benefit to, or is entitled to receive a benefit from, any other Person;

(p)	“Court” means the Supreme Court of British Columbia;

(q)	“Depositary” means Computershare Investor Services Inc.;

(r)	“Dissent Rights” has the meaning ascribed to it in §1.1 of Schedule 1;

(s)	“Dissenting Holder” has the meaning ascribed to it in §1.1 of Schedule 1;

(t)	“Effective Date” has the meaning ascribed to it in §2.4;

(u)	“Effective Time” means the earliest moment (Vancouver time) on the Effective Date;

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(v)	“Election” means the election duly and properly made by a Spectrum Shareholder pursuant to the Transmittal Letter and Election Form to take the Cash Consideration, the Share Consideration or some combination thereof, in exchange for each of his, her or its Spectrum Shares;

(w)	“Encumbrance” means any encumbrance, including any mortgage, pledge, assignment, charge, lien, security interest, adverse interest in property, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(x)	“Environment” means the environment or natural environment as defined in any Environmental Law and includes, without limitation, air, surface, water, ground water, land surface, soil, subsurface strata, a sewer system and the environment in the workplace;

(y)	“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions or approvals issued or required by Governmental Entities pursuant to Environmental Laws with respect to the operation of a Person or its Subsidiaries or its businesses, including the control or ownership of leased property or Real Property;

(z)	“Environmental Laws” means all applicable Laws, including applicable civil or common law, relating to the protection or enhancement of the Environment and employee and public health and safety;

(aa)	“Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants to a Party hereto and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Circular, the solicitation of the approval of the Spectrum Arrangement Resolution, regulatory filings and notices and all other matters related to the closing of the transactions contemplated by this Agreement;

(bb)	“Fairness Opinion” means the opinion of the Financial Advisor to the effect that the Consideration to be received under the Arrangement is fair, from a financial point of view, to the Spectrum Shareholders;

(cc)	“Final Order” means the order of the Court approving the Arrangement, as such order may be affirmed, modified or amended at any time before the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed, as modified or as amended on appeal;

(dd)	“Financial Advisor” means the Person engaged by the Spectrum Board of Directors, or a special committee thereof, on behalf of Spectrum, to provide the Fairness Opinion;

(ee)	“GAAP” has the meaning ascribed to it in §1.8;

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(ff)	“Governmental Entity” means any domestic or foreign legislative, executive, judicial or administrative body or Person, including the TSX and the Securities Regulators, having or purporting to have jurisdiction in the relevant circumstances;

(gg)	“Identified Company Representations” means the representations and warranties of Spectrum set forth in Sections 2.6(d) and 2.7 and paragraphs (b) (other than with respect to changes in the number of outstanding Spectrum Shares described therein as a result of the exercise or cancellation of Spectrum Options or Spectrum Warrants disclosed in the Spectrum Disclosure Letter), (c), (d), (e), (q), (v), (x), ( y) and (z) of Schedule 2;

(hh)	“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Spectrum Meeting, as the same may be amended, modified, supplemented or varied by the Court;

(ii)	“ITA” means the Income Tax Act (Canada);

(jj)	“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

(kk)	“Material” means, when used in respect of the affairs of a Person, an event, occurrence or fact concerning the business, operations, capital, assets, liabilities or condition (financial or otherwise) of the Person, on a consolidated basis, that would reasonably be expected to have a significant effect on the market price or value of the securities of the Person;

(ll)	“Material Adverse Change” means, (a) any changes, effects, events or occurrences that, individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the validity or enforceability of this Agreement, or (b) with respect to a Person, any changes, effects, events or occurrences that, individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, condition (financial or otherwise), assets or liabilities (contingent or otherwise) of such Person and its subsidiaries, taken as a whole, other than, in the case of clause (b), any change, effect, event or occurrence resulting from (i) general political, economic or financial conditions in Canada and the United States, (ii) the state of securities markets in general, including any reduction in market indices, (iii) factors affecting the industries in which such Person operates in general, (iv) any failure, in and of itself, by a Person to meet any of its published estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Effective Date, (v) the announcement of this Agreement, (vi) the trading price of the Spectrum

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Shares, or (vii) changes in generally accepted accounting principles or regulatory accounting requirements; provided, that nothing in clauses (i), (ii) or (iii) will serve to exclude from clause (b) any changes, effects, events or occurrences which disproportionately affect that Person or its Subsidiaries;

(mm)	“Material Adverse Effect” means, (a) any effect of a Material Adverse Change on the validity or enforceability of this Agreement or (b) with respect to a Person, any effect of a Material Adverse Change on such Person;

(nn)	“Material Change” has the meaning ascribed to it in the Securities Act;

(oo)	“Material Contract” in respect of a Party means:
(1)	any Contract involving aggregate future payments to or by the Party or any of its Subsidiaries in excess of $500,000; and

(2)	any other Contract that is material to the Party and its Subsidiaries;
(pp)	“Material Fact” has the meaning ascribed to it in the Securities Act;

(qq)	“NASDAQ” means the NASDAQ Stock Market;

(rr)	“Parameters” means the Cash Parameter and the Share Parameter;

(ss)	“Parties” means Spectrum and Vecima, and “Party” means either of them;

(tt)	“Person” means any individual, sole proprietorship, partnership, unlimited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Entity, or a natural person in such person’s capacity as trustee, executor, administrator or other legal representative and, when the context requires it, means either Spectrum or Vecima;

(uu)	“Plan of Arrangement” means the plan of arrangement as set forth in Schedule 1 to this Agreement and any amendments thereto;

(vv)	“Registrar” means the Registrar of Companies appointed under Section 400 of the BCA;

(ww)	“Regulatory Approval” means any approval, consent, waiver, permit, order or exemption from any Governmental Entity that is required or advisable to be obtained in order to permit the Arrangement to be effected, including without limitation any U.S. National Security Consent;

(xx)	“Securities Act” means the Securities Act (British Columbia);

(yy)	“Securities Laws” means, collectively, all applicable Canadian provincial and territorial securities Laws, United States securities Laws, the “blue sky” or securities Laws of the states of the United States, and any other applicable securities Laws;

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(zz)	“Securities Regulators” means the BCSC and the securities regulatory authorities in each of the other Provinces of Canada;

(aaa)	“Share Consideration” means the number of Vecima Shares to be issued to a Spectrum Shareholder in exchange for each Spectrum Share, up to a maximum of 0.0889 Vecima Shares per Spectrum Share, provided that the aggregate maximum Share Consideration shall not exceed the Share Parameter;

(bbb)	“Share Parameter” means the maximum aggregate amount of Share Consideration payable by Vecima to Spectrum Shareholders in connection with the Arrangement, which is 820,000 Vecima Shares plus a further 0.04 Vecima Shares for each Spectrum Share issued prior to the Effective Time on exercise of Spectrum Options or Spectrum Warrants;

(ccc)	“Spectrum” means Spectrum Signal Processing Inc., a company existing under the laws of the Province of British Columbia together with, unless the context implies otherwise, all of its Subsidiaries and Affiliates;

(ddd)	“Spectrum Arrangement Resolution” means the special resolution approving this Agreement and the Plan of Arrangement to be considered at the Spectrum Meeting, substantially in the form set out in Schedule 1 to this Agreement;

(eee)	“Spectrum Board of Directors” means the board of directors of Spectrum, as constituted from time to time;

(fff)	“Spectrum Disclosure Documents” means, collectively, all documents published or filed by Spectrum with the securities regulatory authorities in Canada or the United States during the three years prior to the date of this Agreement;

(ggg)	“Spectrum Disclosure Letter” means that certain letter dated as of even date herewith and delivered to Vecima by Spectrum;

(hhh)	“Spectrum Financial Statements” means the audited financial statements of Spectrum for the fiscal years ended December 31, 2003, December 31, 2004 and December 31, 2005 consisting of the consolidated balance sheets of Spectrum and the consolidated statements of earnings, retained earnings and cash flow for such fiscal years, and all notes thereto, and the unaudited interim financial statements of Spectrum for the nine-month period ended September 30, 2006 consisting of the consolidated balance sheet of Spectrum and the consolidated statements of earnings, retained earnings and cash flow for such period, and the notes thereto;

(iii)	“Spectrum Meeting” means the special meeting of Spectrum Shareholders to be called pursuant to the Interim Order for the purpose of considering the Spectrum Arrangement Resolution, and any adjournment or postponement thereof;

(jjj)	“Spectrum Option” means an option to acquire Spectrum Shares granted pursuant to the Spectrum Stock Option Plan;

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(kkk)	“Spectrum Shareholder Approval” means the approval of Spectrum Shareholders of the Spectrum Arrangement Resolution at the Spectrum Meeting in accordance with the Interim Order;

(lll)	“Spectrum Shareholders” means the registered holders of Spectrum Shares;

(mmm)	“Spectrum Shares” means the common shares without par value in the capital of Spectrum;

(nnn)	“Spectrum Stock Option Plan” means Spectrum’s 1995 Stock Option Plan, as amended, which permits grants of stock options to directors, officers, employees and consultants of Spectrum and its Affiliates;

(ooo)	“Spectrum Subsidiaries” means Spectrum Signal Processing (USA) Inc. and Spectrum Signal Processing (UK) Limited;

(ppp)	“Spectrum Warrant” means a share purchase warrant issued October 12, 2006 entitling the holder to purchase Spectrum Shares;

(qqq)	“Subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and will include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary;

(rrr)	“Superior Proposal” has the meaning ascribed to it in §5.5;

(sss)	“Taxes” means all taxes, duties, levies, imposts and charges however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Entity, including all income or profits taxes (including federal income taxes and provincial and state income taxes), capital taxes, payroll and employee withholding taxes, employment insurance, social insurance taxes (including Canada Pension Plan payments), sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business licence taxes, goods and services taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, pension assessment and other obligations of the same or a similar nature to any of the foregoing;

(ttt)	“Tax Returns” includes, without limitation, all returns, reports, declarations, elections, notices, filings, information returns and statements in respect of Taxes;

(uuu)	“Termination Date” means June 30, 2007;

(vvv)	“Transaction” means collectively, the transactions contemplated herein and in the Plan of Arrangement as such may be amended from time to time;

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(www)	“Transaction Documents” means collectively, this Agreement and the Plan of Arrangement and any Schedules attached hereto and thereto;

(xxx)	“Transmittal Letter and Election Form” means the letter of transmittal and election form to be sent by Spectrum to holders of Spectrum Shares for use in connection with the Arrangement;

(yyy)	“TSX” means the Toronto Stock Exchange;

(zzz)	“U.S. National Security Consents” shall mean any consents or approvals required by (i) the United States Department of State through the issuance of approval via the United States International Trade in Arms Regulations (ITAR), (ii) the Committee on Foreign Investment in the United States through the Exon-Florio provision contained in Section 721 of the Defense Production Act of 1950, or (iii) the United States Department of Defense as a result of provisions contained in the Special Security Agreement with Spectrum Signal Processing (USA) Inc.;

(aaaa)	“Vecima” means Vecima Networks Inc., a company existing under the laws of Canada together with, unless the context implies otherwise, all of its Subsidiaries and Affiliates;

(bbbb)	“Vecima Shares” means common shares without par value in the capital of Vecima;

(cccc)	“Vecima Subsidiaries” means WaveCom Electronics (2003) Inc., 6105971 Canada Inc., VCom Pacific Pty. Ltd., and YourLink Inc.; and

(dddd)	“1933 Act” means the Securities Act of 1933 of the United States of America.
1.2 Interpretation
In this Agreement, unless otherwise expressly stated or the context otherwise requires:
(a)	the division of this Agreement and the Plan of Arrangement into Articles and Sections and the further division thereof and the insertion of headings and a table of contents are for convenience of reference only and will not affect the construction or interpretation of this Agreement or the Plan of Arrangement. Unless otherwise indicated, any reference in this Agreement and the Plan of Arrangement to an Article, Section or the symbol §, or Schedule refers to the specified Article or Section of or Schedule to this Agreement;

(b)	the terms “Arrangement Agreement”, “this Agreement”, “hereof’, “herein”, “hereunder” and similar expressions refer to this Agreement and not to any particular section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto and, unless otherwise indicated, a reference herein to a section is to the appropriate section of this Agreement;

(c)	words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa;

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(d)	if any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;

(e)	the word “including” means “including, without limiting the generality of the foregoing”;

(f)	a reference to a statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation, rule or policy made thereunder; and

(g)	a reference to the knowledge of a Party means to the best of the knowledge of any of the respective officers set forth in §1.7 of such Party after due enquiry.
1.3 Entire Agreement
The Transaction Documents and the Confidentiality Agreement constitute the entire agreement between Spectrum and Vecima pertaining to the subject matter hereof and supersede all prior arrangements, understandings, negotiations and discussions, whether oral or written, among them with respect to the subject matter hereof.
1.4 Currency
Unless otherwise indicated, all references to cash or currency in this Agreement are to Canadian dollars.
1.5 Time
Unless otherwise indicated, all times expressed herein are local time in Vancouver, British Columbia.
1.6 Schedules
The following Schedules are attached hereto and form part of this Agreement:

Schedule	Description

Schedule 1	Form of Plan of Arrangement

Schedule 2	Representations and Warranties of Spectrum

Schedule 3	Representations and Warranties of Vecima

Schedule 4	Form of Spectrum Arrangement Resolution

Schedule 5	Required Consents and Approvals
1.7 Knowledge
Any reference to the knowledge of Spectrum will mean to the best of the knowledge, information and belief, after due enquiry, of the Chief Executive Officer, the Chief Financial Officer and the Chief Technical Officer of Spectrum. Any reference to the knowledge of Vecima will mean to the best of the

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knowledge, information and belief, after due enquiry, of the Chief Executive Officer and the Chief Financial Officer of Vecima.
1.8 Accounting Principles
Unless otherwise stated, all references in this Agreement to generally accepted accounting principles (“GAAP”) are (i) in the case of Spectrum, references to accounting principles generally accepted in the United States, and (ii) in the case of Vecima, references to accounting principles generally accepted in Canada, and all accounting terms used but not otherwise defined in this Agreement have the meanings assigned to them in accordance with United States or Canadian GAAP, depending on whether the term is used with reference to Spectum or Vecima, respectively.
2. THE ARRANGEMENT
2.1 The Arrangement
At the Effective Time, the steps of the Plan of Arrangement will become effective in the order set out in the Plan of Arrangement, with the result that Vecima will acquire all of the Spectrum Shares and Spectrum will become a wholly-owned Subsidiary of Vecima.
2.2 Implementation Steps by Spectrum
Spectrum covenants in favor of Vecima that Spectrum will:
(a)	as soon as reasonably practicable, apply to the Court in a manner acceptable to Vecima, acting reasonably, under Part 9, Division 5 of the BCA for the Interim Order, and thereafter proceed with and diligently pursue the Interim Order;

(b)	in consultation with Vecima, expeditiously prepare the Circular, together with the Transmittal Letter and Election Form and any other documents required by applicable Canadian Securities Laws or other applicable Laws in connection with the Arrangement, and Spectrum will use reasonable commercial efforts to cause the Circular and other documentation required in connection with the Spectrum Meeting to be sent to each Spectrum Shareholder and filed as required by the Interim Order or applicable Laws as soon as reasonably practicable;

(c)	as soon as reasonably practicable after the receipt of the Interim Order, convene and hold the Spectrum Meeting, with the present intention that such meeting be held on or about April 13, 2007, in compliance with the Interim Order and applicable law for the purpose of considering the Spectrum Arrangement Resolution (and for any other proper purpose as may be set out in the notice for such meeting and agreed to by Vecima, acting reasonably), and will allow representatives of Vecima to attend the Spectrum Meeting;

(d)	except as required for quorum purposes, a postponement or adjournment not exceeding 10 Business Days for the purpose of attempting to obtain the requisite approval of the Spectrum Arrangement Resolution, or as otherwise permitted under this Agreement, Spectrum will not adjourn (except as required by Laws or by valid Spectrum Shareholder action), and Spectrum will not postpone or cancel (or propose for adjournment,

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postponement or cancellation) the Spectrum Meeting without Vecima’s prior written consent, such consent not to be unreasonably withheld or delayed;

(e)	subject to the terms of this Agreement and compliance by the Spectrum Board of Directors and Spectrum officers with their fiduciary duties, Spectrum will use commercially reasonable efforts to solicit from Spectrum Shareholders proxies in favour of the Spectrum Arrangement Resolution, including, if so requested by Vecima, using the services of dealers and proxy solicitation services, and take all other action that is necessary or desirable to secure the approval of the Spectrum Arrangement Resolution by Spectrum Shareholders;

(f)	subject to the terms of this Agreement and compliance by the Spectrum Board of Directors and Spectrum officers with their fiduciary duties, recommend through Spectrum’s Board of Directors that Spectrum Shareholders vote in favour of the Spectrum Arrangement Resolution, and include such recommendation in the Circular;

(g)	subject to the terms of this Agreement and compliance by the Spectrum Board of Directors and Spectrum officers with their fiduciary duties, and subject to obtaining such shareholder approval as is required by the Interim Order, as soon as reasonably practicable after the Spectrum Meeting, apply to the Court under Part 9, Division 5 of the BCA for the Final Order approving the Arrangement, and thereafter proceed with and diligently pursue the obtaining of the Final Order;

(h)	subject to obtaining the Final Order and to each Party confirming to the other that all conditions have been satisfied or waived, as soon as reasonably practicable, deliver to and file with the Registrar such documents as may be required in connection with the Transaction to give effect to the Arrangement;

(i)	instruct counsel acting for it to bring the applications referred to in §2.2(a) and (g) in cooperation with counsel to Vecima; and

(j)	permit Vecima and its counsel to review and comment upon drafts of all materials to be filed by Spectrum with the Court in connection with the Transaction and provide counsel to Vecima on a timely basis with copies of any notice of appearance and evidence served on Spectrum or its counsel in respect of the application for the Final Order or any appeal therefrom and of any notice (written or oral) received by Spectrum indicating any intention to oppose the granting of the Final Order or to appeal the Final Order.
2.3 Interim and Final Orders
(a)	The application for the Interim Order will request that the Interim Order provide:
(1)	that the holders of Spectrum Shares will be the only class of Persons to whom notice is to be provided in respect of the Arrangement and the Spectrum Meeting, and for the manner in which such notice is to be provided;

(2)	that the Spectrum Meeting may be adjourned from time to time by management of Spectrum without the need for additional approval of the Court;

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(3)	that the record date for Spectrum Shareholders entitled to notice of and to vote at the Spectrum Meeting will not change in respect of adjournments of the Spectrum Meeting;

(4)	that the requisite shareholder approval for the Spectrum Arrangement Resolution will be not less than three-quarters of the votes cast on the Spectrum Arrangement Resolution by holders of Spectrum Shares present in person or represented by proxy at the Spectrum Meeting and entitled to vote thereat;

(5)	that, in all other respects, the terms, restrictions and conditions of the notice of articles and articles of Spectrum, including quorum requirements and all other matters, will apply in respect of the Spectrum Meeting;

(6)	for the grant of the Dissent Rights; and

(7)	for notice requirements with respect to the presentation of the application to the Court for the Final Order.
(b)	The application for the Final Order will advise the Court that the Final Order will be relied upon for the purposes of Section 3(a)(10) of the 1933 Act to exempt the issuance of Vecima Shares under the Arrangement from the registration requirements of the 1933 Act.
2.4 Closing
Unless this Agreement is terminated earlier pursuant to the provisions hereof, Spectrum and Vecima will meet at the offices of McCarthy Tétrault LLP in Vancouver, British Columbia at 6:00 a.m. on the third Business Day after the conditions to closing set forth in §§7.1(a), (b), (c) and (f) have been satisfied or waived (or at such other time or on such other date as the Parties may agree) (the “Effective Date”) and each of them will deliver to the other:
(a)	the documents, including the legal opinions, required to be delivered by it hereunder to complete the transactions contemplated hereby; and

(b)	written confirmation as to the satisfaction or waiver by it of the balance of the conditions in its favour set out herein.
Vecima will make arrangements for all payments and deliveries required to be made by it as contemplated pursuant to §3.1 of the Plan of Arrangement. The Arrangement will, from and after the Effective Time, have all of the effects provided by applicable Laws, including the BCA, and Spectrum and Vecima will be bound by the provisions of the Plan of Arrangement as provided therein.
2.5 Securities and Corporate Compliance
Spectrum will (in consultation with Vecima and Vecima’s counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with the Interim Order and with National Instrument 54-101 of the Canadian Securities Administrators in relation to the Spectrum Meeting and, without limiting the generality of the foregoing, will, in consultation with Vecima, use all reasonable

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efforts to benefit from the abridged timing contemplated by such policy (it being understood that such efforts will not include the making of an application for a waiver of or exemption from such policy).
2.6 Preparation of Filings
(a)	Spectrum and Vecima will cooperate in the preparation of the applications for the Interim Order and Final Order and any necessary Regulatory Approvals and the preparation of any other documents reasonably considered by Spectrum or Vecima to be necessary to discharge their respective obligations under applicable Laws in connection with the Transaction;

(b)	Each of Spectrum and Vecima will furnish to the other all such information concerning it, its Affiliates and its shareholders, as may reasonably be required to effect the actions described in §2.2 and §2.5 and the foregoing provisions of this §2.6, and each covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Transaction, will contain any untrue statement of a material fact or omit to state a material fact required to be stated or which is necessary in order to make any information so furnished not misleading in the light of the circumstances in which it is furnished or to be used;

(c)	Spectrum and Vecima will each promptly notify the other if at any time before the Effective Time it becomes aware that the Circular or an application for the Interim Order or the Final Order or any application filed with a Governmental Entity, contains any untrue statement of a material fact or omits to state a material fact required to be stated or which is necessary to make the statements contained therein not misleading in light of the circumstances in which they were made, or that otherwise requires an amendment or supplement to the Circular or such application. In any such event, Spectrum and Vecima will cooperate in the preparation of a supplement or amendment to the Circular or such other application, as required and as the case may be, and, if required, will cause the same to be distributed to the Spectrum Shareholders and filed with the applicable Governmental Entities;

(d)	Spectrum will ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they were made (other than with respect to any information relating to and provided by Vecima to Spectrum in writing pursuant to §5.3(c)). Without limiting the generality of the foregoing, Spectrum will ensure that the Circular provides Spectrum Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Spectrum Meeting;

(e)	If the Arrangement becomes effective, Vecima and Spectrum will use reasonable commercial efforts to cause the Spectrum Shares to be delisted from the TSX and, if applicable, NASDAQ, with effect immediately following the acquisition by Vecima of all of the Spectrum Shares pursuant to the Plan of Arrangement.

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2.7 Spectrum Approval
Spectrum represents as of the date hereof that:
(a)	the Spectrum Board of Directors has received an opinion from the Financial Advisor that the Consideration payable under the Arrangement is fair from a financial point of view to the Spectrum Shareholders, subject to the assumptions and limitations described in such opinion;

(b)	the directors of Spectrum entitled to vote have unanimously:
(1)	determined that the Transaction is fair to Spectrum Shareholders as a whole and is in the best interests of Spectrum,

(2)	resolved to recommend that the Spectrum Shareholders vote in favour of the Spectrum Arrangement Resolution,

(3)	resolved to authorize Spectrum to consummate the Transaction on the terms set forth herein and in the Plan of Arrangement, and

(4)	resolved to authorize Spectrum to execute and deliver this Agreement; and
(c)	all of the directors and officers of Spectrum have advised Spectrum that they intend to vote or cause to be voted all Spectrum Shares beneficially held by them in favour of the Spectrum Arrangement Resolution, and Spectrum shall make a statement to that effect in the Circular.
2.8 Vecima Approval
Vecima represents as of the date hereof that its board of directors, after considering the Transaction, has determined:
(a)	to authorize Vecima to consummate the Transaction on the terms set forth herein and in the Plan of Arrangement; and

(b)	to authorize Vecima to execute and deliver this Agreement.
3. REPRESENTATIONS AND WARRANTIES
3.1 Representations and Warranties of Spectrum
Spectrum hereby represents and warrants to Vecima as set forth in Schedule 2. For the purposes of Spectrum’s representations and warranties, each disclosure contained in the Spectrum Disclosure Letter constitutes an exception or inclusion, as applicable, to the specified section or sections of the Agreement, as well as to any other related representations or warranties in the Agreement to the extent such relationship is clear on the face of any such exception or inclusion.

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3.2 Representations and Warranties of Vecima
Vecima hereby represents and warrants to Spectrum as set forth in Schedule 3.
4. NON-WAIVER AND SURVIVAL
4.1 Non-Waiver
No investigations made by or on behalf of either Spectrum or Vecima, at any time, will have the effect of waiving, diminishing the scope of or otherwise affecting any representation or warranty made by either of them in or pursuant to this Agreement. No waiver of any condition or other provision in whole or in part, will constitute a waiver of any other condition or provision (whether or not similar) nor will such waiver constitute a continuing waiver unless otherwise expressly provided. No waiver by Spectrum or Vecima will be effective unless it is in writing.
4.2 Nature and Survival
All representations and warranties contained in this Agreement on the part of each of Spectrum and Vecima will expire and will be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. Nothing in this §4.2 will limit any covenant or agreement of the Parties which, by its terms, contemplates performance after the Effective Time or the date on which this Agreement is terminated, as the case may be.
5. COVENANTS
5.1 Covenants of Spectrum Regarding the Conduct of Business
Spectrum covenants and agrees, except as contemplated in the Transaction Documents, that from the date hereof until the earlier of the Effective Date and the time this Agreement is terminated in accordance with its terms, without the written consent of Vecima (which consent will not be unreasonably withheld or delayed), Spectrum will not, and will not permit any of the Spectrum Subsidiaries to:
(a)	repurchase, redeem or otherwise acquire any of its securities or any securities of the Spectrum Subsidiaries;

(b)	(i) issue any Spectrum Shares or securities of the Spectrum Subsidiaries, or (ii) issue or grant an option, warrant, call, conversion or exchange privilege or right of any kind to subscribe for, Spectrum Shares or any securities of the Spectrum Subsidiaries, or (iii) agree to do any of the foregoing, except any issuance of Spectrum Shares made pursuant to the exercise of Spectrum Options or Spectrum Warrants outstanding as of the date immediately prior to the date of this Agreement;

(c)	except as set out in the Spectrum Disclosure Letter, other than transactions between Spectrum and a Spectrum Subsidiary, purchase or otherwise acquire or sell, transfer, lease, exchange, pledge or encumber or otherwise dispose of any interest in or right to any asset or property having a value in excess of $200,000 for any single asset or property or $500,000 in the aggregate for Spectrum and the Spectrum Subsidiaries taken as a whole for all such assets or properties;

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(d)	enter into, modify, amend or terminate any agreement (other than in the ordinary course of business) or licence (other than non-exclusive licences to customers in the ordinary course of business) of Spectrum or any Spectrum Subsidiary or implement any other change in its business;

(e)	except pursuant to existing credit facilities or debt instruments (or the agreements, indentures or guarantees governing or relating to such facilities or instruments) or renewal or replacement credit facilities or debt instruments for a principal amount approximately the same as the principal amount of the facilities or instruments renewed or replaced, incur or commit to incur or assume any indebtedness for borrowed money or issue any debt securities, or guarantee, endorse or otherwise become liable or responsible for the obligations of any other Person, or make any loans or advances;

(f)	satisfy any material Claims or liabilities except such as have been reserved against in the Spectrum Financial Statements, relinquish any material contractual rights or enter into any interest rate, currency or commodity swap, hedge or other similar financial derivative instrument, except in the ordinary course of business consistent with past practice;

(g)	mortgage, pledge, lease, encumber or charge any property of Spectrum or a Spectrum Subsidiary;

(h)	except for transactions between Spectrum and a Spectrum Subsidiary, amalgamate or merge or agree to amalgamate or merge with any other Person or resolve that it be wound up;

(i)	acquire or agree to acquire any Person, corporation, partnership, joint venture or other business organization or division thereof or agree to acquire any assets (other than inventory or supplies incurred in the ordinary course of business consistent with past practice);

(j)	appoint or permit the appointment of a liquidator, receiver or trustee in bankruptcy for Spectrum or a Spectrum Subsidiary or in respect of the assets of Spectrum or a Spectrum Subsidiary;

(k)	permit the making of an order by a court for the winding-up or dissolution of Spectrum or a Spectrum Subsidiary;

(l)	declare, set aside or pay any dividends, including for the purpose of effecting a share subdivision, or declare, set aside or make any payment or distribution (in cash, stock, property or otherwise) with respect to the Spectrum Shares;

(m)	establish, adopt, enter into, make or amend any collective bargaining, bonus, profit sharing, compensation, stock option, stock ownership, stock compensation, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee of Spectrum or a Spectrum Subsidiary, or increase any compensation or make any award or payment (whether by way of bonus, salary increase, stock option, pension benefit, profit sharing, retirement allowance, deferred compensation, incentive

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compensation, severance or termination pay or any other form of compensation or profit sharing) to any director, officer or employee of Spectrum or a Spectrum Subsidiary other than pursuant to agreements, plans, arrangements or policies in effect (without amendment) on the date hereof and disclosed in the Spectrum Disclosure Letter and, notwithstanding the foregoing, neither Spectrum nor a Spectrum Subsidiary will make or amend, or become obligated to make or amend, any discretionary payment to or for the benefit of any director (other than payments approved by the Spectrum Board of Directors to members of the special committee formed to consider the Transaction), officer or employee of Spectrum or a Spectrum Subsidiary without the prior written consent of Vecima;

(n)	implement any other material change in the present business or affairs, capitalization or financial condition of Spectrum and the Spectrum Subsidiaries;

(o)	settle or abandon any claim, litigation, action, suit, cause of action or other proceeding by or before any Governmental Entity, except in the ordinary course of business consistent with past practice;

(p)	make or permit to be made any change to any accounting method, policy or principle used by Spectrum and the Spectrum Subsidiaries, except as may be prescribed by the Canadian Institute of Chartered Accountants or the Financial Accounting Standards Board including any prescribed changes to GAAP;

(q)	except as disclosed in the Spectrum Disclosure Letter, increase the number of persons employed by Spectrum and the Spectrum Subsidiaries as of the date of this Agreement; or

(r)	bind itself to take any of the actions set forth in §5.1(a) through §5.1(q) hereof.
5.2 Covenants of Spectrum Regarding the Performance of Obligations
Spectrum covenants and agrees that from the date hereof until the earlier of the Effective Date and the time this Agreement is terminated in accordance with its terms, Spectrum will, and will cause the Spectrum Subsidiaries to:
(a)	cooperate with Vecima and take commercially reasonable efforts to support the Transaction, except to the extent that other provisions of this Agreement apply a particular standard to certain other obligations of Spectrum hereunder, in which case, such other standard will apply to such other obligations;

(b)	carry on its business and cause the Spectrum Subsidiaries to carry on their business only in, and not take any action except in, the ordinary course of business consistent with past practice and will not otherwise authorize or incur any capital expenditures in excess of $200,000 for any item or series of items constituting parts of a single item or $500,000 in the aggregate for Spectrum and the Spectrum Subsidiaries taken as a whole for all such items; provided that Spectrum and the Spectrum Subsidiaries will be authorized to make all capital expenditures pursuant to capital budgets of Spectrum and the Spectrum Subsidiaries approved by the Spectrum Board of Directors on or before the date hereof as disclosed in the Spectrum Disclosure Letter;

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(c)	promptly advise Vecima, orally and then promptly in writing, of any Material Adverse Change in respect of Spectrum and of any material governmental or third party complaint, investigation, or hearing (or communication indicating that the same may be contemplated);

(d)	maintain the current insurance (or re-insurance) policies of it and the Spectrum Subsidiaries and not allow the same to be cancelled or terminated or any other coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally-recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)	use, and cause each Spectrum Subsidiary to use, its commercially reasonable efforts to preserve intact its business organization, assets and goodwill, to maintain its leases, licences and permits or other property or proprietary interests or rights in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with governmental entities, suppliers, distributors, customers and others with whom it has business relationships and inform Vecima orally and then promptly in writing if any officer submits a resignation;

(f)	not take any action or omit to take any action, and not permit a Spectrum Subsidiary to take any action or omit to take any action, which would render, or which reasonably would be expected to render, any representation or warranty made by it in this Agreement untrue in any Material respect at any time before the Effective Date if then made;

(g)	continue to file all documents or information required to be filed by Spectrum as and when required to be filed under applicable Securities Laws and the rules and policies of NASDAQ and the TSX, and ensure that all such documents or information, when filed, comply in all Material respects with the requirements of applicable Securities Laws and the rules and policies of NASDAQ and the TSX;

(h)	make or cooperate as necessary in the preparation of any exemption applications or orders and any other documents deemed reasonably necessary by Spectrum or Vecima, acting reasonably, to discharge their respective obligations under applicable Laws in connection with the Transaction or as required under applicable Securities Laws in order to permit the consummation of the Transaction;

(i)	furnish Vecima with a copy of all financial reports and statements prepared by Spectrum and the Spectrum Subsidiaries and provided to the Spectrum Board of Directors after the date of this Agreement;

(j)	carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Spectrum or the Spectrum Subsidiaries with respect to the Arrangement;

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(k)	use commercially reasonable efforts to assist in effecting the resignations of the directors of Spectrum and cause them to be replaced as of the Effective Date by persons nominated by Vecima;

(l)	use commercially reasonable efforts to obtain all U.S. National Security Consents necessary to enable Spectrum Signal Processing (USA) Inc. to continue to operate its business in the same manner after, as before the consummation of the Transaction;

(m)	use commercially reasonable efforts to obtain all waivers or approvals under Material Contracts required as a result of the Arrangement; provided that Spectrum and the Spectrum Subsidiaries will not, without the prior written consent of Vecima (not to be unreasonably withheld or delayed), pay or commit to pay any money or issue or commit to issue any guarantee of any obligations in connection with Spectrum or the Spectrum Subsidiaries obtaining such consents, waivers or approvals;

(n)	apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to Spectrum or the Spectrum Subsidiaries which are required in order to consummate the Arrangement and, in doing so, keep Vecima reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Vecima with copies of all related applications and notifications excluding any part thereof constituting confidential information, in draft form, in order for Vecima to provide its reasonable comments thereon;

(o)	advise Vecima as requested, and on a daily basis on each of the last seven Business Days prior to the Spectrum Meeting, as to the tallies of the proxies and Elections received in respect of the Spectrum Meeting and the Arrangement; and

(p)	provide Vecima with a copy of any purported exercise of Dissent Rights and any written communications with any holders of Spectrum Shares exercising or purporting to exercise Dissent Rights, and not, without the prior consent of Vecima (which consent will not be unreasonably withheld or delayed), settle or compromise any claim brought by any present, former or purported holder of Spectrum Shares, Spectrum Options or Spectrum Warrants in connection with the Arrangement, whether in connection with the exercise of Dissent Rights or otherwise.
5.3 Covenants of Vecima Regarding the Performance of Obligations
Vecima will:
(a)	cooperate with Spectrum and take commercially reasonable efforts to support the Transaction, except to the extent that other provisions of this Agreement apply a particular standard to certain other obligations of Vecima hereunder, in which case such other standard will apply to such other obligations;

(b)	apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to Vecima which are required in order to consummate the Arrangement, including without limitation TSX approval of the listing of the Vecima Shares issuable pursuant to the Arrangement, and, in doing so, keep Spectrum reasonably informed as to the status of

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the proceedings related to obtaining the Regulatory Approvals, including providing Spectrum with copies of all related applications and notifications excluding any part thereof constituting confidential information, in draft form, in order for Spectrum to provide its reasonable comments thereon; provided that, for greater certainty, nothing contained in this Agreement will restrict or limit Vecima from making such commitments or providing such undertakings or assuming such obligations as it considers, in its sole discretion, necessary or desirable in order to obtain the Regulatory Approvals or any other sanctions, rulings, consents, orders, exemptions, permits and other approvals required by applicable antitrust or competition Law; provided further that nothing in this Agreement will require Vecima to make any such commitments, provide any such undertakings or assume any such obligations that are not commercially reasonable (it being agreed that it will not be commercially reasonable for Vecima or any of its Affiliates to be required to divest, hold separate or agree to any material limitation on the conduct of their current or future business operations);

(c)	in a timely and expeditious manner, furnish Spectrum with all such information regarding Vecima and its Affiliates as may reasonably be required to be included in the Circular pursuant to the Canadian Securities Laws or any other Laws. Vecima will provide to Spectrum, at the time any information is furnished pursuant to this §5.3(c), a certificate of Vecima (signed by a senior officer of Vecima) certifying that the information furnished by Vecima for inclusion in the Circular does not contain a misrepresentation and constitutes full, true and plain disclosure of all Material Facts concerning Vecima;

(d)	honour, and cause Spectrum and each Spectrum Subsidiary to honour after the Effective Date, all employment agreements (including any severance obligations in respect thereof) between Spectrum or the Spectrum Subsidiaries and their respective employees (including the executive officers of Spectrum and the Spectrum Subsidiaries);

(e)	designate one individual from whom Spectrum may seek approval to undertake any actions not permitted to be undertaken without Vecima’s consent under §5.1 or §5.2 and will ensure that such person will respond, on behalf of Vecima, to Spectrum’s requests in an expeditious manner;

(f)	furnish promptly to Spectrum a copy of each notice, report, schedule or other document or communication delivered or filed by Vecima in connection with the Arrangement or the Interim Order or the Meeting with any Governmental Entity in connection with, or in any way affecting, the transactions contemplated herein;

(g)	at or contemporaneously with the Effective Time deliver to the Depository cash and Vecima Shares sufficient to pay the Consideration for each Spectrum Share acquired and, at the Effective Time, acquire all of the Spectrum Shares;

(h)	on June 30, 2007 or as soon as practical thereafter, but in no event later than December 31, 2007, complete a statutory amalgamation with Spectrum pursuant to the provisions of section 184 of the Canada Business Corporations Act. This covenant is intended for the benefit of the Spectrum Shareholders and the holders of Spectrum Options and Spectrum Warrants and shall be enforceable by each of such persons and his

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or her heirs, executors, administrators and other legal representatives, and Spectrum and any successors to Spectrum shall hold the rights and benefits of this covenant in trust for and on behalf of such persons. Spectrum hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenant on behalf of such persons.
5.4 Mutual Covenants
Each of Spectrum and Vecima covenants and agrees that, except as contemplated in the Transaction Documents, from the date hereof until the earlier of (i) the Effective Date, and (ii) the time this Agreement is terminated in accordance with its terms:
(a)	it will
(1)	consult with the other in issuing any press release or otherwise making any public statement with respect to the Transaction and in making any filing with any Governmental Entity with respect thereto. Each of Spectrum and Vecima will use all commercially reasonable efforts to enable the other to review and comment on all such press releases before the release thereof and will enable the other to review and comment on such filings before the filing thereof, provided that the obligations herein will not prevent any party from making such disclosure as its counsel advises is required by applicable Laws or the rules and policies of the reporting jurisdictions of the party. Each of Spectrum and Vecima agree not to make any public statement that is inconsistent with any such press release or this Agreement, and

(2)	not take any action that would cause any representation or warranty made by it in this Agreement to be untrue in any Material respect at any time prior to the Effective Date;
(b)	it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations set forth in Part 7 to the extent that such is within its control and to use its commercially reasonable efforts to:
(1)	obtain or cooperate in obtaining all necessary waivers, consents and approvals (including Regulatory Approvals) required to be obtained by it to consummate the Transaction,

(2)	effect or cooperate in effecting all necessary registrations and filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Transaction and participate and appear in any required proceedings before Governmental Entities in connection therewith,

(3)	oppose, lift or rescind or cooperate in opposing, lifting or rescinding any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of Spectrum or Vecima to consummate, the Transaction,

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(4)	fulfill all conditions and satisfy all provisions of the Transaction Documents on its part, including, where applicable, delivery of the certificates of its officers contemplated by §7.2(b) in the case of Spectrum and §7.3(b) in the case of Vecima, and

(5)	otherwise cooperate with the other in connection with the performance by it of its obligations under the Transaction Documents;
(c)	it will, in all Material respects, conduct itself so as to keep the other fully informed as to the Material decisions or actions required to be made or undertaken with respect to the operation of its business, provided that such disclosure is not otherwise prohibited by operation of applicable Laws or by reason of a confidentiality obligation owed to a third party; and

(d)	it will vigorously defend or cause to be defended any Claim or other legal proceedings brought against it challenging the Transaction.
5.5 Non-Solicitation
(a)	On and after the date hereof until the earlier of (i) the Effective Date, and (ii) the time this Agreement is terminated in accordance with its terms, except as contemplated in the Transaction Documents, Spectrum will not, directly or indirectly, through any director, officer, employee, investment banker, legal advisor, representative or agent of Spectrum or the Spectrum Subsidiaries:
(1)	solicit, initiate, knowingly encourage or facilitate (including by way of furnishing any confidential, non-public information or entering into any form of agreement, arrangement or understanding) the submission or initiation of any inquiries, proposals or offers regarding any merger, amalgamation, reorganization, consolidation, arrangement, business combination, recapitalization, take-over bid, sale of all or a Material portion of the assets of Spectrum or the Spectrum Subsidiaries on a consolidated basis (or any lease, long-term supply agreement, licence or other transaction having the same economic effect as a sale of such assets), liquidation, issue or sale of greater than 20% of the outstanding shares or rights or interests therein or thereto or similar transactions involving Spectrum or the Spectrum Subsidiaries from any Person other than Vecima (any of the foregoing inquiries or proposals being referred to herein as an “Acquisition Proposal”),

(2)	engage in any negotiations concerning, or provide any confidential information to, or have any discussions with or otherwise cooperate with, any Person relating to an Acquisition Proposal, or otherwise knowingly facilitate any effort or attempt to make or implement an Acquisition Proposal,

(3)	withdraw the Spectrum Board of Directors’ recommendation of the Transaction or change such recommendation in a manner adverse to Vecima, or

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(4)	approve or recommend any Acquisition Proposal or enter into any agreement related to any Acquisition Proposal, provided that, subject to §5.5(e) and §5.6, nothing contained in this §5.5 or other provisions of this Agreement will prevent Spectrum from considering, engaging in discussions or negotiations with a third party or providing information in respect of, or otherwise responding to, or negotiating, approving and recommending to the Spectrum Shareholders, an unsolicited bona fide written Acquisition Proposal received after the date of this Agreement for more than 50% of the outstanding Spectrum shares or consolidated assets of Spectrum that did not result from a breach of this Agreement or solicitation or initiation by Spectrum or any of its related parties or representatives that the Spectrum Board of Directors has determined, in good faith, after consultation with its outside legal and financial advisors (including the Financial Advisor), is reasonably capable of being completed and is more favourable to the Spectrum Shareholders, taking into account all terms and conditions thereof and all other financial, legal, regulatory, financing and approval requirement aspects of such proposal, than the Transaction or, if applicable, any amended or new Transaction with Vecima (any such Acquisition Proposal being referred to herein as a “Superior Proposal”) and the Spectrum Board of Directors has received the legal opinion of its outside legal advisors that the failure to take such action would be inconsistent with its fiduciary duties.

(b)	Except as permitted under §5.5(e) with respect to any Acquisition Proposal received after the date of this Agreement that would be a Superior Proposal, on and after the date hereof until the earlier of (i) the Effective Date, and (ii) the time this Agreement is terminated in accordance with its terms, Spectrum will immediately cease and cause to be terminated any existing solicitations, encouragements, activities, discussions or negotiations with any party with respect to any Acquisition Proposal and Spectrum will not allow or permit access to any data or information rooms regarding Spectrum except to Vecima and its representatives and advisors. Spectrum agrees to enforce and not to release or permit the release of any third party from or waive any confidentiality or standstill agreement to which Spectrum and such third party are a party, except as to allow such third party to make an unsolicited Acquisition Proposal to Spectrum that Spectrum is permitted to consider pursuant to §5.5.

(c)	Spectrum will immediately cease to provide any party with access to material non-public information concerning Spectrum and the Spectrum Subsidiaries with respect to any Acquisition Proposal.

(d)	Spectrum will notify Vecima promptly (but in no event later than the earlier to occur of (i) one Business Day and (ii) 48 hours) after receipt by Spectrum of any Acquisition Proposal or any request for non-public information relating to Spectrum or the Spectrum Subsidiaries known by Spectrum to be in connection with any Acquisition Proposal or for access to the properties, books or records of Spectrum or the Spectrum Subsidiaries by any Person that may be considering making, or that has made, an Acquisition Proposal. Such notice to Vecima will be made at first orally and then promptly in writing, and will indicate the identity of the Person making such proposal, inquiry or contact and all material terms thereof and such other details of the proposal, inquiry or contact as Vecima

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may reasonably request and which is in the possession of, or under the control of, Spectrum or its representatives or advisors. Spectrum will keep Vecima promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to the foregoing, and will respond promptly to all reasonable inquiries by Vecima with respect thereto.

(e)	If the Spectrum Board of Directors receives a request for material non-public information from a party in connection with a possible or actual unsolicited bona fide Acquisition Proposal to Spectrum and the Spectrum Board of Directors determines in good faith after consultation with its outside financial advisors and legal advisors that such proposal would be a Superior Proposal and the Spectrum Board of Directors has received the legal opinion of its outside legal advisors that the failure to provide such party with access to such information would be inconsistent with its fiduciary duties, then, and only in such case, Spectrum may, subject to the execution of a confidentiality agreement that is no less onerous to the other party than the confidentiality agreement then in effect between Spectrum and Vecima, provide such party with access to any information regarding Spectrum and the Spectrum Subsidiaries. Vecima will be provided with any information related to the business of Spectrum provided to such person that was not previously provided to Vecima.

(f)	Spectrum will ensure that the directors and officers of Spectrum and the Spectrum Subsidiaries and any investment bankers or other advisors, representatives or agents retained by Spectrum in connection with the transactions contemplated hereunder are aware of the provisions of this §5.5 and directed to abide by them, and Spectrum will be responsible for any breach of this §5.5 by any of such parties.

(g)	Information provided under §5.5(d) will constitute information which is subject to the Confidentiality Agreement.

(h)	Spectrum will, if it has not already done so, promptly request, to the extent it has a contractual right to do so, that each Person, if any, that has heretofore executed a confidentiality agreement within the 12 months prior to the date of this Agreement in connection with its consideration of any Acquisition Proposal return or destroy all confidential information or data heretofore furnished to it by or on behalf of Spectrum.
5.6 Right to Match Superior Proposal
(a)	If, prior to the Effective Date the Spectrum Board of Directors determines that an Acquisition Proposal is a Superior Proposal, Spectrum will immediately (and in any event within 24 hours after such determination is made) notify Vecima in writing thereof and provide to Vecima a complete copy of the document evidencing such Superior Proposal and all related documentation (including any proposed contracts or commitments) from the party making such Superior Proposal. In the event that Spectrum provides Vecima with a notice as contemplated in this §5.6(a) on a date that is less than seven Business Days prior to the date the Spectrum Meeting is scheduled to be held, Spectrum will be entitled to postpone or adjourn the Spectrum Meeting to a date that is

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not less than seven Business Days and not more than 15 Business Days after the originally scheduled meeting date.

(b)	Until the expiration of the three-Business Day period after Vecima is notified in writing as provided for in §5.6(c), Spectrum will not take any action to withdraw, modify or change its recommendation with respect to Vecima or to approve or implement or enter into any agreement to approve or implement such Superior Proposal.

(c)	Spectrum acknowledges and agrees that during the period ending three Business Days after the later of the date of the notification referred to in §5.6(a) and the date Vecima receives a copy of the document evidencing such Superior Proposal referred to in §5.6(a), Vecima will have the opportunity, but not the obligation, to offer in writing to amend the terms of the Transaction and this Agreement. The Spectrum Board of Directors will review, in good faith and in accordance with its fiduciary duties, any proposal by Vecima to amend the terms of the Transaction and this Agreement in order to determine (after receipt of advice, to the extent considered necessary by the Spectrum Board of Directors, from its financial advisors and outside legal counsel) whether Vecima’s proposal to amend the terms of the Transaction and this Agreement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the Transaction and this Agreement. If the Spectrum Board of Directors so determines, Spectrum and Vecima will amend this Agreement to reflect such proposal and Spectrum will not take any action to withdraw, modify or change its recommendation with respect to the Transaction, as amended, or to approve or implement or enter into any agreement to approve or implement such Acquisition Proposal. If Vecima does not propose to amend the terms of the Transaction and this Agreement or the Spectrum Board of Directors does not make the determination referred to herein, Spectrum will be entitled to terminate this Agreement and enter into an agreement in respect of the Superior Proposal or the Spectrum Board of Directors may withdraw, modify or change its recommendation concerning the Transaction and recommend the Superior Proposal, as applicable, subject to §9.3.

(d)	The Spectrum Board of Directors will promptly reaffirm its recommendation of the Transaction by press release after: (i) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (ii) the Spectrum Board of Directors determines that a proposed amendment to the terms of the Transaction would result in the Acquisition Proposal not being a Superior Proposal, and the Parties have so amended the terms of the Transaction.

(e)	Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of Spectrum Shares will constitute a new Acquisition Proposal for the purposes of this §5.6 and Vecima will be afforded the ability to respond to each such Acquisition Proposal in accordance with this §5.6.

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5.7 Access to Information
(a)	From the date hereof until the earlier of (i) the Effective Date, and (ii) the time this Agreement is terminated, and subject to compliance with applicable Laws, the terms of any Material Contract existing as at the date of this Agreement (including any confidentiality obligation binding on Spectrum) and the Confidentiality Agreement, Spectrum will (and will cause the Spectrum Subsidiaries to) afford Vecima’s officers, employees, counsel, accountants, lenders and other authorized representatives and advisors of Vecima (“Representatives”) access to information, confidential or otherwise, with respect to Spectrum and the Spectrum Subsidiaries and their respective business, assets and properties, including books, contracts and records as well as access to management personnel and employees, subject to such access not interfering with the ordinary conduct of the business of Spectrum and the Spectrum Subsidiaries, provided, however, that in no event shall any information which is deemed “classified” or otherwise restricted for dissemination by the United States government be made available to Vecima or its representatives without compliance with the Special Security Agreement by and between Spectrum Signal Processing (USA), Inc. and the United States Department of Defense and the obtaining of any necessary U.S. National Security Consent. Vecima and its Representatives will not contact any Governmental Entity (other than entities with registries or information available by request from members of the public), any employees of Spectrum or the Spectrum Subsidiaries, any customer or supplier of Spectrum or the Spectrum Subsidiaries, or any third party who is a party to any agreement, arrangement or understanding under which Spectrum or the Spectrum Subsidiaries (or any of their assets) is bound or affected, without the prior written consent of Spectrum, which will not be unreasonably withheld, and Spectrum will (and will cause the Spectrum Subsidiaries to) furnish promptly to Vecima all information concerning its business, assets, properties and personnel as Vecima may reasonably request.

(b)	Notwithstanding §5.7(a) and subject to §5.5(e), except as expressly provided for herein, Spectrum will not be obligated to make available to Vecima any of Spectrum’s management or Spectrum Board of Directors’ materials relating to the assessment or evaluation of the Transaction or any alternative transaction (including any Acquisition Proposal proposed by any other person), nor any correspondence sent by the Spectrum Board of Directors to such other person presenting an Acquisition Proposal.

(c)	Without limiting the generality of the provisions of the Confidentiality Agreement, the parties acknowledge that all information provided under §5.7(a), or otherwise pursuant to this Agreement (including in the Spectrum Disclosure Letter) or in connection with the Transaction, is subject to the Confidentiality Agreement, which will remain in full force and effect notwithstanding any other provision of this Agreement or any termination of this Agreement. If any provision of this Agreement conflicts or is inconsistent with any provision of the Confidentiality Agreement, the provisions of this Agreement will supersede those of the Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect.

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(d)	Until the earlier of the Effective Date and the time this Agreement is terminated in accordance with its terms, each of Spectrum and Vecima will, and will cause its Subsidiaries and their respective management personnel to, allow the Financial Advisor and its representatives to conduct all due diligence investigations and examinations which the Financial Advisor may reasonably require, and each of Spectrum and Vecima will promptly provide to the Financial Advisor all information relating to its respective financial condition, results of operations, business, properties, assets, operations or prospects reasonably requested by the Financial Advisor in order to permit the Financial Advisor to prepare the Fairness Opinion pursuant to its engagement.
5.8 Directors’ and Officers’ Indemnification
(a)	Vecima covenants and agrees that after the Effective Time it will ensure that (i) the Articles of Spectrum, and the constating documents of any successor to Spectrum, and (ii) the constating documents of each Spectrum Subsidiary (or any successor to any such Spectrum Subsidiary), will contain provisions with respect to indemnification now set forth in the Articles of Spectrum and the constating documents of such Spectrum Subsidiary (or equivalent provisions), such that all rights to indemnification existing in favour of the present and former directors and officers of Spectrum or of any Spectrum Subsidiary and present and former directors and officers of Spectrum or of any Spectrum Subsidiary serving or who served at the request of Spectrum or of any Spectrum Subsidiary as a director, officer, employee, agent or representative of another corporation, partnership, joint venture or other entity or enterprise (each such present or former director or officer of Spectrum or of any Spectrum Subsidiary being herein referred to as an “Indemnified Party” and such persons collectively being referred to as the “Indemnified Parties”) as provided in the Articles of Spectrum or constating documents of any Spectrum Subsidiary, or equivalent rights, will survive and continue in full force and effect and without modification, with respect to actions or omissions of the Indemnified Parties occurring before the Effective Time, for a period of not less than the limitation period (not to exceed six years) applicable under the statute of limitations applicable to such matters.

(b)	Spectrum and Vecima agree that all rights to indemnification existing in favour of the Indemnified Parties as provided by contracts or agreements between the Indemnified Parties and Spectrum or any Spectrum Subsidiary and in effect as of the date of this Agreement, will survive and will continue in full force and effect and without modification, and Vecima will cause Spectrum, and any successor to Spectrum, and the Spectrum Subsidiaries (including any successors thereto) to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to acts or omissions of the Indemnified Parties occurring before the Effective Time, for a period of not less than the limitation period applicable under the statute of limitations applicable to such matters.

(c)	In the event that Vecima or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be

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made so that the successor or assignee of Vecima (as the case may be) assumes the obligations set forth in this §5.8.

(d)	The provisions of this §5.8 are (i) intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs, executors, administrators and other legal representatives, and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise, and such rights will be held by Spectrum, and any successor to Spectrum, in trust for such persons.
5.9 Tax Planning
Spectrum shall cooperate with Vecima to take such steps as may reasonably be requested by Vecima to amend this Agreement or the Plan of Arrangement to accommodate the tax-planning requirements of Vecima and its affiliates, including obtaining Spectrum Shareholder approvals and Court approvals as may be necessary, provided that Vecima shall provide written notice in reasonable detail to Spectrum of any such proposed amendment at least seven business days prior to the date of the Spectrum Meeting. Notwithstanding the foregoing, Spectrum shall not be obligated to effect any amendment which, in the reasonable opinion of Spectrum, (i) would prejudice it, any Spectrum Subsidiary, the Spectrum Shareholders or the holders of Spectrum Options or Spectrum Warrants (such prejudice to be determined as if the Arrangement were not completed), or (ii) would unreasonably delay or impede the completion of the Arrangement. If at Vecima’s request Spectrum effects any transaction before the Effective Date for such purposes, Vecima will be responsible for all unwinding costs if the Arrangement is not consummated for any reason other than a breach of this Agreement by Spectrum.
5.10 Tax Elections by Spectrum Shareholders
Each former Spectrum Shareholder who has received one or more Vecima Shares in exchange for such former holder’s Spectrum Shares shall be entitled to make an income tax election jointly with Vecima pursuant to subsection 85(1) of the ITA or, if such former holder is a partnership, subsection 85(2) of the ITA (and in each case, where applicable, the analogous provisions of provincial income tax law) with respect to the transfer of such former holder’s Spectrum Shares by providing two signed copies of the prescribed election forms to the Depositary within 90 days following the Effective Date, duly completed with the details of the number of Spectrum Shares transferred and the applicable agreed amounts for purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the ITA (or applicable provincial income tax law), the forms will be signed by Vecima and returned to such former holder of Spectrum Shares within 30 days after the receipt thereof by the Depositary for filing with Canada Revenue Agency (or the applicable provincial taxing authority). Neither Vecima nor Spectrum will be responsible for the proper completion of any election form and, except for Vecima’s obligation to return duly competed election forms which are received by the Depositary within 90 days following the Effective Date, within 30 days after the receipt thereof by the Depositary, neither Vecima nor Spectrum will be responsible for any taxes, interest, penalties or any other costs or damages resulting from the failure by a holder of Spectrum Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the ITA (or any applicable provincial income tax law). In its sole discretion, Vecima may choose to sign and return an election form received more than 90 days following the Effective Date, but Vecima will have no obligation to do so.

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6. REMEDIES
6.1 Availability of Equitable Remedies
Each of Spectrum and Vecima acknowledges that the other will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of its covenants and agreements contained in this Agreement. In addition to any other remedies that may be available to each of Spectrum and Vecima upon the breach by the other of its covenants and agreements hereunder, each of Spectrum and Vecima will have the right to seek injunctive relief to restrain any breach or threatened breach of those covenants or agreements or obtain specific performance of any of those covenants or agreements.
7. CONDITIONS
7.1 Mutual Conditions
The respective obligations of the Parties to complete the transactions contemplated hereby are subject to fulfilment, or the mutual waiver, of the following conditions on or before the Termination Date or such earlier time as is specified below:
(a)	the Interim Order will have been granted in form and substance satisfactory to Spectrum and Vecima, acting reasonably, and will not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(b)	the Spectrum Arrangement Resolution will have been passed at the Spectrum Meeting in accordance with the BCA and the Interim Order;

(c)	the Final Order will have been granted in form and substance satisfactory to Spectrum and Vecima, acting reasonably, and will not have been set aside or modified in a manner unacceptable to such Parties, acting reasonably, on appeal or otherwise;

(d)	the Effective Date will occur prior to the Termination Date;

(e)	except for any de-listing notification or action by NASDAQ in respect of the Spectrum Shares, no cease trade order shall have been issued and remain in effect with respect to the Spectrum Shares or the Vecima Shares, and there will have been no other action taken under any Law or by any Governmental Entity, that:
(1)	makes it illegal or, directly or indirectly, restrains, enjoins or prohibits the Transaction or any other transactions or agreements contemplated herein, or

(2)	results in a judgment or assessment of damages, directly or indirectly, relating to the transactions or agreements contemplated in the Transaction Documents which would have a Material Adverse Effect on Spectrum or Vecima;
(f)	all required material consents, waivers, permits, orders and approvals of any Governmental Entity or other Persons (including, without limitation, U.S. National Security Consents) and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Transaction, will have been obtained or received on terms satisfactory to the Parties, acting reasonably;

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(g)	the Vecima Shares issuable pursuant to the Arrangement, including the Vecima Shares issuable upon the exercise of Vecima Replacement Options and Vecima Replacement Warrants, shall have been approved for listing on the TSX, subject to the filing of required documentation, notice of issuance and other usual requirements, and the TSX shall have, if required, accepted notice for filing of all transactions of Spectrum contemplated herein or necessary to complete the Arrangement, subject only to the usual requirements of the TSX;

(h)	the Vecima Shares and any Vecima Replacement Options and Vecima Replacement Warrants to be issued to holders in the United States pursuant to the Arrangement shall be exempt from registration requirements under Section 3(a)(10) of the 1933 Act and not subject to resale restrictions in the United States under the 1933 Act (other than as may be prescribed by Rule 144 and Rule 145 under the 1933 Act);

(i)	no Law will have been proposed, enacted, promulgated or applied and no legal action or proceeding will have been commenced by any Person which, if the Transaction were completed, could reasonably be expected to have a Material Adverse Effect on Vecima (or Spectrum after the Effective Date) except to the extent found acceptable by Vecima; and

(j)	this Agreement will not have been terminated pursuant to Part 9.
The foregoing conditions are for the mutual benefit of Spectrum and Vecima and may be waived, in whole or in part, at any time by mutual consent of Spectrum and Vecima.
Vecima may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Vecima with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by Vecima in complying with its obligations hereunder. Spectrum may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Spectrum with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by Spectrum in complying with its obligations hereunder.
7.2 Conditions Precedent to the Obligations of Vecima
The obligations of Vecima to complete the Transaction will also be subject to the fulfilment of each of the following conditions precedent (each of which is for the exclusive benefit of Vecima and may be waived by Vecima in its sole discretion and any one or more of which, if not satisfied or waived, will relieve Vecima of any obligation under this Agreement), on or before the Termination Date or such earlier time as is specified below:
(a)	all covenants of Spectrum under this Agreement (other than the covenants in §2.6(d)) to be performed on or before the Effective Time will have been duly performed by Spectrum in all material respects and, with respect to the covenants of Spectrum in §2.6(d), will have been duly performed by Spectrum in all respects;

(b)	all representations and warranties of Spectrum under this Agreement will be true and correct in all Material respects (except for any Identified Company Representations and any representations and warranties of Spectrum under this Agreement qualified by

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materiality or Material Adverse Effect (taking into account such qualifiers), each of which will be true and correct in all respects) as of the Effective Date, as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties will be true and correct or true and correct in all Material respects, as the case may be, as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement), and Vecima will have received a certificate of Spectrum addressed to Vecima and dated such date, signed on behalf of Spectrum by two senior executive officers of Spectrum in their capacity as such and without personal liability, confirming the same;

(c)	Vecima being satisfied, acting reasonably, that from September 30, 2006 to the Effective Date, there has not occurred a Material Adverse Change with respect to Spectrum (not including any de-listing notification or any actual de-listing from the NASDAQ Stock Market), and Vecima has not become aware of any previously undisclosed Material Fact which could reasonably be expected to have a Material Adverse Effect on Spectrum;

(d)	from the date of this Agreement to the Effective Date, there shall have been no event, condition or occurrence of national or international consequence which, in the opinion of Vecima, acting reasonably, does or may materially adversely affect the Canadian financial markets generally or the business, operations or affairs of Spectrum or any of the Spectrum Subsidiaries;

(e)	the Spectrum Board of Directors will have adopted prior to the date of this Agreement all necessary resolutions, and all other necessary corporate action will have been taken by Spectrum, to permit the consummation of the Transaction;

(f)	no Law will have been proposed, enacted, promulgated or applied and no legal action or proceeding will have been commenced by any Person to cease trade, enjoin, prohibit or impose material limitations or conditions on the completion of the Arrangement or the right of Vecima to own or exercise full rights of ownership of all of the outstanding Spectrum Shares and all of the outstanding shares of the Spectrum Subsidiaries owned by Spectrum;

(g)	holders of no more than 5% of the issued and outstanding Spectrum Shares will have exercised their Dissent Rights (and not withdrawn such exercise) in respect of the Arrangement, and Vecima shall have received a certificate dated the day immediately preceding the Effective Date of two senior executive officers of Spectrum to that effect;

(h)	Vecima will have received resignations and releases in favor of Spectrum and the Spectrum Subsidiaries from those directors of Spectrum and of the Spectrum Subsidiaries as are specified by Vecima;

(i)	in the opinion of Vecima, acting reasonably, Spectrum shall not have taken any action since the date of this Agreement that would make it inadvisable for Vecima to proceed with the Transaction;

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(j)	Spectrum’s Board of Directors shall not have withdrawn or changed their recommendation that Spectrum Shareholders vote to approve the Spectrum Arrangement Resolution;

(k)	at the Effective Date, Spectrum will not have sold to another Person or otherwise disposed of or encumbered the tax losses and credits detailed in the confidential information summary dated November 2006 provided by Spectrum to Vecima, provided, for greater certainty, that the transactions contemplated hereby shall not constitute any such encumbrance;

(l)	at the Effective Date, Vecima and Spectrum shall have agreed upon a plan acceptable to Vecima, acting reasonably, to reduce Spectrum’s salary expense by not less than $400,000 annually (relative to its annualized, year-to-date salary expense as recorded in its September 30, 2006 statement of operations) by terminating the employment of certain employees as agreed with Vecima;

(m)	at the Effective Date, Vecima and Spectrum shall have agreed upon a plan acceptable to Vecima, acting reasonably, to curtail or close the United Kingdom–based operations of Spectrum and Spectrum Signal Processing (UK) Limited; and

(n)	Vecima will have received all such other documents and certificates as may reasonably be required by Vecima in connection with completion of the Arrangement, including, without limitation, an opinion addressed to Vecima of McCarthy Tétrault LLP, dated the Effective Date and satisfactory in form and substance in all Material respects to Vecima and its counsel, acting reasonably, pertaining to various corporate and regulatory matters relating to Spectrum.
Vecima may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Vecima with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by Vecima in complying with its obligations hereunder.
7.3 Conditions Precedent to the Obligations of Spectrum
The obligations of Spectrum to complete the transactions contemplated by this Agreement will also be subject to the following conditions precedent (each of which is for the exclusive benefit of Spectrum and may be waived by Spectrum in its sole discretion and any one or more of which, if not satisfied or waived, will relieve Spectrum of any obligation under this Agreement), on or before the Termination Date or such earlier time as is specified below:
(a)	all covenants of Vecima under this Agreement to be performed on or before the Effective Time will have been duly performed by Vecima in all Material respects;

(b)	all representations and warranties of Vecima under this Agreement will be true and correct in all Material respects (except for any representations and warranties of Vecima under this Agreement qualified by materiality or Material Adverse Effect (taking into account such qualifiers), each of which will be true and correct in all respects) as of the Effective Date, as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such

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representations and warranties will be true and correct or true and correct in all Material respects, as the case may be, as of such earlier date, or except as affected by transactions contemplated or permitted by this Agreement) and Spectrum will have received a certificate of Vecima addressed to Spectrum and dated such date, signed on behalf of Vecima by two senior executive officers of Vecima in their capacity as such and without personal liability, confirming the same;

(c)	Spectrum being satisfied, acting reasonably, that from September 30, 2006 to the Effective Date, there has not occurred a Material Adverse Change with respect to Vecima, and Spectrum has not become aware of any previously undisclosed Material Fact which could reasonably be expected to have a Material Adverse Effect on Vecima;

(d)	the board of directors of Vecima will have adopted prior to the date of this Agreement all necessary resolutions, and all other necessary corporate action will have been taken by Vecima, to permit the consummation of the Transaction; and

(e)	Spectrum will have received the Fairness Opinion in writing.
Spectrum may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Spectrum with its obligations under this Agreement if the condition precedent would have been satisfied but for a default by Spectrum in complying with its obligations hereunder.
7.4 Notice and Cure Provisions
(a)	Spectrum will give prompt notice to Vecima of the occurrence, at any time from the date hereof until the Effective Date, of any event or state of facts that would likely:
(1)	cause any of the representations or warranties of Spectrum contained herein to be untrue or inaccurate in any Material respect as of the date hereof or at the Effective Date; or

(2)	result in the failure of Spectrum to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement prior to the Effective Date.
In the event that any such event or state of facts has occurred, Vecima may elect not to complete the Transaction contemplated hereby and may terminate this Agreement pursuant to §9.1, only if, forthwith and in any event prior to the filing of the Final Order and other documentation with the Registrar, Vecima has delivered a written notice to Spectrum specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Vecima is asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that Spectrum is proceeding diligently to cure such matter, if such matter is susceptible of being cured, Vecima may not terminate this Agreement until a period of 30 days from such notice has elapsed and there has been no cure of such matter (provided, that there will be no cure period for any breach of the terms of §5.5 or §5.6 above). If such notice has been given prior to the making of the application for the Final Order and other documentation with the Registrar,

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such application or such filing will be postponed until the expiry of such period. For greater certainty, (i) in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of such matter and (ii) in the event that such matter is not susceptible of being cured, this Agreement may be terminated immediately upon delivery of the notice described above as a result of such matter.

(b)	Vecima will give prompt notice to Spectrum of the occurrence, at any time from the date hereof until the Effective Date, of any event or state of facts that would likely:
(1)	cause any of the representations or warranties of Vecima contained herein to be untrue or inaccurate in any Material respect as of the date hereof or at the Effective Date; or

(2)	result in the failure of Vecima to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement prior to the Effective Date.
In the event that any such event or state of facts has occurred, Spectrum may elect not to complete the Transaction contemplated hereby and may terminate this Agreement, only if, forthwith and in any event prior to the filing of the Final Order and other documentation with the Registrar, Spectrum has delivered a written notice to Vecima specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Spectrum is asserting as the basis for the non-fulfilment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that Vecima is proceeding diligently to cure such matter, if such matter is susceptible to being cured, Spectrum may not terminate this Agreement until a period of 30 days from such notice has elapsed and there has been no cure of such matter. If such notice has been given prior to the making of the application for the Final Order and other documentation with the Registrar, such application or such filing will be postponed until the expiry of such period. For greater certainty, (i) in the event that such matter is cured within the time period referred to herein, this Agreement may not be terminated as a result of such matter and (ii) in the event that such matter is not susceptible of being cured, this Agreement may be terminated immediately upon delivery of the notice described above as a result of such matter.
7.5 Satisfaction of Conditions
The conditions precedent set out in §7.1, §7.2 and §7.3 will be conclusively deemed to have been satisfied, waived or released when, with the agreement of Spectrum and Vecima, the Final Order and other documentation giving effect to the Arrangement are sent to the Registrar for filing.
8. AMENDMENT
8.1 Amendment
Subject to any requirements imposed by applicable Laws or by the Court, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Spectrum Meeting,

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but not later than the date on which the Final Order and other documentation giving effect to the Arrangement are delivered to the Registrar for filing, be amended by written agreement of the parties hereto, and any such amendment may, without limitation:
(a)	change the time for performance of any of the obligations or acts of the parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d)	waive compliance with or modify any conditions precedent herein contained;
provided that, notwithstanding the foregoing, except as otherwise provided in this Agreement, the terms of this Agreement and the Plan of Arrangement will not be amended in a manner materially prejudicial to the Spectrum Shareholders or the holders of Spectrum Options or Spectrum Warrants without the approval of the Court and of the Spectrum Shareholders given by an affirmative vote of three-quarters of the votes cast by the Spectrum Shareholders at a duly-convened meeting of Spectrum Shareholders or as may be ordered by the Court.
8.2 Waiver and Modifications
Spectrum, on the one hand, and Vecima, on the other hand, may (i) waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to it by the other party in this Agreement or in any document to be delivered pursuant hereto, (ii) extend the time for the performance of any of the obligations or acts of the other party, (iii) waive or consent to the modification of any of the covenants herein contained for its benefit or waive or consent to the modification of any of the obligations of the other party hereto or (iv) waive the fulfillment of any condition to its own obligations contained herein. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party or parties granting such waiver or consent and, unless otherwise provided in such written waiver, will be limited to the specific breach or condition waived. No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement, or failure of any party to assent to any of the rights provided by Law or under this Agreement will affect that right, power or remedy or constitute or operate as a waiver thereof. The single or partial exercise of any right, power or remedy provided by Law or under this Agreement will not preclude any further exercise of such right, power or remedy or the exercise of any further exercise of such right, power or remedy or the exercise of any other right, power or remedy. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.
9. TERMINATION AND COMPENSATION
9.1 Termination
This Agreement may be terminated at any time prior to the Effective Date, whether before or after Spectrum Shareholder Approval:

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(a)	by agreement in writing executed by Spectrum and Vecima;

(b)	by either Spectrum or Vecima after the Termination Date;

(c)	by Vecima pursuant to the exercise of its rights set forth in §7.4(a) (except with respect to a breach by Spectrum of §5.5 or §5.6);

(d)	by Spectrum pursuant to the exercise of its rights set forth in §7.4(b);

(e)	by either Spectrum or Vecima if the Spectrum Shareholders fail to approve the Spectrum Arrangement Resolution by the earlier to occur of (i) the Spectrum Meeting at which a vote on such approval was taken or (ii) the date that is 10 days prior to the Termination Date;

(f)	by Spectrum, following receipt of, and in order to accept or recommend, a Superior Proposal, but only in compliance with §5.6 and §9.3(b) and provided the amount specified in §9.3(b) is paid to Vecima concurrently with such termination;

(g)	by Vecima if the Spectrum Board of Directors withdraws or modifies in a manner adverse to Vecima its approval or recommendation of the Transaction (whether in accordance with §5.6(c) or not); or

(h)	by Vecima in the event that §5.5 or §5.6 has been breached by Spectrum, in each case, other than §9.1(a), by written notice from the Party terminating the Agreement to the other Party.
Where action is taken to terminate this Agreement pursuant to this §9.1, it will be sufficient for such action to be authorized by the Board of Directors of the Party taking such action.
9.2 Effect of Termination
In the event of termination of this Agreement by either Spectrum or Vecima as provided in §9.1, this Agreement will forthwith become void and have no further effect, and there will be no liability or further obligation on the part of Spectrum or Vecima or their respective directors or officers hereunder, except that:
(a)	the provisions of this §9.2, §9.3 and Part 10 will remain in full force and effect and will survive any such termination;

(b)	neither Spectrum nor Vecima will be released or relieved from any liability arising from its breach of any of its representations, warranties, covenants, or agreements as set forth in the Transaction Documents before the termination of this Agreement, except as provided in §9.3(d); and

(c)	the covenants of Spectrum and Vecima with respect to confidentiality set forth in the Confidentiality Agreement will survive the termination of this Agreement or completion of the Transaction and continue in full force and effect for a period of two years thereafter.

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9.3 Expenses and Termination Fees
(a)	Whether or not the Transaction is consummated, except as otherwise provided herein, all Expenses incurred in connection with the Transaction will be paid by the Party incurring such Expenses.

(b)	If this Agreement is terminated pursuant to §9.1(f), Spectrum will pay to Vecima the sum of $300,000, together with Vecima’s reasonable Expenses incurred in connection with the Transaction to a maximum of $100,000.

(c)	The fees and expenses payable to Vecima pursuant to §9.3(b) will be payable in immediately available funds by way of bank draft or wire transfer concurrently with the termination of this Agreement pursuant to §9.1(f).

(d)	Each Party acknowledges and agrees that if any amount is paid to Vecima by Spectrum pursuant to §9.3(b), the amount so paid and received is in lieu of any damages or any other payment or remedy which Vecima may be entitled to and will constitute payment of liquidated damages which are a genuine estimate of the damages which Vecima will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Spectrum irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that the payment of any amount pursuant to §9.3(b) is the sole monetary remedy available and Vecima will not have any alternative right or remedy against Spectrum for damages, whether for consequential damages or otherwise.
10. GENERAL
10.1 Notices
Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Person to any other Person will be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Person to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid will, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, the next succeeding Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received after 5:00 p.m. at the point of delivery, in which case it will be deemed to have been given and received on the next Business Day.
The address for service of each of the parties hereto will be as follows:
(a)	if to Spectrum:

300 - 2700 Production Way Burnaby, British Columbia V5A 4X1 Attention: Chief Executive Officer

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Fax No.: (604) 421-1764

with a copy to:

McCarthy Tétrault LLP 1300 - 777 Dunsmuir Street Vancouver, BC V7Y 1K2 Attention: Michael G. Urbani Fax No.: (604) 605-5289

(b)	if to Vecima:

4210 Commerce Circle Victoria, British Columbia V8Z 6N6 Attention: Chief Executive Officer Fax No.: (250) 881-1974

with a copy to:

Bull, Housser & Tupper LLP 3000 – 1055 West Georgia Street Vancouver, BC V6E 3R3 Attention: Marion V. Shaw Fax No.: (604) 646-2510
10.2 Time of Essence
Time will be of the essence in this Agreement.
10.3 Governing Law
This Agreement will be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.
10.4 Enurement and Assignment
This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any Party hereto without the prior written consent of the other Party hereto, except that Vecima may, without the prior written consent of Spectrum, assign all or any part of its rights under this Agreement, for collateral security purposes, to any lender providing financing to Vecima or any of its Affiliates; provided, however, that Vecima will not be relieved of its obligations under this Agreement as a result of such assignment.

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10.5 Execution in Counterparts
This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and the counterparts collectively are to be conclusively deemed to be one instrument and receipt of a facsimile version of an executed signature page by a Party will constitute satisfactory evidence of execution of this Agreement by such Party.
10.6 Third Party Beneficiaries
Other than as provided in §5.3(h), §5.8, §5.10 and §10.7, nothing in this Agreement, express or implied, is intended to or will confer upon any person other than Spectrum and Vecima and their respective successors and permitted assigns any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
10.7 No Personal Liability
(a)	No director, officer or employee of Vecima will have any personal liability to Spectrum under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of Vecima.

(b)	No director, officer or employee of Spectrum will have any personal liability to Vecima under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of Spectrum.
10.8 Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect and will in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated herein is not affected in any manner which has a Material Adverse Effect on either Spectrum or Vecima. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Arrangement is consummated as originally contemplated to the greatest extent possible.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

SPECTRUM SIGNAL PROCESSING INC.

Per:	(signed) “Brent Flichel”
Name: Brent Flichel
Title: President and Chief Executive Officer

VECIMA NETWORKS INC.

Per:	(signed) “Surinder Kumar”
Name: Surinder Kumar
Title: Chief Executive Officer

SCHEDULE 1 – PLAN OF ARRANGEMENT
UNDER THE PROVISIONS OF DIVISION 5
OF PART 9 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
ARTICLE 1 — INTERPRETATION
1.1 In this Plan of Arrangement, unless the context otherwise requires, the following words and phrases will have the meanings hereinafter set out (and capitalized terms used and not otherwise defined in this Plan of Arrangement will have the respective meanings ascribed to such terms in the Arrangement Agreement (as defined below)):
“Arrangement” means the arrangement under section 288 of the BCA on the terms and conditions set forth in this Plan of Arrangement and any amendment or variation hereto made in accordance with the Arrangement Agreement or at the discretion of the Court in the Final Order in accordance with the terms hereof;
“Arrangement Agreement” means the agreement made as of February 16, 2007 between Spectrum and Vecima entered into for the purpose of effecting this Arrangement, as the same may be amended from time to time;
“Arrangement Filings” means the records and information provided to the Registrar under section 292(a) of the BCA that the Registrar requires, and the records filed under section 292(a) of the BCA that the Registrar requires, to give effect to any provision of the Arrangement, together with a copy of the entered Final Order;
“BCA” means the Business Corporations Act (British Columbia);
“Business Day” means a day that is not a Saturday, Sunday or civic or statutory holiday in British Columbia;
“Cash Consideration” means the amount of cash to be paid to a Spectrum Shareholder (other than in respect of a fractional Vecima Share) in exchange for each Spectrum Share, up to a maximum of $0.8939 per Spectrum Share, provided that the aggregate maximum Cash Consideration shall not exceed the Cash Parameter;
“Cash Parameter” means the maximum aggregate amount of Cash Consideration payable by Vecima to Spectrum Shareholders in connection with the Arrangement (excluding cash payable in lieu of fractional Vecima Shares), which is $10,075,000 plus a further $0.50 for each Spectrum Share issued prior to the Effective Time on exercise of Spectrum Options or Spectrum Warrants;
“Consideration” means the Cash Consideration (and any cash payable in respect of a fractional Vecima Share) or the Share Consideration, or some combination of the Cash Consideration (and any cash payable in respect of a fractional Vecima Share) and the Share Consideration, with a total value of $0.8939 (on the basis that each Vecima Share has a value of $10.06 and that 0.0889 of a Vecima Share has a value of $0.8939), to be paid to a Spectrum Shareholder in exchange for each Spectrum Share;

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“Court” means the Supreme Court of British Columbia;
“Deemed Election” is as defined in §4.1;
“Depositary” means Computershare Investor Services Inc. at its offices set out in the Transmittal Letter and Election Form;
“Dissenting Holder” means a Spectrum Shareholder who has exercised a Dissent Right in respect of the Arrangement in strict compliance with Article 6;
“Dissent Rights” has the meaning set out in §6.1;
“Effective Date” means the date designated by Spectrum and Vecima by delivery of notice in writing as the effective date of the Arrangement after the date on which all of the conditions precedent to the completion of the Arrangement, including receipt of the Final Order, have been either fulfilled or waived;
“Effective Time” means the earliest moment (Vancouver time) on the Effective Date;
“Election” means the election duly and properly made by a Spectrum Shareholder pursuant to the Transmittal Letter and Election Form to take the Cash Consideration, the Share Consideration or some combination thereof, in exchange for each of his, her or its Spectrum Shares;
“Election Deadline” means 4:00 p.m. (Vancouver time) on the day which is two Business Days prior to the Spectrum Meeting;
“Exchange Ratio” means 0.0889;
“Final Order” means the order of the Court approving the Arrangement, as such order may be amended at any time before the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;
“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Spectrum Meeting, as the same may be amended;
“ITA” means the Income Tax Act (Canada);
“Parameters” means the Cash Parameter and the Share Parameter;
“Plan of Arrangement” means this plan of arrangement, as amended or supplemented from time to time in accordance herewith and with any order of the Court;
“Registrar” means the Registrar of Companies appointed under Section 400 of the BCA;
“Share Consideration” means the number of Vecima Shares to be issued to a Spectrum Shareholder in exchange for each Spectrum Share, up to a maximum of 0.0889 Vecima Shares per Spectrum Share, provided that the aggregate maximum Share Consideration shall not exceed the Share Parameter;
“Share Parameter” means the maximum aggregate amount of Share Consideration payable by Vecima to Spectrum Shareholders in connection with the Arrangement, which is 820,000 Vecima Shares plus a

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further 0.04 Vecima Shares for each Spectrum Share issued prior to the Effective Time on exercise of Spectrum Options or Spectrum Warrants;
“Spectrum” means Spectrum Signal Processing Inc., a corporation existing under the laws of the Province of British Columbia;
“Spectrum Meeting” means the special meeting of Spectrum Shareholders to be held to consider the Spectrum Arrangement Resolution and any adjournment thereof;
“Spectrum Option” means an option to purchase Spectrum Shares granted pursuant to the Spectrum Stock Option Plan;
“Spectrum Shareholders” means the holders of Spectrum Shares reflected on the central securities register of Spectrum;
“Spectrum Shares” means the common shares without par value in the capital of Spectrum;
“Spectrum Warrant” means a share purchase warrant issued October 12, 2006 entitling the holder to purchase Spectrum Shares;
“Transmittal Letter and Election Form” mean the letter of transmittal forwarded by Spectrum to holders of Spectrum Shares in connection with the Arrangement, in the form accompanying the Circular;
“TSX” means the Toronto Stock Exchange;
“Vecima” means Vecima Networks Inc., a corporation existing under the laws of Canada;
“Vecima Replacement Option” is as defined in §3.1(c); and
“Vecima Replacement Warrant” is as defined in §3.1(d).
1.2 In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:
(a)	the division of this Plan of Arrangement into Articles and Sections and the further division thereof and the insertion of headings and a table of contents are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise indicated, any reference in this Plan of Arrangement to an Article, Section or the symbol § or Schedule refers to the specified Article or Section of or Schedule to this Plan of Arrangement;

(b)	the terms “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto;

(c)	words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa;

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(d)	if any date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day;

(e)	the word “including” means “including, without limiting the generality of the foregoing”; and

(f)	a reference to a statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation, rule or policy made thereunder.
     1.3 All references to cash or currency in this Plan of Arrangement are to Canadian dollars unless otherwise indicated.
ARTICLE 2 — ARRANGEMENT AGREEMENT
2.1 This Plan of Arrangement is made pursuant to, and is subject to the provisions of, and forms part of the Arrangement Agreement.
2.2 (i) The aggregate Consideration for the Spectrum Shares pursuant to this Plan of Arrangement is $18,314,583, subject to the Parameters; (ii) the maximum aggregate Share Consideration will have a value of $8,249,200 (on the basis that each Vecima Share has a value of $10.06); and (iii) the fair market value of the aggregate Share Consideration will not be less than 40% of the fair market value of the aggregate Consideration.
2.3 The Arrangement will, upon the filing of the Arrangement Filings with the Registrar, become effective at and be binding at and after the Effective Time, without further authorization, act or formality, on Spectrum, Vecima, all Spectrum Shareholders (including Dissenting Holders), and all holders of Spectrum Options and Spectrum Warrants.
2.4 The filing of the Arrangement Filings will be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.
ARTICLE 3 — ARRANGEMENT
3.1	Commencing at the Effective Time, the following will occur and will be deemed to occur consecutively in the following order:
(a)	the Spectrum Shares of Dissenting Shareholders, if any, will be, and be deemed to be, purchased for cancellation by Spectrum for an amount to be determined and paid in the manner described in Article 6, unless the Spectrum Shareholder does not comply fully with the procedures described in Article 6 or acts inconsistently therewith, in which case the Spectrum Shareholder will be deemed to have made the Deemed Election with respect to all of the Spectrum Shares in respect of which notice of dissent was delivered;

(b)	on the Effective Date, Vecima shall deliver to the Depositary (in trust for the persons entitled thereto) in respect of each of the Spectrum Shareholders other than those whose

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Spectrum Shares were purchased for cancellation in accordance with §3.1(a), the Consideration, allocated as between cash and Vecima Shares in accordance with each of the Elections received and the Deemed Elections, as adjusted, if required, in accordance with the Parameters. Upon receipt thereof by the Depositary, (i) each Spectrum Shareholder shall cease to be a holder of Spectrum Shares and the name of each Spectrum Shareholder shall be removed from the register of holders of Spectrum Shares and Vecima shall become the holder of the Spectrum Shares so exchanged and shall be entered on the register of holders as the holder of such Spectrum Shares, and (ii) each Spectrum Shareholder who is entitled to receive Vecima Shares under the Arrangement shall become a holder of Vecima Shares and shall be entered on the register of holders of Vecima Shares;

(c)	each Spectrum Option outstanding immediately prior to the Effective Time will be exchanged for an option (a “Vecima Replacement Option”) to purchase the number of Vecima Shares equal to the Exchange Ratio multiplied by the number of Spectrum Shares that could be purchased under such Spectrum Option if such Spectrum Option were exercisable and exercised immediately prior to the Effective Time. Such Vecima Replacement Option shall provide for an exercise price per Vecima Share equal to the exercise price per Spectrum Share of such Spectrum Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest cent). If the foregoing calculation results in a particular Vecima Replacement Option being exercisable for a total number of Vecima Shares that includes a fraction of a Vecima Share, then the total number of Vecima Shares subject to such holder’s Vecima Replacement Option shall be rounded down to the next whole number of Vecima Shares. The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such Vecima Replacement Option will be the same as the terms and conditions of such Spectrum Option and any document or agreement previously evidencing such Spectrum Option shall evidence and be deemed to evidence such Vecima Replacement Option; and

(d)	each Spectrum Warrant outstanding immediately prior to the Effective Time will be exchanged for a warrant (a “Vecima Replacement Warrant”) to purchase the number of Vecima Shares equal to the Exchange Ratio multiplied by the number of Spectrum Shares that could be purchased under such Spectrum Warrant if such Spectrum Warrant were exercisable and exercised immediately prior to the Effective Time. Such Vecima Replacement Warrant shall provide for an exercise price per Vecima Share equal to the exercise price per Spectrum Share of such Spectrum Warrant immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest cent). If the foregoing calculation results in a particular Vecima Replacement Warrant being exercisable for a total number of Vecima Shares that includes a fraction of a Vecima Share, then the total number of Vecima Shares subject to such holder’s Vecima Replacement Warrant shall be rounded down to the next whole number of Vecima Shares. The term to expiry, conditions to and manner of exercising and all other terms and conditions of such Vecima Replacement Warrant will be the same as the terms and conditions of such Spectrum Warrant and any document or agreement previously

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evidencing such Spectrum Warrant shall evidence and be deemed to evidence such Vecima Replacement Warrant.
ARTICLE 4 – ELECTIONS, PRORATION AND FRACTIONAL SHARES
4.1 Subject to §4.3 and §4.4, each Spectrum Shareholder (other than a Dissenting Shareholder) who does not deliver to the Depositary by the Election Deadline a duly completed and executed Transmittal Letter and Election Form advising of his Election shall be deemed to have elected to receive from Vecima $0.4915 in cash and 0.04 of a Vecima Share for each Spectrum Share (the “Deemed Election”).
4.2 Subject to §4.3 and §4.4, each Spectrum Shareholder who delivers to the Depositary by the Election Deadline a duly completed and executed Transmittal Letter and Election Form advising of his Election shall be entitled to receive the Cash Consideration, the Share Consideration or some combination of Consideration in accordance with his Election.
4.3 If
(a)	the total number of Vecima Shares to be transferred by Vecima to Spectrum Shareholders who have made an Election to receive the Share Consideration in respect of their Spectrum Shares, plus

(b)	the total number of Vecima Shares to be issued to Spectrum Shareholders who made the Deemed Election
     (the aggregate of (a) and (b) being referred to hereafter as the “Requested Share Amount”)
exceeds the Share Parameter, then the number of Vecima Shares to be issued to each Spectrum Shareholder will be prorated according to the following formula:

T x I
R

where:	T =	the Share Parameter
	R =	the Requested Share Amount
	I=	the number of Vecima Shares elected or deemed to have been elected by a Spectrum Shareholder and the Spectrum Shareholder will receive the balance of the value of the Consideration in cash.
4.4 If the total Cash Consideration payable to Spectrum Shareholders:
(a)	who duly elected to receive, or who made the Deemed Election to receive, Cash Consideration in respect of their Spectrum Shares (the aggregate Cash Consideration payable to these Spectrum Shareholders being referred to hereinafter as the “Requested Cash Amount”); or

(b)	who are Dissenting Shareholders as defined in this Plan of Arrangement as of the Effective Date;

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exceeds the Cash Parameter, then the amount of Cash Consideration payable to each Spectrum Shareholder (other than Dissenting Shareholders who, for the purposes of this §4.4, will be deemed to receive from Vecima the sum of $0.8939 for each of their Spectrum Shares) will be prorated according to the following formula:

[T – D] x I
R

where:	T =	the Cash Parameter
	D =	the aggregate Cash Consideration deemed to be payable to Dissenting Shareholders for their Spectrum Shares
	R =	the Requested Cash Amount
	I =	the amount of Cash Consideration elected or deemed to have been elected by a Spectrum Shareholder (other than a Dissenting Shareholder)
and the Spectrum Shareholder will receive the balance of the value of the Consideration as Share Consideration (and cash in lieu of any fractional Vecima Shares).
4.5 In order to make an Election, a Spectrum Shareholder must deposit a duly completed and executed Transmittal Letter and Election Form with the Depositary by the Election Deadline. Vecima will have the discretion, acting reasonably, to determine whether Transmittal Letters and Election Forms have been properly completed, signed and submitted and to disregard immaterial defects in such Transmittal Letters and Election Forms. The decision of Vecima in such matters shall be conclusive and binding. Neither Vecima nor the Depositary will be under any obligation to notify any person of any defect in a Transmittal Letter and Election Form submitted. A Transmittal Letter and Election Form may not be revoked after receipt thereof by the Depositary.
4.6 A Spectrum Shareholder of record who holds Spectrum Shares as a nominee, custodian, depositary, trustee or in any other representative capacity for beneficial owners of Spectrum Shares may submit multiple Transmittal Letters and Election Forms (provided that such Spectrum Shareholder submits only one Transmittal Letter and Election Form per beneficial owner).
4.7 A Spectrum Shareholder who does not deposit a Transmittal Letter and Election Form with the Depositary by the Election Deadline or whose Election is defective or incomplete (as determined by Vecima in its sole discretion, acting reasonably) shall be deemed to have made the Deemed Election.
4.8 Spectrum will use all reasonable efforts to mail the Transmittal Letters and Election Forms to all persons who become Spectrum Shareholders during the period between the record date for the Spectrum Meeting and the close of business (Vancouver time) on the date which is seven calendar days prior to the date of the Spectrum Meeting and to make the Transmittal Letters and Election Forms available to all persons who become Spectrum Shareholders subsequent to such day and no later than the Election Deadline.
4.9 A Spectrum Shareholder who is entitled to receive a fraction of a Vecima Share under the Arrangement will receive cash in lieu thereof, based on a whole Vecima Share being valued at $10.06.

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ARTICLE 5 — CERTIFICATES AND PAYMENTS
5.1 After the Effective Time, certificates formerly representing Spectrum Shares will represent solely the right to receive from Vecima the Consideration (or in the case of Dissenting Holders, the right to receive from Spectrum the amount determined to be the fair value of such shares), some portion of which may in either case be withheld pursuant to §5.4, all in accordance with the terms of the Arrangement and this Plan of Arrangement.
5.2 Spectrum Shareholders may take delivery of the certificate or certificates representing Vecima Shares allotted and issued to them, if any, and cash, if any, to which they may be entitled pursuant to the Arrangement by delivering to the Depositary, at one of the offices of the Depositary indicated in the Transmittal Letter and Election Form, the certificates representing the Spectrum Shares formerly held by them, endorsed for transfer with the signature properly guaranteed or accompanied by a duly executed and guaranteed power of attorney to transfer shares, and accompanied by a duly completed Transmittal Letter and Election Form together with such other documents as the Depositary may require. As soon as reasonably practicable after the later of the Effective Date or the receipt by the Depositary of the required documents, Vecima will cause the Depositary to deliver the Share Consideration, the Cash Consideration or combination thereof, as the case may be, together with any amount payable in respect of fractional Vecima Shares, as follows:
(i)	to forward it or cause it to be forwarded by first class mail to the Spectrum Shareholder at the address specified in the Transmittal Letter and Election Form; or

(ii)	if requested by the Spectrum Shareholder in the Transmittal Letter and Election Form, to make it available at the designated office of the Depositary for pick-up by such Spectrum Shareholder, or

(iii)	if the Transmittal Letter and Election Form neither specifies an address nor contains a request as described in (ii), to forward it or cause it to be forwarded by first class mail to the Spectrum Shareholder at the address as shown on the register of members maintained by Spectrum.
5.3 The cash component of any Consideration will be paid by a cheque payable in Canadian dollars. Unless otherwise directed by the Transmittal Letter and Election Form, any such cheque and the share certificates representing the Vecima Shares to which the Spectrum Shareholder is entitled, if any, will be issued in the name of the former registered holder of the Spectrum Shares. In the event of a transfer of ownership of the Spectrum Shares made prior to the Effective Time which is not recorded in Spectrum’s register of shareholders, a payment may be made to a transferee if the certificate representing such Spectrum Shares is presented to the Depositary, accompanied by all documents required to evidence and effect such transfer. The mailing or delivery by the Depositary of the Share Consideration, the Cash Consideration or any combination of Share Consideration and Cash Consideration, together with any amount payable in respect of a fractional Vecima Share, shall satisfy and discharge the payment obligations of Vecima and the Depositary unless, in the case of the cheque, such cheque is not honoured on presentation.
5.4 Spectrum, Vecima and the Depositary will be entitled to deduct and withhold from any Consideration payable to any former Spectrum Shareholder, such amounts as Spectrum, Vecima or the

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Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986, as amended, or any applicable provision of provincial, territorial, state, local or foreign tax laws. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amounts so required or permitted to be deducted or withheld from any payment to a Spectrum Shareholder exceed the cash portion of the consideration otherwise payable to the Spectrum Shareholder, Spectrum, Vecima and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Spectrum, Vecima or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement or entitlement and Spectrum, Vecima or the Depositary shall notify the Spectrum Shareholder thereof and remit to the Spectrum Shareholder as soon as reasonably practicable any unapplied balance of the net proceeds of such sale.
5.5 The aggregate of any Cash Consideration and any amount owing in respect of a fractional Vecima Share owing to a former Spectrum Shareholder will be rounded up to the next whole cent.
5.6 No dividends or other distributions declared or made after the Effective Time with respect to the Spectrum Shares with a record date after the Effective Time will be payable or paid to the holder of any certificate or certificates which, immediately prior to the Effective Time, represented outstanding Spectrum Shares.
5.7 Any certificate which immediately before the Effective Time represented outstanding Spectrum Shares which has not been surrendered, with all other instruments required by this Article 5, on or prior to the sixth anniversary of the Effective Date, will cease to represent any claim against, or interest of any kind or nature in, Spectrum, Vecima or the Depositary and will be deemed to have been transferred to Vecima for no consideration.
5.8 In the event that any certificate, which immediately prior to the Effective Time represented one or more outstanding Spectrum Shares that were disposed of pursuant to §3.1, is lost, stolen or destroyed, upon the making of an affidavit of that fact (and provision to the Depositary of such bond or indemnity as may be required) by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration, deliverable in accordance with such holder’s Transmittal Letter and Election Form. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom the Consideration is to be delivered will, as a condition precedent to the issuance or payment thereof, give a bond satisfactory to Spectrum and Vecima and their respective transfer agents in such sum as Spectrum and Vecima may direct or otherwise indemnify Spectrum and Vecima in a manner satisfactory to them against any claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.
ARTICLE 6 — RIGHTS OF DISSENT AND APPRAISAL
6.1 Pursuant to the Interim Order, each Spectrum Shareholder is permitted to exercise rights of dissent in connection with this Plan of Arrangement (“Dissent Rights”) under Division 2 of Part 8 of the BCA, as modified by this Article 6, the Interim Order and the Final Order. Notwithstanding any other

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provision of this Plan of Arrangement, Dissenting Holders who duly exercise such Dissent Rights and who:
(a)	are ultimately determined to be entitled to be paid fair value for their Spectrum Shares will be deemed to have irrevocably transferred their Spectrum Shares to Spectrum as of the Effective Time and prior to any of the other steps referred to in Section 3.1 and thereafter such Dissenting Holders will be entitled to receive an amount equal to the fair value for their Spectrum Shares from Spectrum upon delivery of certificates representing Spectrum Shares formerly held by them (provided, for greater certainty, that for the purposes of the Cash Parameter, the Cash Consideration for such a Dissenting Holder shall be deemed to be $0.8939); or

(b)	for any reason are ultimately determined not to be entitled to be paid fair value for their Spectrum Shares, will be deemed to have participated nunc pro tunc in the Arrangement on the same basis as a Spectrum Shareholder who made the Deemed Election (provided, for greater certainty, that the Parameters will not apply in this circumstance);
but in no case will Spectrum, Vecima or any other Person be required to recognize such Dissenting Holders as holding Spectrum Shares on or after the Effective Time, and the names of such Spectrum Shareholders will be deleted from the central securities register of Spectrum at the Effective Time.
6.2 In addition to any other rights and restrictions under Division 2 of Part 8 of the BCA (as modified by this Article 6 and the Interim Order), (i) Spectrum Shareholders intending to dissent in respect of the Spectrum Arrangement Resolution must send written notice of dissent to Spectrum at least two days prior to the Spectrum Meeting or any date to which the Spectrum Meeting may be postponed or adjourned, which notice may be given only in respect of all Spectrum Shares beneficially owned by the Dissenting Holder, (ii) the fair value of the Spectrum Shares will be determined as at the point in time immediately prior to approval of the Spectrum Arrangement Resolution and (iii) no Person who has voted in favour of the Spectrum Arrangement Resolution will be entitled to dissent in respect of the Arrangement.
ARTICLE 7 — AMENDMENTS
7.1 Spectrum and Vecima reserve the right to amend, modify and/or supplement this Plan of Arrangement upon their mutual written agreement from time to time at any time prior to the Effective Time, provided that any such amendment, modification or supplement must be (a) set out in writing, (b) agreed to in writing by Spectrum and Vecima, (c) filed with the Court and, if made following the Spectrum Meeting, approved by the Court, and (d) communicated to Spectrum Shareholders if and as required by the Court.
7.2 Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Spectrum Meeting will be effective only if consented to in writing by Spectrum and Vecima and, if required by the Court, consented to in accordance with applicable law by Spectrum Shareholders.
7.3 Except as may otherwise be provided in the Interim Order, any amendment, modification or supplement to this Plan of Arrangement may be proposed by both Spectrum and Vecima at any time prior to or at the Spectrum Meeting with or without any other prior notice or communication, and if so

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proposed and accepted by Spectrum Shareholders voting at the Spectrum Meeting, will become part of the Plan of Arrangement for all purposes.
7.4 Notwithstanding the foregoing, any amendment, modification or supplement to this Plan of Arrangement may be made by mutual written agreement of Spectrum and Vecima without approval of the Spectrum Shareholders if it concerns a matter which, in the reasonable opinion of Spectrum and Vecima, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any former holder of Spectrum Shares, Spectrum Options or Spectrum Warrants.
ARTICLE 8 — TERMINATION
This Plan of Arrangement may be withdrawn prior to the occurrence of any of the events in §3.1 in accordance with the terms of the Arrangement Agreement.

SCHEDULE 2 – REPRESENTATIONS AND WARRANTIES OF SPECTRUM
Spectrum hereby represents and warrants to Vecima (and acknowledges that Vecima is relying upon such representations and warranties in connection with entering into this Agreement) as set forth below (it being understood that, as used in this Schedule 2, “Spectrum” will, unless the context requires otherwise, include Spectrum and the Spectrum Subsidiaries, collectively):
(a) Organization and Qualification. Spectrum is validly existing as a company under the BCA and has all necessary corporate power and authority to own its property and conduct its business as currently owned and conducted. Spectrum and the Spectrum Subsidiaries are duly qualified to carry on business in each jurisdiction in which the character of their assets or the nature of their activities makes such qualification necessary, except where the failure to be so qualified will not have a Material Adverse Effect on Spectrum.
(b) Capitalization. The authorized capital of Spectrum consists of 50,000,000 Spectrum Shares. As at 4:30 p.m., Vancouver Time, on February 15, 2007: (i) 20,488,425 Spectrum Shares are issued and outstanding as fully paid and non-assessable shares in the capital of Spectrum; (ii) there are outstanding options to purchase 3,308,031 Spectrum Shares under Spectrum’s Stock Option Plan; and (iii) there are outstanding warrants to purchase 402,574 Spectrum Shares. Section 1.2(g) of the Spectrum Disclosure Letter includes a complete and accurate list of the Spectrum Options and Spectrum Warrants outstanding at 4:30 p.m., Vancouver Time, on February 15, 2007, together with the names of the holders of those securities and the applicable exercise prices and vesting schedules. Except for those options and warrants and the transactions contemplated herein, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Spectrum to issue or sell any securities of Spectrum or securities or obligations of any kind convertible into or exchangeable for any securities of Spectrum, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the share price, book value, income or any other attribute of Spectrum, and there are no registration rights involving the Spectrum Shares that will survive consummation of the Arrangement.
(c) Subsidiaries. Each of the Spectrum Subsidiaries has been duly formed and organized and is validly existing under applicable law and has full power to own its property and conduct its business as currently owned and conducted. Spectrum is, and, at the Effective Time, will be, the owner of all of the issued and outstanding shares in the capital of each of the Spectrum Subsidiaries, as the sole legal and beneficial owner, free and clear of all Encumbrances, except as set out in the Spectrum Disclosure Letter. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Spectrum or the Spectrum Subsidiaries to issue, sell or acquire any securities of a Spectrum Subsidiary or securities or obligations of any kind convertible into or exchangeable for securities or other ownership interests of a Spectrum Subsidiary.
(d) Authority and Enforceability. Spectrum has the requisite corporate power and authority to enter into this Agreement and all documents and agreements contemplated herein to which it is or will be a party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement by Spectrum has been duly authorized by the Spectrum Board of Directors and no other corporate proceedings on the part of Spectrum are necessary to authorize this Agreement and the transactions contemplated hereunder. This agreement has been duly executed and delivered by Spectrum

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and constitutes a legal, valid and binding obligation of Spectrum, enforceable by Vecima against Spectrum in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.
(e) No Violation. Except as disclosed in the Spectrum Disclosure Letter, the execution, delivery and performance by Spectrum of this Agreement will not (by itself or in conjunction with any other action) result in:
(i)	a violation or breach of any provision of or constitute a default (or an event that with notice or lapse of time or both would become a default) under:
(1)	its constating documents or any resolution of its directors or shareholders or those of the Spectrum Subsidiaries;

(2)	any applicable Law or, to its knowledge, any regulation, order, judgment or decree (subject to obtaining the authorizations, consents and approvals referred to in paragraph (f) below);

(3)	any Material Contract of Spectrum; or

(4)	any other agreement, arrangement or understanding to which it or the Spectrum Subsidiaries are a party or by which any of them or their properties is bound or affected that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect on Spectrum;
(ii)	the suspension or revocation of any authorization, consent, approval, agreement, control or licence currently in effect, which could reasonably be expected to result in a Material Adverse Effect on Spectrum;

(iii)	the imposition of any Encumbrance upon any of its assets or the assets of the Spectrum Subsidiaries that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect on Spectrum;

(iv)	the obligation on Spectrum to make any “change of control” or retention payment or other similar obligation; or

(v)	the right of any party to any Material Contract of Spectrum to terminate the agreement on a change of ownership or control.
(f) Approvals. No authorization, consent or approval of, or filing with, any public body, court or authority is necessary for the consummation by Spectrum of its obligations under this Agreement, except for the consents and approvals disclosed in Schedule 5 and such authorizations, consents, approvals and filings the failure by any party to obtain or make which would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated hereunder.
(g) Financial Statements. The Spectrum Financial Statements have been prepared in accordance with GAAP and fairly present the consolidated financial position of Spectrum and the Spectrum

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Subsidiaries as at the respective dates thereof and the consolidated results of their operations and the changes in their financial position for the periods indicated therein. Spectrum has filed with the appropriate Government Entity true and complete copies of all Material forms, reports, schedules, statements and other documents required to be filed by it under applicable Laws.
(h) Absence of Certain Changes or Events. Since September 30, 2006, except as disclosed in the Spectrum Disclosure Letter:
(i)	each of Spectrum and the Spectrum Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice;

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Spectrum and the Spectrum Subsidiaries, taken as a whole, has been incurred other than in the ordinary course of business consistent with past practice;

(iii)	there has not been any Material Adverse Change with respect to Spectrum; and

(iv)	as of the date of this Agreement, there are no material change reports filed on a confidential basis with any Securities Regulator which remain confidential.
(i) Disclosure. Spectrum has not failed to disclose in the Spectrum Disclosure Letter or to Vecima in writing on or before the date of this Agreement, any information regarding any event, circumstance or action taken or failed to be taken since September 30, 2006 within the knowledge of Spectrum and not within the knowledge of Vecima as at the date of this Agreement which could reasonably be expected to have a Material Adverse Effect on Spectrum. Without limitation, except as disclosed in writing to Vecima on or before the date of this Agreement and except as set forth in the Spectrum Disclosure Documents that have been filed before the date of this Agreement pursuant to applicable Laws, since September 30, 2006:
(i)	except as contemplated pursuant to this Agreement, none of Spectrum nor any of the Spectrum Subsidiaries has incurred any liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) that, either individually or in the aggregate, are Material to Spectrum and the Spectrum Subsidiaries, taken as a whole, except those incurred in the ordinary course of business and consistent with past practices;

(ii)	there have been no Claims, actions, proceedings, suits, investigations or reviews and, to the best of Spectrum’s knowledge, no facts or conditions have arisen which may reasonably be expected, individually or in the aggregate, to be a proper basis for Claims, actions, proceedings, suits, investigations or reviews, commenced or, to the best of the knowledge of Spectrum, threatened against Spectrum or the Spectrum Subsidiaries or any of their properties by or before any Governmental Entity that, either individually or in the aggregate, if adversely determined would have a Material Adverse Effect on Spectrum, nor is Spectrum aware of any basis for any such claim, action, proceeding, suit, investigation or review; and

(iii)	none of Spectrum nor the Spectrum Subsidiaries nor any of their respective properties has been the subject of a judgment, order, writ, injunction or decree that has had, or could reasonably be expected to have, a Material Adverse Effect on Spectrum.

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(j) Property. Each of Spectrum and the Spectrum Subsidiaries has good and sufficient right and title to or is entitled to the benefits of all of its properties and assets (real and personal, tangible and intangible, including leasehold interests) including all the properties and assets reflected in the balance sheets forming part of the Spectrum Financial Statements, except as indicated in the notes thereto, together with all additions thereto and less all dispositions thereof in the ordinary course of business consistent with past practice, and such properties and assets are not subject to any Encumbrance or defect in title of any kind except those Encumbrances expressly permitted by the terms of any financing or security agreement to which Spectrum or the Spectrum Subsidiaries is a party or as is reflected in the balance sheets forming part of the Spectrum Financial Statements and in the notes thereto and except where the failure to have such title, or the existence of such Encumbrance or defects in title, individually or in the aggregate, would not have a Material Adverse Effect on Spectrum. Each of Spectrum and the Spectrum Subsidiaries may enter into and upon and hold and enjoy the properties owned or leased by it for the residue of such properties’ respective terms for its own use and benefit without any lawful interruption of or by any other person.
(k) Intellectual Property. Except as disclosed in the Spectrum Disclosure Letter, or except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect on Spectrum,
(i)	Spectrum and the Spectrum Subsidiaries own and possess all right, title and interest, or are validly licensed or have retained the rights to use (and are not in material breach of such licences) all Proprietary Rights that are necessary to the conduct of the business, as currently conducted, of Spectrum and the Spectrum Subsidiaries taken as a whole;

(ii)	all Proprietary Rights are sufficient for conducting the business, as currently conducted, of Spectrum and the Spectrum Subsidiaries taken as a whole;

(iii)	Section 1.2(l) of the Spectrum Disclosure Letter sets forth a complete and correct list of all of the following owned by Spectrum: (i) patented or registered Proprietary Rights, including Internet domain name registrations; (ii) pending patent applications or other applications for registration of Proprietary Rights; (iii) trade names and corporate names; and (iv) all computer software owned by and distributed or maintained by Spectrum (excluding any computer software developed by or on behalf of Spectrum to be transferred to a Spectrum client, pursuant to the terms of an agreement with such client) (collectively, “Company Software”), listed by major point release;

(iv)	Section 1.2(m) of the Spectrum Disclosure Letter sets forth a list that is complete and correct in all material respects, but excluding computer software licences that are available off the shelf on commercial terms, of all of the following: (A) computer software licences or similar agreements or arrangements between Spectrum and third parties through which Spectrum embeds, integrates, bundles, redistributes, resells or otherwise sublicences such software (“Third Party Software”), including a description of the relationship of such Third Party Software to the Company Software and the percentage of Company Software license and support fees paid to the licensor of such Third Party Software; (B) all computer software licences or similar agreements or arrangements used by Spectrum to support the development of Computer Software (“Development Software”); (C) all computer software licences or similar agreements or

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arrangements relating to information technology used in the operations of the Company (“IT Software”) for which the Company paid more than $25,000 in the aggregate in license fees or pays more than $10,000 in annual support fees; (D) all other licences or similar agreements or arrangements, in effect as of the date hereof, in which Spectrum is a licensee of Proprietary Rights that are necessary to conduct the business of Spectrum and the Spectrum Subsidiaries as currently conducted; (E) other than customer contracts entered into in the ordinary course of business and standard “affiliate” agreements wherein such affiliates have no right to directly license Computer Software to customers, all licences or similar agreements or arrangements in which Spectrum is a licensor of Proprietary Rights; and (F) all other agreements or similar arrangements, in effect as of the date hereof, relating to the use of Proprietary Rights by Spectrum that are necessary to conduct the business of Spectrum and the Spectrum Subsidiaries as currently conducted;

(v)	(A) Spectrum has a valid and enforceable right to use, pursuant to the agreements set forth in Sections 1.2(l) and 1.2(m) of the Spectrum Disclosure Letter, or otherwise owns and possesses all right, title and interest in and to all, or has the lawful right to use, other Proprietary Rights necessary for the operation of the business as currently conducted, of Spectrum and the Spectrum Subsidiaries, free and clear of all Liens (collectively, the “Company Proprietary Rights”); and (B) Spectrum has not licensed any Company Proprietary Rights to any third party on an exclusive basis;

(vi)	(A) to the best of Spectrum’s knowledge, the operation of Spectrum’s business as currently conducted does not infringe, misappropriate or otherwise conflict with, any Proprietary Rights of any third party; (B) Spectrum is not aware of any facts which indicate a likelihood of the foregoing; (C) Spectrum has not received any notices regarding any of the foregoing (including any demands or offers to license) or any requests for indemnification from customers); and (D) Spectrum has neither requested nor received any opinions of counsel related to the foregoing;

(vii)	(A) to the best of Spectrum’s knowledge, and except for rights that have been granted or created for a specific term, no loss or expiration of any of the Company Proprietary Rights is threatened, pending or reasonably foreseeable; (B) to the best of Spectrum’s knowledge, all of the Company Proprietary Rights are valid and enforceable and none of the Company Proprietary Rights has been misused; (C) no claim by any third party contesting the validity, enforceability, use or ownership of any of the Company Proprietary Rights has been made, is currently outstanding and to the best of Spectrum’s knowledge no claim is threatened, and there are no grounds for the same; (D) the Company has taken all commercially reasonable action, consistent with commonly accepted industry practices, to maintain and protect all of the Company Proprietary Rights that are necessary for the conduct of the business of Spectrum and the Spectrum Subsidiaries as currently conducted; and (E) Spectrum has not disclosed or allowed to be disclosed any of its trade secrets or confidential information to any third party other than pursuant to a written confidentiality agreement or otherwise in a manner that is materially prejudicial to the business of Spectrum and the Spectrum Subsidiaries as currently conducted;

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(viii)	to the best of Spectrum’s knowledge, no third party has infringed, misappropriated or otherwise conflicted with any of the Company Proprietary Rights and Spectrum is not aware of any facts that indicate a likelihood of the foregoing;

(ix)	the Company Software, including any embedded or integrated Third Party Software, does not contain any open source or freeware and the sale or licensing of the Company Software in the ordinary course of business is not governed, in whole or in part, by the terms of the GNU General Public License or any other licence requiring Spectrum to disclose source code to any of the Company Software and any other software for which a reasonably prudent Person would hold in confidence;

(x)	(A) only the object code relating to any Company Software has been disclosed to any Person (except to a source code escrow agent for the benefit of customers in the ordinary course of business); (B) no Person has asserted any right to access any source code for any Company Software, including pursuant to any source code escrow agreement; and (C) no source code licensed to Persons as disclosed in the Spectrum Disclosure Letter is material to the business of Spectrum and the Spectrum Subsidiaries as currently conducted;

(xi)	all Proprietary Rights that are necessary for the conduct of business of Spectrum and the Spectrum Subsidiaries as currently conducted, including Company Software, owned by Spectrum or the Spectrum Subsidiaries, were: (i) developed or acquired by employees of the Company working within the scope of their employment; (ii) developed or acquired by officers, directors, agents, consultants, contractors, subcontractors or others who have executed appropriate instruments of assignment in favour of Spectrum as assignee that have conveyed to Spectrum ownership of all of such Person’s rights in the Proprietary Rights relating to such developments; or (iii) acquired in connection with any purchase or other acquisition in which Spectrum or a Spectrum Subsidiary obtained appropriate representations, warranties and indemnities from the transferring party relating to the title to such Proprietary Rights;

(xii)	to the best of Spectrum’s knowledge, (A) there are no defects in any of the Company Software that would prevent the same from performing substantially in accordance with its user specifications and (B) there are no viruses, worms, Trojan horses or similar programs in any of the Company Software. Spectrum is in possession of the source code and object code for all Company Software, Third Party Software, Development Software and IT Software, to the extent necessary for the conduct of the business, as currently conducted, of Spectrum and the Spectrum Subsidiaries;

(xiii)	the computer software, computer firmware, computer hardware (whether general purpose or special purpose), and other similar or related items of automated, computerized and/or software system(s) that are used or relied on by Spectrum and the Spectrum Subsidiaries in the conduct of its business is sufficient in all material respects for the current needs of such business;

(xiv)	Spectrum has collected, used, imported, exported and protected all personally identifiable information, and other information relating to individuals that is protected by law, in

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accordance with the privacy policies of Spectrum and in accordance with applicable law, including by entering into agreements, where applicable, governing the flow of such information across national borders;

(xv)	the hardware, software and firmware, processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as currently conducted, of Spectrum and the Spectrum Subsidiaries taken as a whole (collectively, the “Technology”), are sufficient for conducting the business, as currently conducted, of Spectrum and its Subsidiaries taken as a whole;

(xvi)	Spectrum and the Spectrum Subsidiaries own or have validly licensed (and are not in material breach of such licences) the Technology and have commercially reasonable virus protection and security measures in place in relation to the Technology;

(xvii)	Spectrum and the Spectrum Subsidiaries have commercially reasonable back-up systems and a disaster recovery plan for the continuing availability of functionality provided by the Technology to the extent such functionality is required, and have ownership of or a valid licence to the intellectual property rights necessary to allow them to continue to provide adequate functionality provided by the Technology where such continuing availability and functionality is required, in the event of any malfunction of the Technology or other form of disaster affecting the Technology;

(xviii)	for purposes of this Schedule 2, “Proprietary Rights” means all of the following in any jurisdiction throughout the world: (i) patents, patent applications and patent disclosures; (ii) trademarks, service marks, trade dress, trade names, corporate names, logos and slogans (and all translations, adaptations, derivations and combinations of the foregoing) and Internet domain names, together with all goodwill associated with each of the foregoing; (iii) copyrights and copyrightable works; (iv) registrations and applications for any of the foregoing; (v) trade secrets and confidential information (including inventions, ideas, formulae, compositions, know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, financial, business and marketing plans, and customer and supplier lists and related information); (vi) computer software and software systems (including data, source code and object code, databases and related documentation); and (vi) all other intellectual property.
(l) Tax Matters. Each of Spectrum and the Spectrum Subsidiaries has filed all Tax Returns required to be filed by it (and such returns are true, complete and correct in all material respects), has paid in full on a timely basis all Taxes that are imposed under any laws or by any relevant taxing authority that are due and payable including those shown to be payable in such Tax Returns and has made adequate provision in the Spectrum Financial Statements for the payment of all Taxes not then due and payable or on subsequent assessments with respect thereto and no other Taxes are payable by Spectrum or the Spectrum Subsidiaries with respect to the items or time periods covered by the returns, other than any Taxes the failure to pay (or to pay on a timely basis) which would not, individually or in the aggregate, result in a Material Adverse Effect on Spectrum. Each of Spectrum and the Spectrum Subsidiaries has made adequate and timely payment of instalments of the Taxes for the taxation period ending on or immediately before the Effective Date. With respect to any taxation period up to and including the

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Effective Date for which Tax Returns have not yet been filed or for which Taxes or instalments of Taxes are not yet due and payable, each of Spectrum and the Spectrum Subsidiaries has only incurred liabilities for Taxes in the ordinary course of its business consistent with past practice. Each of Spectrum and the Spectrum Subsidiaries has withheld and collected all Taxes required to have been collected by it, and has duly and timely remitted to the appropriate authority all amounts in respect of such Taxes required to be remitted by it, other than any Taxes the failure to remit (or to remit on a timely basis) which would not, individually or in the aggregate, result in a Material Adverse Effect on Spectrum. Except as disclosed in the Spectrum Disclosure Letter, there are no outstanding waivers of any limitation periods or agreements providing for an extension of time for the filing of any tax return or the payment of any Taxes. No deficiencies exist or have, to the best of Spectrum’s knowledge, been asserted by any taxation authority with respect to Taxes of Spectrum or the Spectrum Subsidiaries, neither Spectrum nor any of the Spectrum Subsidiaries is a party to any action or proceeding or assessment or collection of Taxes, nor has any such event been, to the best of Spectrum’s knowledge, asserted or threatened against Spectrum nor any of the Spectrum Subsidiaries or any of their respective assets and, to the best of Spectrum’s knowledge, as of the date of this Agreement none of Spectrum or the Spectrum Subsidiaries is subject to any assessments, penalties or levies with respect to Taxes that will result in any liability on its part in respect of any period ending on or before the Effective Date in excess of the amount provided for in the financial statements referred to above. Except as disclosed in the Spectrum Disclosure Letter, to the knowledge of Spectrum and the Spectrum Subsidiaries, no audit, investigation, assessment or reassessment of Taxes is reasonably anticipated or imminent. Except as disclosed in the Spectrum Disclosure Letter, each of Spectrum and the Spectrum Subsidiaries has prepared and maintains all books, records and documentation required by applicable Tax laws, including documentation in respect of transfer pricing. Neither Spectrum nor any Spectrum Subsidiary has entered into any arrangement pursuant to which it has assumed liability for the payment of Taxes owing by any Person.
(m) Environmental Laws. Except as disclosed in the Spectrum Disclosure Letter, Spectrum and the Spectrum Subsidiaries (and their respective businesses and operations):
(i)	are, to the best of their knowledge, in compliance with all applicable Environmental Laws and Environmental Approvals in Canada and in other applicable foreign jurisdictions with environmental regulatory jurisdiction over Spectrum or the Spectrum Subsidiaries; and

(ii)	have obtained all Environmental Approvals that are required to carry on their respective businesses and operations under all applicable Environmental Laws;
except where non-compliance with such Environmental Laws or Environmental Approvals or failure to obtain those Environmental Approvals could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spectrum.
(n) Environmental Compliance. Except as disclosed in the Spectrum Disclosure Letter, before the date of this Agreement none of Spectrum nor any of the Spectrum Subsidiaries has, with respect to its businesses and operations, at any time received any written notice, written notice of default, order, summons, or notice of judgment or commencement of proceedings of any nature related to any material breach, liability or remedial action (or alleged material breach, liability or remedial action) arising under the Environmental Laws and Environmental Approvals that could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spectrum, and neither of Spectrum nor any

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of the Spectrum Subsidiaries have (with respect to such businesses and operations) at any time given any written undertakings with respect to remedying any breach of, or liability under, Environmental Laws that have not been duly performed, which breach or liability could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Spectrum.
(o) Books and Records. The corporate records and minute books of Spectrum and the Spectrum Subsidiaries have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects.
(p) Insurance. Based on the claims history of Spectrum and the Spectrum Subsidiaries, the policies of insurance in force as of the date hereof naming Spectrum and the Spectrum Subsidiaries as insureds adequately cover all risk reasonably and prudently foreseeable in the operation and conduct of their respective businesses for which, having regard to the nature of such risk and the relative cost of obtaining insurance, it is in the opinion of Spectrum, acting reasonably, prudent to seek insurance rather than provide for self-insurance. All such policies of insurance will remain in force and effect and will not be cancelled or otherwise terminated prior to the Effective Time as a result of the transactions contemplated hereby.
(q) Employment Agreements. Except as disclosed in the Spectrum Disclosure Letter, (a) neither Spectrum nor any Spectrum Subsidiary has any written or oral employment, service or consulting agreement relating to any one or more individuals, which are not terminable upon reasonable notice as required by applicable Law, and (b) there are no special arrangements or commitments with respect to the continuation of employment or payment of any particular amount upon termination of employment or change of control of Spectrum.
(r) Pension and Employee Benefits. Except as disclosed in the Spectrum Disclosure Letter, neither Spectrum nor any Spectrum Subsidiary has, or is subject to, any present or future obligation or liability under, any pension plan, deferred compensation plan, retirement income plan, stock option or stock purchase plan, profit sharing plan, bonus plan or policy, employee group insurance plan, program policy or practice, formal or informal, with respect to its employees, and Spectrum and each of the Spectrum Subsidiaries has:
(i)	complied with all applicable Laws relating to wages, fringe benefits and the payment of withholding and similar taxes;

(ii)	complied with all applicable provisions of applicable Laws dealing with employees and employee pension and other benefit plans;

(iii)	made all filings required to be made in connection with employee benefit plans; and

(iv)	made all contributions to any employee benefit plans that it is required to make on or before the date hereof, the omission of which would have a Material Adverse Effect on Spectrum.
(s) Material Agreements. Except as described in the Spectrum Disclosure Letter, there are (i) no agreements to which Spectrum or the Spectrum Subsidiaries are bound or (ii) licences, leases, permits, authorities and permissions held by Spectrum or the Spectrum Subsidiaries, which are material to the

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conduct of Spectrum’s business or the business of the Spectrum Subsidiaries. Except as disclosed in the Spectrum Disclosure Letter, no approval or consent of any person is needed in order that any material agreements or licences of Spectrum continue in full force and effect following consummation of the transactions contemplated hereby. All Contracts constitute valid and binding obligations of Spectrum or the Spectrum Subsidiaries and the other parties to those contracts and licences enforceable by Spectrum or the Spectrum Subsidiaries against those other parties in accordance with their respective terms (subject to bankruptcy, insolvency, fraudulent transfer and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity) and are in full force and effect. There is no pending or, to the knowledge of Spectrum or the Spectrum Subsidiaries, threatened, cancellation or termination, existing default, or event, condition or occurrence which, after notice or lapse of time, or both, would constitute a default of or under any Contract to which Spectrum or the Spectrum Subsidiaries is a party or otherwise bound which would have a Material Adverse Effect on Spectrum.
(t) Compliance with Applicable Laws. To the best of its knowledge, Spectrum has complied with all applicable Laws in connection with this Agreement and the transactions contemplated hereby.
(u) Non-Arm’s Length Agreements. Other than:
(i)	as referred to in the Spectrum Disclosure Letter; or

(ii)	as set forth in a list provided to Vecima in writing, and copies of which agreements were provided to Vecima, there is no agreement entered into by Spectrum or the Spectrum Subsidiaries with any person (other than Spectrum or the Spectrum Subsidiaries) that is not at “arm’s length” with Spectrum (within the meaning of that expression in the ITA).
(v) Brokers and Finders; Advisory Fees. Except as disclosed in the Spectrum Disclosure Letter, no broker, investment banker, financial advisor or other person, is entitled to any broker’s, finder’s or financial advisor’s fee based upon arrangements made by or on behalf of Spectrum in respect of the Transaction. The Spectrum Disclosure Letter contains true and complete copies of all agreements under which all such fees and expenses are payable, and all indemnification and other agreements related thereto.
(w) Transaction Expenses. The Spectrum Disclosure Letter sets forth the aggregate estimated amount of costs, fees and expenses incurred or which may be incurred by Spectrum or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement and the Transactions contemplated hereby at any time prior to or at the Effective Time, including, but not limited to, those of the financial advisor and counsel to Spectrum and the amount of any compensation or remuneration of any kind or nature which is or may become payable to any current or former employee, officer or director of Spectrum, in whole or in part, by reason of the execution and delivery of this Agreement or the consummation of the Transactions.
(x) No “Collateral Benefit” Under OSC Rule. To the knowledge of Spectrum, no related party of Spectrum (within the meaning of OSC Rule 61-501 — Insider Bids, Issuer Bids, Business Combination and Related Party Transactions) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Spectrum Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such Rule) as a consequence of the Transaction.

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(y) Reporting Status and Securities Law Matters. Spectrum is a reporting issuer under applicable Canadian Securities Laws and is not in default of any continuous disclosure requirements thereunder. Spectrum is a foreign private issuer under United States federal Securities Laws and is not in material default of any requirements of any applicable United States Securities Laws. The documents or information filed by Spectrum under applicable Securities Laws did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading in light of the circumstances in which they are made. Except as disclosed in the Spectrum Disclosure Letter, no delisting, suspension of trading in or cease trading order with respect to any securities of Spectrum, and, to the knowledge of Spectrum, no inquiry, review or investigation (formal or informal) of any Securities Regulator, the United States Securities and Exchange Commission, the TSX or NASDAQ, is in effect or ongoing or, to the knowledge of Spectrum, expected to be implemented or undertaken.
(z) Circular. The Circular on the date mailed to the Spectrum Shareholders and at the date of the Spectrum Meeting will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by Spectrum with respect to statements made therein based on information supplied by Vecima in writing expressly for inclusion in the Circular. The Circular will comply as to form in all material respects with the provisions of applicable Securities Laws.
(aa) Litigation. Except as set forth in the Spectrum Disclosure Letter, there are no claims, actions, suits or proceedings pending or, to the knowledge of Spectrum, threatened, against Spectrum or the Spectrum Subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws, which Claim, action, suit or proceeding involves a possibility of any judgement against or liability of Spectrum or the Spectrum Subsidiaries which would reasonably be expected to have a Material Adverse Effect on Spectrum or to prevent or materially delay the consummation of the Transaction. Neither Spectrum nor the Spectrum Subsidiaries nor their respective assets or properties is subject to any outstanding judgement, order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on Spectrum or to prevent or materially delay the consummation of the Transaction.
(bb) Employee Stock Purchase Plan. Spectrum has no outstanding obligations, commitments or liabilities (contingent or otherwise) in respect of the Employee Stock Purchase Plan adopted by it on November 1, 1999.

SCHEDULE 3 — REPRESENTATIONS AND WARRANTIES OF VECIMA
Vecima hereby represents and warrants to Spectrum (and acknowledges that Spectrum is relying upon such representations and warranties in connection with entering into this Agreement) as set forth below:
(a) Organization and Qualification. Vecima is validly existing as a company under the Canada Business Corporations Act (Canada) and has all necessary corporate power and authority to own its property and conduct its business as currently owned and conducted. Vecima and the Vecima Subsidiaries are duly qualified to carry on business in each jurisdiction in which the character of their assets or the nature of their activities makes such qualification necessary, except where the failure to be so qualified will not have a Material Adverse Effect on Vecima. Vecima is a taxable Canadian corporation for purposes of the ITA.
(b) Capitalization. The authorized capital of Vecima consists of an unlimited number of Vecima Shares and an unlimited number of Preferred shares. As at 4:30 p.m., Vancouver Time, on February 15, 2007: (i) 22,490,337 Vecima Shares and no Preferred shares are issued and outstanding as fully paid and non-assessable shares in the capital of Vecima; and (ii) options to purchase 631,620 Vecima Shares are outstanding under Vecima’s share option plan. Except for such options or as contemplated herein, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Vecima to issue or sell any securities of Vecima or securities or obligations of any kind convertible into or exchangeable for any securities of Vecima.
(c) Subsidiaries. The Vecima Subsidiaries have been duly formed and organized and are validly existing under applicable law and have full power to own their property and conduct their businesses as currently owned and conducted. All of the outstanding shares and other ownership interests of the Vecima Subsidiaries are validly issued, fully paid and non-assessable and all securities and other ownership interests owned directly or indirectly by Vecima are owned free and clear of all Encumbrances. There are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating Vecima or the Vecima Subsidiaries to issue, sell or acquire any securities of a Vecima Subsidiary or securities or obligations of any kind convertible into or exchangeable for securities or other ownership interests of a Vecima Subsidiary.
(d) Authority and Enforceability. Vecima has the requisite corporate power and authority to enter into this Agreement and all documents and agreements contemplated herein to which it is or will be a party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement by Vecima and the consummation by Vecima of the transactions contemplated by this Agreement, including, without limitation, the payment for Spectrum Shares under the Arrangement, have been duly authorized by all requisite corporate action on the part of Vecima. This Agreement has been duly executed and delivered by Vecima and constitutes a legal, valid and binding obligation of Vecima, enforceable against Vecima by Spectrum in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.
(e) No Violation. Except for the requirement to obtain the approvals disclosed in Schedule 5, the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the

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acceleration of any obligation of Vecima or the Vecima Subsidiaries under (i) any Material Contract of Vecima, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of Vecima, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over Vecima, or (iv) any applicable Law. Except as disclosed in Schedule 5, no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by Vecima in connection with the execution and delivery of this Agreement or the consummation by Vecima of the Arrangement.
(f) Vecima Shares. The Vecima Shares required to be issued pursuant to the Arrangement will be duly authorized and validly issued by Vecima as fully paid and non-assessable shares and, subject to Vecima having obtained all orders and approvals required from applicable Governmental Entities to permit the issuance, listing and first resale of the Vecima Shares, will be freely tradable under applicable Securities Laws in Canada (other than, with respect to such first resales, any restrictions on transfer or conditions to be satisfied by reason of, among other things, the application of section 2.6 of Multilateral Instrument 45-102 and equivalent provisions, and a holder being a “control person” for the purposes of applicable Securities Laws). The Vecima Shares to be issued upon the exercise of Vecima Replacement Options and Vecima Replacement Warrants have been duly authorized and, when issued upon the exercise of such options or warrants and payment in full of the relevant exercise price, will be validly issued by Vecima as fully paid and non-assessable shares and, subject to Vecima having obtained all orders and approvals required from applicable Governmental Entities to permit the issuance, listing and first resale of the Vecima Shares, will be freely tradable under applicable Securities Laws in Canada (other than, with respect to such first resales, any restrictions on transfer or conditions to be satisfied by reason of, among other things, the application of section 2.6 of Multilateral Instrument 45-102 and equivalent provisions, and a holder being a “control person” for the purposes of applicable Securities Laws).
(g) United States Tax. (i) Vecima has no plan or intention to reacquire any of the Vecima Shares issued pursuant to the Plan of Arrangement, but it does at the date of this Agreement have in place a normal course issuer bid through the facilities of the TSX under which it may acquire up to a further 474,400 Vecima Shares on or before October 31, 2007 and, accordingly, it is possible, if a former Spectrum Shareholder who receives Vecima Shares pursuant to the Arrangement tenders those shares to Vecima’s normal course issuer bid, that Vecima could reacquire some of the Vecima Shares issued pursuant to the Plan of Arrangement; (ii) Vecima has no plan or intention to sell or otherwise dispose of the assets of Spectrum acquired in the Transaction, except for dispositions made in the ordinary course of business or transfer to corporations controlled by Vecima as described in section 368(a)(2)(c) of the United States Internal Revenue Code; and (iii) following the Transaction, Vecima will continue the historic business of Spectrum or use a significant portion of Spectrum’s historic business assets in a business.
(h) Actions. There are no Claims, actions, proceedings, suits, investigations or reviews pending or, to the best of the knowledge of Vecima, threatened, against Vecima or affecting any of Vecima’s properties or assets by or before any domestic or foreign government, court or tribunal or government department, agency or other regulatory authority or administrative agency or commission or any elected or appointed public official or existing facts or conditions which may reasonably be expected, individually or in the aggregate, to be a proper basis for Claims, actions, proceedings, suits, investigations or reviews that,

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either individually or in the aggregate, could prevent or hinder the consummation of the Transaction, including, without limitation, the payment for Vecima Shares thereunder.
(i) Financial Statements. The audited financial statements of Vecima prepared on a consolidated basis, for and as at the year ended June 30, 2006, the year ended June 30, 2005 and the year ended June 30, 2004, have been prepared in accordance with GAAP applied on a consistent basis and fairly present the consolidated financial position of Vecima and the Vecima Subsidiaries as at the respective dates thereof and the consolidated results of their operations and the changes in their financial position for the periods indicated therein.
(j) Absence of Certain Changes or Events. Since September 30, 2006, except as contemplated by this Agreement:
(i)	each of Vecima and the Vecima Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice;

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Vecima and the Vecima Subsidiaries, taken as a whole, has been incurred other than in the ordinary course of business consistent with past practice;

(iii)	there has not been any Material Adverse Change with respect to Vecima; and

(iv)	as of the date of this Agreement, there are no material change reports filed on a confidential basis with any Securities Regulator which remain confidential.
(k) Reporting Status and Securities Law Matters. Vecima is a reporting issuer under applicable Canadian Securities Laws and is not in default of any continuous disclosure requirements thereunder. The documents or information filed by Vecima under applicable Securities Laws did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading in light of the circumstances in which they are made. No delisting, suspension of trading in or cease trading order with respect to any securities of Vecima, and, to the knowledge of Vecima, no inquiry, review or investigation (whether formal or informal) of any of the Securities Regulators or the TSX, is in effect or ongoing or, to the knowledge of Vecima, expected to be implemented or undertaken. The Vecima Shares are currently listed on the TSX and Vecima is not in default of any requirements of the TSX in connection with such listing.

SCHEDULE 4 – FORM OF SPECTRUM ARRANGEMENT RESOLUTION
1. the Arrangement under Section 288 of the Business Corporations Act (British Columbia) set forth in the Plan of Arrangement attached as an Appendix to the Information Circular of Spectrum Signal Processing Inc. (“Spectrum”) accompanying the Notice of Meeting is authorized and approved;
2. the arrangement agreement between Spectrum and Vecima Networks Inc. dated February 16, 2007 (the “Arrangement Agreement”), the actions of the directors of Spectrum in approving the Arrangement Agreement and the actions of the officers of Spectrum in executing and delivering the Arrangement Agreement and any amendments thereto are hereby confirmed, ratified, authorized and approved;
3. notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Spectrum or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Spectrum are hereby authorized and empowered without further approval of the shareholders of Spectrum (a) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (b) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement; and
4. any one or more of the directors and officers of Spectrum are authorized and directed to perform all such acts, deeds and things, and to execute, under the seal of Spectrum or otherwise, all such documents and writings, including articles of arrangement, as may be necessary or desirable to give effect to the Arrangement Agreement, the Plan of Arrangement or this resolution.

SCHEDULE 5 – REQUIRED CONSENTS AND APPROVALS
1.	TSX listing approval of the Vecima Shares issuable in connection with the Transaction.

2.	U.S. National Security Consents.

3.	Approval of the Plan of Arrangement by the Supreme Court of British Columbia.

4.	Those applications or orders which are deemed reasonably necessary by outside counsel to Vecima in order to qualify for exemptions from the statutes of individual U.S. states so as to allow the legal issuance of Vecima Shares to residents of such states.

APPENDIX D
FAIRNESS OPINION OF CIBC

D-1

CIBC WORLD MARKETS INC. Commerce Place 1200 – 400 Burrard Street Vancouver, BC V6C 3A6
February 16, 2007
The Board of Directors
Spectrum Signal Processing Inc.
300 – 2700 Production Way
Burnaby, B.C.
V5A 4X1
To the Board of Directors:
CIBC World Markets Inc. (“CIBC World Markets”, “we” or “us”) understands that Spectrum Signal Processing Inc. (“Spectrum” or the “Company”) and Vecima Networks Inc. (“Vecima”) have entered into an arrangement agreement (the “Arrangement Agreement”) dated the date hereof. The Arrangement Agreement provides for the acquisition (the “Proposed Transaction”) of Spectrum by Vecima, by way of plan of arrangement under the Business Corporations Act (British Columbia), pursuant to which holders (“Spectrum Shareholders”) of Spectrum common shares (“Spectrum Shares”) shall receive, at the option of each holder of Spectrum Shares, for each Spectrum Share, (a) $0.8939 in cash per Spectrum Share, (b) 0.0889 of a common share of Vecima (“Vecima Shares”) or (c) a combination of cash and Vecima Shares, subject to pro-ration as described below (the “Consideration”).
There will be a maximum of $10,075,000, plus an additional $0.50 for each Spectrum Share issued prior to the Effective Time on exercise of Spectrum Options or Spectrum Warrants, paid in cash in the aggregate, and, if more than such amount in cash payments is elected, then the cash will be pro-rated. There will be a maximum number of 820,000 Vecima Shares, plus an additional 0.04 of a Vecima Share for each Spectrum Share issued prior to the Effective Time on exercise of Spectrum Options or Spectrum Warrants, paid in Vecima Shares, and, if more than such number of shares is elected, the Vecima Shares will be pro-rated. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Arrangement Agreement.
The completion of the Arrangement will be conditional upon, among other things, approval by at least three-quarters of the votes cast by the holders of Spectrum Shares at a special meeting of Spectrum to be held on or about April 20, 2007 (the “Special Meeting”).
We understand that the Company has engaged PricewaterhouseCoopers (“PWC”) as financial advisor in connection the Proposed Transaction and that pursuant to the PWC engagement, PWC managed a sale process for the Company.
Engagement of CIBC World Markets
By letter agreement dated February 2, 2007 (the “Engagement Agreement”), Spectrum retained CIBC Mid-Market Investment Banking (“CIBC MMIB”), a division of Canadian Imperial Bank of

Commerce, to act as a financial advisor to Spectrum and its board of directors (the “Board of Directors”) in connection with the Proposed Transaction. Pursuant to the Engagement Agreement, Spectrum has requested that CIBC MMIB, through its affiliate, CIBC World Markets, prepare and deliver to the Board of Directors a written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the consideration offered to Spectrum Shareholders pursuant to the Proposed Transaction.
CIBC MMIB will be paid a fee for rendering the Opinion. In addition, the Company has agreed to reimburse CIBC MMIB for its reasonable out-of-pocket expenses and to indemnify CIBC MMIB and its affiliates in respect of certain liabilities that might arise out of the engagement.
Credentials of CIBC World Markets
CIBC World Markets is one of Canada’s largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC World Markets and the form and content herein have been approved for release by a committee of our managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.
Scope of Review
In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:
i)	the Arrangement Agreement;

ii)	Spectrum’s annual reports to shareholders and Forms 20-F, including the Company’s audited consolidated financial statements and management’s discussion and analyses contained therein, for the fiscal years ended December 31, 2003, 2004 and 2005;

iii)	Spectrum’s quarterly interim reports, including the Company’s unaudited financial statements and management’s discussion and analyses contained therein, for three, six, nine and twelve months ended December 31, 2006;

iv)	Spectrum’s proxy circulars and annual information forms for the fiscal years ended December 31, 2003, 2004 and 2005;

v)	Press releases of Spectrum from January 1, 2002 to February 15, 2007;

vi)	Document titled “Confidential Information Summary” dated November 2006, prepared by Spectrum’s management and PWC;

vii)	certain internal financial, operational, business and other information concerning Spectrum that was prepared or provided by the management of Spectrum, including internal operating and financial budgets and projections prepared by Spectrum’s management;

viii)	certificates addressed to us, dated as of the date hereof, from two senior officers of Spectrum as to the completeness and accuracy of the information provided to us by them;

2

ix)	Vecima’s final prospectus dated November 3, 2005 relating to the initial public offering and secondary offering of Vecima’s common shares;

x)	Vecima’s annual report to shareholders, including Vecima’s audited consolidated financial statements and management’s discussion and analyses thereon, for the fiscal year ended June 30, 2006;

xi)	Vecima’s annual information form for the fiscal year ended June 30, 2006;

xii)	Vecima’s quarterly interim reports, including the unaudited interim financial statements and management’s discussion and analyses thereon, for the fiscal quarters ending September 30, 2006 and December 31, 2006;

xiii)	trading statistics and selected financial information of Spectrum, Vecima, other selected public entities and comparable acquisition transactions considered by us to be relevant;

xiv)	various reports published by equity research analysts and industry sources regarding Spectrum, Vecima and other publicly-traded entities, to the extent deemed relevant by us; and

xv)	such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.
In addition, we have participated in discussions with members of the senior management of Spectrum regarding Spectrum’s mergers and acquisition activities since July 2003, past and current business operations, financial conditions and future prospects. We have also participated in discussions with members of the senior management of Vecima regarding Vecima’s past and current business operations, financial conditions and future prospects. We have also participated in discussions with McCarthy Tetrault LLP, legal counsel to Spectrum, and PWC regarding the Proposed Transaction, the Arrangement Agreement and related matters.
Assumptions and Limitations
Our Opinion is subject to the assumptions, explanations and limitations set forth below.
We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of Spectrum, Vecima or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.
With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by Spectrum, Vecima or their respective representatives or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. Without limiting the foregoing, we have not met with the independent auditors of Spectrum or Vecima and we have relied upon and assumed the accuracy and fair presentation of Spectrum’s and Vecima’s respective audited financial statements and the reports of the auditors thereon.

3

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning Spectrum and Vecima and relied upon in our analysis, we have assumed (subject to the exercise of our professional judgment) that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of Spectrum’s and Vecima’s management having regard to their respective businesses, plans, financial conditions and prospects.
We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with the terms of the Arrangement Agreement and all applicable laws.
Spectrum has represented to us, in a certificate of two senior officers of Spectrum, dated as at the date hereof, among other things, that the information, data and other materials provided to us by or on behalf of Spectrum, including the written information and discussions concerning Spectrum referred to above under the heading “Scope of Review” (collectively, the “Spectrum Information”), are complete and correct at the date Spectrum Information was provided to us and that, since that date there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Spectrum or any of its subsidiaries and no material change has occurred in the Spectrum Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.
Except as expressly noted above under the heading “Scope of Review”, we have not conducted any investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Spectrum, Vecima or any of their respective affiliates.
We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.
Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Spectrum and Vecima as they are reflected in the information, data and other materials provided to us by or on behalf of Spectrum and Vecima, respectively, or otherwise obtained by us from public sources, and as they were represented to us in our discussions with management of Spectrum and Vecima, respectively. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.
The Opinion has been provided to the Board of Directors for their exclusive use only and may not be published, disclosed to any other person, relied upon by any other person, or used by the Board of Directors for any other purpose, without the prior written consent of CIBC World Markets. Our Opinion is not to be construed as a recommendation to any person as to how to vote at the Special Meeting, or as an opinion concerning the trading price or value of the Vecima Shares following the announcement or completion of the Proposed Transaction.

4

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.
Opinion
Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration offered to the Spectrum Shareholders pursuant to the Proposed Transaction is fair, from a financial point of view, to the Spectrum Shareholders.
Yours very truly,
/s/ CIBC WORLD MARKETS

5

APPENDIX E
INFORMATION CONCERNING VECIMA
Vecima Networks Inc.
Vecima is a Canadian company, originally founded in Saskatoon, Saskatchewan in 1988. In the 19 years since Vecima’s inception, it has grown from three employees to 662 as of March 1, 2007. Vecima completed the initial public offering of Vecima Shares and their concurrent listing on the Toronto Stock Exchange in November 2005.
Vecima designs, manufactures and sells products that enable broadband access to cable, wireless and telephony networks. Embedded software developed by Vecima enables Vecima-designed hardware devices to meet the complex requirements of next generation high-speed digital networks. Service providers use Vecima’s solutions to deliver services to a converging worldwide broadband market, including what are commonly known as “triple play” (voice, video and data) and “quadruple play” (voice, video, data and wireless) services. Vecima’s solutions allow service providers to rapidly and cost-effectively bridge the final network segment that connects a system directly to end-users, commonly referred to as “the last mile”, by overcoming the bottleneck resulting from insufficient carrying capacity in legacy last-mile infrastructures.
Vecima’s core expertise is radio frequency (“RF”) technology. Its products incorporate sophisticated software developed by Vecima that is used for very high-speed digital signal processing, control and compensation functions in RF circuits and for implementation of high-level digital modulation. Vecima’s embedded software also facilitates the implementation of other network functions, such as media access control and embedded system management, which are required by emerging broadband wireless standards like WiMAX.
Vecima’s products are directed at three principal markets: Data over Cable, Broadband Wireless and Digital Video. Vecima’s Data over Cable products include a family of upconverters and modulators that process data from routers and convert it to higher frequencies for transmission over cable to subscribers. Vecima’s Broadband Wireless products include transmitters and transceivers that process data from routers, switches and modems and transmit it to subscribers over wireless infrastructure. Vecima’s Digital Video products include gigabit network edge devices, modulators, modulator/upconverter modules and transmodulators that accept very high bit rate video streams from central servers and transmit them to subscribers. Vecima has also developed and continues to focus on developing products to address emerging markets, such as VoIP, fibre to the home and IP video.
Vecima’s customer base includes original equipment manufacturers, system integrators, multiple systems operators and other service providers. It has entered into major supply agreements with certain of its key customers, including Arris, BigBand Networks, Cisco and SaskTel.
Vecima’s subsidiary, YourLink Inc. (“YourLink”), operates several small cable and broadband wireless service providers, and owns certain licenses to commercial spectrum. Through YourLink, Vecima is able to test and improve Vecima products, and to demonstrate how its product solutions can be deployed to augment and extend the delivery of voice, video and data to subscribers. In addition, Vecima can use YourLink’s broadband wireless spectrum to deliver interference-free, high-speed Internet access in partnership with other Internet service providers, as stand-alone ventures, or in tied-in sales to foster the sale of its broadband wireless equipment.

Vecima’s total sales increased at a three-year compound annual growth rate of 36% from fiscal year 2003 to fiscal year 2006. Its total sales for the fiscal year ended June 30, 2006 increased by 27% to $80.0 million from $63.0 million for the fiscal year ended June 30, 2005.
Sales in the Data over Cable market increased 33% to $46.3 million from the previous fiscal year. Data over Cable represented 58% of Vecima’s total sales for the year ended June 30, 2006, as compared to 55% of total sales for the fiscal year ended June 30, 2005. Vecima continues to believe that the legacy DOCSIS 2.0 Data over Cable products and module business will decline in future years as major cable companies transition to new equipment based on DOCSIS 3.0 technology. Vecima continues to develop and demonstrate its next generation DOCSIS 3.0 equipment with several customers.
Vecima’s Broadband Wireless sales decreased 26% to $7.3 million for the year ended June 30, 2006 as compared to $9.9 million for the fiscal year ended June 30, 2005. The decrease reflected the completion of the infrastructure stage for the SaskTel contract, where Vecima completed the deployment of the required 57 base stations early in the 2006 fiscal year.
Vecima’s Digital Video sales in aggregate for the year ended June 30, 2006 increased 54% to $20.1 million, representing 25% of Vecima’s total sales, from $13.0 million, representing 21% of Vecima’s total sales, for the year ended June 30, 2005. Deliveries reflected the transition to new versions of Video on Demand modules that began deliveries in quantity in the second quarter and an increase in sales of modules into the fibre-to-the-home market. Initial deliveries were also made of a new product into the Digital Simulcast market in the United States. Sales for fibre to the home modules and digital video products continue to show significant variation from quarter to quarter, reflecting the buying patterns of Vecima’s largest customers.
YourLink revenues increased 21% to approximately $6.3 million for the year ended June 30, 2006, representing 8% of Vecima’s total revenue. The revenue increase resulted from deployments of high-speed internet services to new customers, including initial roll-out of services in the Saskatchewan Wheat Pool network.
Capital Structure
Vecima is authorized to issue an unlimited number of Vecima Shares and an unlimited number of Preference shares. As of March 20, 2007, Vecima has outstanding 22,451,857 Vecima Shares and no Preference shares.
Assuming that there are no Dissenting Shareholders and assuming the Share Parameter is reached, upon the completion of the Arrangement, an aggregate of approximately 23.3 million Vecima Shares will be issued and outstanding, of which the former Shareholders will own approximately 3.5%, and existing Vecima shareholders will own approximately 96.5%.
Each holder of Vecima Shares is entitled to receive notice of and to attend any meetings of the shareholders of Vecima and is entitled to one vote in respect of each Vecima Share held at such time. Each holder of Vecima Shares is entitled to receive dividends, if any, as and when declared by Vecima’s Board of Directors. Holders of Vecima Shares are entitled to participate equally in any distribution of Vecima’s net assets upon liquidation, dissolution or winding-up. There are no pre-emptive, retraction, surrender, redemption, purchase for cancellation, or conversion rights attaching to the Vecima Shares.

Options to Purchase Vecima Shares
The following table sets out the details of outstanding options to purchase Vecima Shares as at March 20, 2007.

	Total Number			Market
	of Vecima			Value at date
	Shares under	Exercise Price		of Grant
Category	Option	(Cdn$)	Expiry Date	(Cdn$)(1)
Options held by all executive officers	82,860	$7.50	Nov. 14, 2011	$7.50
and past executive officers of Vecima	5,000	$9.99	Mar. 31, 2013	$9.99
as a group (12 individuals in the aggregate)	1,000	$8.85	Jun. 30, 2012	$8.85

Options held by all directors and past	15,000	$7.50	Nov. 14, 2011	$7.50
directors of Vecima who are not also executive officers (3 individuals in the aggregate)

Options held by other employees and	544,338	$7.50	Nov. 14, 2011	$7.50
past employees of Vecima as a group	3,000	$10.97	Dec. 31, 2012	$10.97
	1,200	$7.75	Mar. 31, 2012	$7.75

Total	652,398

(1)	As there was no public market for the Vecima Shares prior to the closing of Vecima’s initial public offering, the market value of the Vecima Shares under options granted at or prior to such time is taken to be the offering price per share under the Vecima’s initial public offering.
If the Arrangement is completed, the former Optionholders will hold Vecima Replacement Options to acquire approximately 293,439 Vecima Shares which, if fully exercised, would represent approximately 1.3% of the Vecima Shares outstanding as at March 20, 2007.
Warrants to Purchase Vecima Shares
As at the date hereof, Vecima has outstanding no warrants to purchase Vecima Shares.
If the Arrangement is completed, the former Warrantholders will hold Vecima Replacement Warrants to acquire approximately 35,789 Vecima Shares which, if fully exercised, would represent approximately 0.2% of the Vecima Shares outstanding as at March 20, 2007.

Stock Exchange Price
The Vecima Shares are listed and posted for trading on the Toronto Stock Exchange under the symbol “VCM”. The following tables set forth information relating to the trading of the Vecima Shares on the Toronto Stock Exchange for the periods indicated.

Period	High (Cdn$)	Low (Cdn$)	Volume
March 1, 2007 to March 20, 2007	$10.08	$9.25	65,480
February 1, 2007 to February 28, 2007	$11.00	$10.01	454,782
January 1, 2007 to January 31, 2007	$10.95	$9.90	191,774
October 1, 2006 to December 31, 2006	$10.95	$9.02	1,312,183
July 1, 2006 to September 30, 2006	$10.99	$9.50	1,002,212
April 1, 2006 to June 30, 2006	$10.25	$8.50	515,988
January 1, 2006 to March 31, 2006	$9.10	$7.15	958,000
November 14, 2005(1) to December 31, 2005	$9.49	$7.40	725,572

(1)	The date on which the Vecima Shares commenced trading on the Toronto Stock Exchange.
Principal Shareholders
The following table sets out the details of Vecima Shares held by the principal shareholders of Vecima as at March 20, 2007.

	Before Giving Effect to this		After Giving Effect to this
	Arrangement		Arrangement(3)
			No. of	Percentage of
	No. of Vecima	Percentage of	Vecima	Vecima
	Shares	Vecima	Shares	Shares
Name	Owned	Shares Owned	Owned	Owned
Dr. Surinder Kumar(1)	13,362,213	59.51%	13,362,213	57.42%
Dr. Hugh Wood(2)	3,951,350	17.60%	3,951,350	16.98%

(1)	13,359,813 of these shares are registered in the name of 684739 B.C. Ltd., a holding company incorporated under the laws of British Columbia for the benefit of certain members of the family of Dr. Surinder Kumar, Vecima’s President and Chief Executive Officer. Its directors are Dr. Surinder Kumar, Saket Kumar and Sumit Kumar, each of whom holds equal voting power with respect to the holding company.

(2)	3,220,100 of these shares are registered in the name of 101054948 Saskatchewan Ltd., a holding company incorporated under the laws of Saskatchewan for the benefit of certain members of the family of Dr. Hugh Wood, Vecima’s Chief Operating Officer. It is controlled by Dr. Hugh Wood.

(3)	Assuming the maximum number of Vecima Shares that may be issued pursuant to the Arrangement.
Indebtedness of Directors, Officers and Employees
As at March 20, 2007, no director, officer or employee or former director, officer or employee of Vecima or any of its subsidiaries is indebted to Vecima or any of its subsidiaries (other than “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Vecima or any of its subsidiaries.
Risk Factors
An investment in Vecima is subject to a number of risks. Prior to making a decision, a prospective investor should carefully consider the risks described under the heading “Risk Factors” found at pages 18 through 26 of Vecima’s annual information form dated September 27, 2006, which are incorporated by reference herein.
Auditors, Transfer Agents and Registrar
The auditors of Vecima are Deloitte & Touche LLP.
The registrar and transfer agent for the Vecima Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.
Documents Incorporated by Reference
The following documents of Vecima, filed with the securities commission or similar regulatory authority in each of the provinces of Canada, are specifically incorporated by reference in this Information Circular:
(a)	material change report of Vecima dated February 23, 2007, relating to the Arrangement;

(b)	management’s discussion and analysis of Vecima for the interim period ended December 31, 2006;

(c)	unaudited interim consolidated financial statements of Vecima and the notes therein contained in the interim report to Vecima shareholders for the three- and six-month periods ended December 31, 2006;

(d)	management information circular of Vecima dated October 6, 2006 relating to the annual meeting of shareholders of Vecima held on November 13, 2006, other than the sections entitled “Statement of Corporate Governance Practices”, “Executive Compensation – Report on Executive Compensation” and “Executive Compensation – Performance Graph”;

(e)	annual information form of Vecima dated September 27, 2006;

(f)	management’s discussion and analysis of Vecima for the financial year ended June 30, 2006;

(g)	audited annual consolidated financial statements of Vecima and the notes thereto for the financial years ended June 30, 2006 and June 30, 2005;

(h)	management’s discussion and analysis for the financial years ended June 30, 2005 and June 30, 2004 located at pages 34 to 43 of the prospectus of Vecima dated November 3, 2005 relating to Vecima’s initial public offering, other than the sections entitled “Comparison of Years Ended June 30, 2004 and 2003” and “Comparison of Years Ended June 30, 2003 and 2002”; and

(i)	audited annual consolidated financial statements of Vecima and the notes thereto for the financial years ended June 30, 2005 and June 30, 2004 located at pages 69 to 92 of the prospectus of Vecima dated November 3, 2005 relating to Vecima’s initial public offering.
All documents of the type referred to above (other than any confidential material change reports) that are filed by Vecima with a securities commission or any similar authority in Canada after the date of this Information

Circular and prior to the Meeting will be deemed to be incorporated by reference into this Information Circular.
Any statement contained in this Information Circular or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.
The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.
Copies of the documents incorporated by reference into this Information Circular may be obtained on request without charge from Vecima’s Corporate Secretary at 4210 Commerce Circle, Victoria, British Columbia, Canada V8Z 6N6 (telephone: (250) 881-1982), and are also available electronically at www.sedar.com.

APPENDIX F
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF VECIMA

F-1

Deloitte & Touche LLP 122 1st Ave. S. Suite 400, PCS Tower Saskatoon SK S7K 7E5 Canada Tel: (306) 343-4400 Fax: (306) 343-4480 www.deloitte.ca
PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS
COMPILATION REPORT
To the Directors of Vecima Networks Inc.
We have read the accompanying unaudited pro forma consolidated balance sheet of Vecima Networks Inc. (the “Company”) as at December 31, 2006 and the unaudited pro forma consolidated statements of earnings for the year ended June 30, 2006 and the six months ended December 31, 2006 and have performed the following procedures.
1.	Compared the figures in the columns captioned “Vecima” to the unaudited consolidated financial statements of the Company as at December 31, 2006 and for the six months then ended and the audited financial statements of the Company for the year ended June 30, 2006, respectively, and found them to be in agreement.

2.	Compared the figures in the columns captioned “Spectrum” to the unaudited consolidated financial statements of Spectrum Signal Processing Inc. as at December 31, 2006 and for the six months then ended, and the unaudited consolidated financial statements of Spectrum Signal Processing Inc. as at June 30, 2006 and for the twelve months then ended, respectively, and found them to be in agreement.

3.	Made enquiries of certain officials of the company who have responsibility for financial and accounting matters about:
(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma financial statements comply as to form in all material respects with the various Securities Commissions and similar regulatory authorities in Canada.
The officials:
(a)	described to us the basis for determination of the pro forma adjustments, and

(b)	stated that the pro forma statements comply as to form in all material respects with the various Securities Commissions and similar regulatory authorities in Canada.
4.	Read the notes to the pro forma statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Vecima” and “Spectrum” as at December 31, 2006 and for the six months then ended, and for the year ended June 30, 2006, and found the amounts in the column captioned “Pro Forma Consolidated” to be arithmetically correct.
A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
Chartered Accountants
Saskatoon, Saskatchewan
March 23, 2007

VECIMA NETWORKS INC.
PRO FORMA CONSOLIDATED BALANCE SHEETS (unaudited)
as at December 31, 2006
(in thousands of Canadian dollars)

		Spectrum			Pro forma
	Vecima	(note 4)	Adjustments	Notes	consolidated
Current assets
Cash and cash equivalents	$5,505	$1,951	$733	2.b	$8,189
Accounts receivable	16,376	3,050			19,426
Income taxes receivable	5,901	—			5,901
Inventories	25,365	1,729			27,094
Current leases receivable	647	—			647
Prepaid expenses	213	231			444
Other current assets	122	—			122

	54,129	6,961	733		61,823
Leases receivable	1,239	—			1,239
Capital assets	28,726	815	(815)	2.b	28,726
Deferred development costs	1,432	—			1,432
Other assets	2,897	249	(249)	2.e	2,897
Tax assets	10,939	—	25,912	2.c	36,851

	$99,362	$8,025	$25,581		$132,968

Current liabilities
Accounts payable and accrued liabilities	$9,001	$2,750	$(106)	2.e	$12,452
			807	2.f
Warranty accrual	500	—			500
Deferred revenue	764	178			942

	10,265	2,928	701		13,894
Long-term obligations	—	908	(908)	2.e	—
Long-term debt	—	—	10,075	2.b	10,075
Future income taxes	2,779	—	—		2,779

	13,044	3,836	9,868		26,748

Shareholders’ equity
Share capital	26,494	34,777	(34,777)	2.d	35,043
			8,549	2.b
Warrants	—	89	(89)	2.d
Cumulative translation adjustments	—	(1,305)	1,305	2.d
Contributed surplus	1,354	3,903	(3,903)	2.d	1,354
Retained earnings (Deficit)	58,470	(33,275)	33,275	2.d	69,823
			(807)	2.f
			12,160	2.b

	86,318	4,189	15,713		106,220

	$99,362	$8,025	$25,581		$132,968

VECIMA NETWORKS INC.
PRO FORMA CONSOLIDATED STATEMENT OF INCOME (unaudited)
Six months ended December 31, 2006
(in thousands of Canadian dollars except for net income per share data)

		Spectrum				Pro forma
	Vecima	(note 3.a)	Adjustment		Note	consolidated
Sales	$43,309	$8,119	$			$51,428
Cost of sales	27,116	3,464				30,580

Gross margin	16,193	4,655		—		20,848

Operating expenses
Research and development	3,799	1,643				5,442
Sales and marketing	1,999	1,630				3,629
General and administrative	4,535	2,674				7,209
Stock-based compensation	408	221				629
Interest expense	100	3		303	2.f	406

	10,841	6,171		303		17,315

Operating income (loss)	5,352	(1,516)		(303)		3,533

Foreign exchange gain	85	—				85
Other income	691	14				705

Income (loss) before income taxes	6,128	(1,502)		(303)		4,323
Income taxes	2,213	—				2,213

Net income (loss) before extraordinary gains	3,915	(1,502)		(303)		2,110
Extraordinary gain	6,549	—		12,160	2.b	18,709

Net income (loss)	$10,464	$(1,502)		$11,857		$20,819

Net income per share
Basic and diluted — before extraordinary gain	$0.17					$0.09
Basic and diluted — after extraordinary gain	$0.47					$0.89

Weighted average number of Common Shares outstanding — basic	22,476,706			891,898		23,368,604
Weighted average number of Common Shares outstanding — diluted	22,476,706			891,898		23,368,604

VECIMA NETWORKS INC.
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
Twelve months ended June 30, 2006
(in thousands of Canadian dollars except for net income per share data)

		Spectrum				Pro forma
	Vecima	(note 3.b)	Adjustment		Note	consolidated
Sales	$80,006	$16,492	$			$96,498
Cost of sales	49,351	6,544				55,895

Gross margin	30,655	9,948		—		40,603

Operating expenses
Research and development	4,822	3,588				8,410
Sales and marketing	2,929	3,704				6,633
General and administrative	7,427	5,613				13,040
Stock-based compensation	951	1,398				2,349
Interest expense	308	11		504	2.f	823

	16,437	14,314		504		31,255
Operating income (loss)	14,218	(4,366)		(504)		9,348

Foreign exchange gain	1,291	—				1,291
Other income	1,149	92		—		1,241

Income (loss) before income taxes	16,658	(4,274)		(504)		11,880
Income taxes	6,052	—		—		6,052

Net income (loss) before extraordinary gains	10,606	(4,274)		(504)		5,828
Extraordinary gain	—	—		12,160	2.b	12,160

Net income (loss)	$10,606	$(4,274)		$11,656		$17,988

Net income per share
Basic and diluted — before extraordinary gain	$0.50					$0.27
Basic and diluted — after extraordinary gain	$0.50					$0.82

Weighted average number of Common Shares outstanding — basic	21,062,856			891,898		21,954,754
Weighted average number of Common Shares outstanding — diluted	21,132,920			891,898		22,024,818

VECIMA NETWORKS INC.
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(in thousands of Canadian dollars unless otherwise stated)
1. BASIS OF PRESENTATION
The unaudited pro forma consolidated financial statements (“Statements”) give effect to the proposed acquisition (“Acquisition”) by Vecima Networks Inc. (“Vecima”) of all of the outstanding voting common shares of Spectrum Signal Processing Inc. (“Spectrum”) as if it had occurred as at December 31, 2006 for the purposes of the pro forma consolidated balance sheet and as at July 1, 2005 for the purpose the pro forma interim consolidated statements of income. The Statements have been prepared by management in accordance with Canadian generally accepted accounting principles.
The unaudited pro forma consolidated balance sheet as at December 31, 2006 and the unaudited pro forma consolidated statement of income for the period ended December 31, 2006 have been prepared using the following information:
a)	Audited consolidated financial statements of Vecima as at and for the year ended June 30, 2006;

b)	Unaudited interim consolidated financial statements of Vecima as at and for the six months ended December 31, 2006;

c)	Unaudited consolidated financial statements of Spectrum as at and for the twelve months ended December 31, 2006;

d)	Unaudited interim consolidated financial statements of Spectrum for the six months ended June 30, 2006;

e)	Unaudited interim consolidated financial statements of Spectrum for the six months ended June 30, 2005;

f)	Audited consolidated financial statements of Spectrum as at and for the twelve months ended December 31, 2005;

g)	Such other supplementary information as was considered necessary to reflect the Acquisition in the Statements.
For the purposes of the Statements, the purchase method has been used to account for the Acquisition. The excess of the estimated fair value of net assets over the purchase price has been used to eliminate the fair value of capital assets acquired with the remaining excess presented as an extraordinary gain. The Statements do not include the anticipated financial benefits from such items as cost savings arising from the Acquisition nor do the Statements include the portion of the restructuring and integration costs to be incurred by Vecima. Certain elements of the Spectrum consolidated balance sheet and statements of income have been reclassified to conform to the presentation used by Vecima.
The Statements are not intended to reflect the results of operations or the financial position that would have resulted had the Acquisition been effected on the dates indicated, or the results that may be obtained in the future. The Statements should be read in conjunction with the description of the Acquisition, the consolidated financial statements of Vecima incorporated by reference in this Circular dated March 23, 2007 and the consolidated financial statements of Spectrum, which may be found at www.sedar.com.
2. ACQUISITION OF SPECTRUM SIGNAL PROCESSING INC.
a.	Vecima has offered to acquire all of the outstanding Spectrum Common Shares for the equivalent of $0.8939 per Spectrum Common Share. In the absence of a different election and subject to stipulated cash and share maxima, Spectrum shareholders will receive $0.4915 in cash and 0.04 Vecima Common Share per Spectrum Common Share.

VECIMA NETWORKS INC.
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(in thousands of Canadian dollars unless otherwise stated)
2. ACQUISITION OF SPECTRUM SIGNAL PROCESSING INC. (continued)
Based on the assumptions described below, $10.1 million of cash will be paid to acquire the outstanding Common Shares of Spectrum and 820,000 Vecima Common Shares will be issued at an ascribed price of $10.06 per share, representing an aggregate value of $18.3 million, plus estimated transaction costs incurred by Vecima of $0.3 million. The Statements assume the following:
(i)	the total number of outstanding Spectrum Common Shares is 20.5 million, not including 0.8 million of warrants and options which are expected to be exercised for proceeds of $0.7 million, as at December 31, 2006. All of these Spectrum Common Shares will be acquired by Vecima under the terms of the Acquisition; and

(ii)	for purposes of calculating the purchase consideration used in the Statements, the price of Vecima Common Shares to be issued is assumed to be $10.06, which represents the trade-weighted average selling price of Vecima Common Shares on the Toronto Stock Exchange for the 30 trading days prior to the signing of a non-binding letter of intent between Vecima and Spectrum on January 23, 2007. The actual ascribed price of the Vecima Common Shares to be issued will be based on the actual measurement date of the Acquisition.
b.	For the purposes of the Statements, the Acquisition is accounted for using the purchase method.

Net identifiable assets acquired at fair value:
Carrying value of Spectrum’s net balance sheet assets prior to the acquisition	$4,189
Previously unrecognized Spectrum future tax asset	25,912
Proceeds from stock options and warrants	733
Estimated fair value adjustment	765

Net assets acquired	$31,599

Purchase consideration:
Cash for Spectrum Common Shares	$10,075

Vecima Common Shares	8,249
Estimated transaction costs	300

8,549

Total consideration	18,624

Excess of net assets purchased over consideration paid	12,975
Elimination of fair value of capital assets	(815)

Extraordinary gain	$12,160

The purchase price is allocated to balance sheet assets and liabilities acquired based on their estimated fair value. Certain fair value adjustments to the Spectrum balance sheet in connection with the Acquisition and the previously unrecognized Spectrum tax asset are described in note 2c. The excess estimated fair value of the assets acquired over the purchase consideration has been used to eliminate the fair value of capital assets acquired with the remaining excess presented as an extraordinary gain.

VECIMA NETWORKS INC.
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(in thousands of Canadian dollars unless otherwise stated)
2. ACQUISITION OF SPECTRUM SIGNAL PROCESSING INC. (continued)
The estimated fair market value of Spectrum assets and liabilities was based on the available information. The actual adjustments will depend on a number of factors, including the measurement date of the Acquisition and changes in the market value of net balance sheet assets and operating results between December 31, 2006 and the Acquisition date. Vecima expects to make adjustments at the closing of the Acquisition. Such adjustments will affect the value of assets and liabilities, and any such adjustments may be material.
c)	As a result of the Acquisition, it is more likely than not that Vecima will realize $25.9 million of future tax assets that were previously unrecognized by Spectrum. The future tax asset is based on the taxes filed December 31, 2005 as the December 31, 2006 tax information is not available. The actual purchase will be materially different as a result.

d)	Spectrum Common Shares, deficits, contributed surplus, warrants and currency translation have been eliminated to reflect the effect of the Acquisition.

e)	As a result of the transaction, the fair value of current and long-term restructuring costs would be $Nil and therefore is eliminated on the balance sheet.

f)	Vecima plans to use current credit facilities to borrow $10.1 million at an interest rate of prime to finance the cash portion of the Acquisition.
3. SPECTRUM SIGNAL PROCESSING INC. INCOME STATEMENTS
a)	The following table shows the conversion of Spectrum’s Statement of Loss for the year ending December 31, 2006 to a Statement of Loss for the six month period ended December 31, 2006. Average exchange rates of 1.134 and 1.138 were used to convert Spectrum’s December 31, 2006 and June 30, 2006 US dollar statements to Canadian dollars respectively. Spectrum statements are filed in US GAAP and have been reconciled to Canadian GAAP according to the adjustments in the US to Canadian GAAP note in the respective financial statements.

	Year ended	6 months ended	6 months ended
	December 31, 2006	June 30, 2006	December 31, 2006
Sales	$16,011	(7,892)	8,119
Cost of sales	6,670	(3,206)	3,464

	9,341	(4,686)	4,655
Operating expenses
General and administrative	5,501	(2,827)	2,674
Stock based compensation	285	(64)	221
Sales and marketing	3,588	(1,958)	1,630
Research and development	3,516	(1,873)	1,643

	12,890	(6,722)	6,168

Loss from operations	(3,549)	2,036	(1,513)
Other
Interest expense	10	(7)	3
Other income	(58)	44	(14)

Net Loss	$(3,501)	$1,999	$(1,502)

VECIMA NETWORKS INC.
NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(in thousands of Canadian dollars unless otherwise stated)
3. SPECTRUM SIGNAL PROCESSING INC. INCOME STATEMENTS (continued)
b)	The following table shows the conversion of Spectrum’s Statement of Loss for the six month period ending June 30, 2006 to a Statement of Loss for the twelve month period ended June 30, 2006. Average exchange rates of 1.211, 1.235 and 1.138 were used to convert Spectrum’s December 31, 2005, June 30, 2005 and June 30, 2006 US dollar statements to Canadian dollars respectively. Spectrum statements are filed in US GAAP and have been reconciled to Canadian GAAP according to the adjustments in the US to Canadian GAAP note in the respective financial statements.

	Year ended	6 months ending	6 months ended	12 months ended
	December 31, 2005	June 30, 2005	June 30, 2006	June 30, 2006
Sales	$17,860	$(9,260)	$7,892	$16,492
Cost of sales	6,853	(3,515)	3,206	6,544

	11,007	(5,745)	4,686	9,948
Operating expenses
General and administrative	5,439	(2,653)	2,827	5,613
Stock based compensation	2,049	(715)	64	1,398
Sales and marketing	3,903	(2,158)	1,959	3,704
Research and development	3,597	(1,881)	1,872	3,588

	14,988	(7,407)	6,722	14,303

Loss from operations	(3,981)	1,662	(2,036)	(4,355)
Other
Interest expense	4	—	7	11
Other income	(71)	23	(44)	(92)

Net loss	$(3,914)	$1,639	$(1,999)	$(4,274)

4. SPECTRUM SIGNAL PROCESSING INC. BALANCE SHEET
The December 31, 2006 exchange rate of 1.165 was used to convert Spectrum’s US dollar Balance Sheet to Canadian dollars.

APPENDIX G
NOTICE OF APPLICATION FOR FINAL ORDER
NO.
VANCOUVER REGISTRY
IN THE SUPREME COURT OF BRITISH COLUMBIA
IN THE MATTER OF Division 5 of Part 9 of the Business Corporations Act (British Columbia),
being chapter C-57 of the Statutes of British Columbia, 2002, as amended;
AND
IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
SPECTRUM SIGNAL PROCESSING INC.
NOTICE OF APPLICATION
NOTICE IS HEREBY GIVEN that a petition (the “Petition”) has been filed with the Supreme Court of British Columbia, (the “Court”) by Spectrum Signal Processing Inc. (“Spectrum”) with respect to a proposed arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia), S.B.C. 2002, c. C-57, as amended (the “BCBCA”), involving Spectrum, its Shareholders, Optionholders, Warrantholders and Vecima Networks Inc. (“Vecima”), which Arrangement is described in greater detail in the information circular of Spectrum dated March 23, 2007 accompanying this Notice of Application.
AND NOTICE IS FURTHER GIVEN that the Court, by Interim Order dated March 22, 2007, has given declarations and directions with respect to the Arrangement and a special meeting of the Shareholders of Spectrum (the “Meeting”) for the purpose, among other things, of considering and voting upon the Arrangement, and, in particular, has directed that Shareholders shall have the right to dissent under the provisions of Part 8, Division 2 of the BCBCA in compliance with the terms of the Interim Order.
NOTICE IS FURTHER GIVEN that if the Arrangement is approved at the Meeting, Spectrum intends to apply (the “Final Application”) for a Final Order approving the Arrangement under subsection 291 of the BCBCA, and declaring the Arrangement fair and reasonable to the persons affected, which Final Application shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, on April 24, 2007 at 9:45 a.m. or so soon thereafter as counsel may be heard.
IF YOU WISH TO BE HEARD AT THE HEARING OF THE FINAL APPLICATION OR WISH TO BE NOTIFIED OF ANY ADJOURNMENT THEREOF, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of British Columbia, with this Court and delivering a copy of the filed appearance, together with a copy of all material on which you intend to rely at the Final Application, including an outline of the proposed submissions, to the solicitors for Spectrum at their address for delivery set out below, on or before 4:00 p.m. (Vancouver time) on April 23, 2007, subject to other direction of the Court. You or your solicitor may obtain a form of Appearance at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, Canada, V6Z 2E1.

G-1

AND NOTICE IS FURTHER GIVEN that, at the hearing of the Final Application and subject to the foregoing, Shareholders, Optionholders and Warrantholders of Spectrum and any other interested persons will be entitled to make representations as to, and the Court will be requested to consider, the fairness of the Arrangement. If you do not attend, either in person or by counsel, at that time, the Court may approve or refuse to approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court may deem fit, without any further notice.
A copy of the Petition and other documents filed with the Court on behalf of Spectrum can be obtained on written request to the solicitors for Spectrum to the attention of Robert W. Cooper at:
McCarthy Tétrault LLP
1300 – 777 Dunsmuir Street
Vancouver, British Columbia
V7Y 1K2

G-2

APPENDIX H
PART 8, DIVISION 2 OF THE BCBCA
PART 8 – PROCEEDINGS
DIVISION 2 – DISSENT PROCEEDINGS
237. Definitions and application —
(1) In this Division:
“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;
“notice share” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;
“payout value” means,
(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)	in the case of a dissent in respect of an arrangement approved by a court order made under section 29l(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)	in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.
(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that
(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238(l)(g), the court orders otherwise or the resolution provides otherwise.
238. Right to dissent —
(1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:
(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301(5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.
(2) A shareholder wishing to dissent must
(a)	prepare a separate notice of dissent under section 242 for
(i)	the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting, and
(b)	identify in each notice of dissent, in accordance with section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.
(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must
(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.
239. Waiver of right to dissent —
(1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.
(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must
(a)	provide to the company a separate waiver for
(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and
(b)	identify in each waiver the person on whose behalf the waiver is made.
(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to
(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)	any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.
(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.
240. Notice of resolution—
(1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,
(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.
(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,
(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.
(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not consented to, or voted in favour of, the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.
(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.
241. Notice of court orders — If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent
(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.
242. Notice of dissent —
(1) A shareholder intending to dissent in respect of a resolution referred to in section 238(l)(a), (b), (c), (d), (e) or (f) must,
(a)	if the company has complied with section 240(1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240(3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240(1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of
(i)	the date on which the shareholder learns that the resolution was passed, and
(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.
(2) A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(g) must send written notice of dissent to the company
(a)	on or before the date specified by the resolution or in the statement referred to in section 240(2)(b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.
(3) A shareholder intending to dissent under section 238(l)(h) in respect of a court order that permits dissent must send written notice of dissent to the company
(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.
(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:
(a)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect,

(b)	if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and
(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;
(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and
(i)	the name and address of the beneficial owner, and

(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.
(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.
243. Notice of intention to proceed —
(1) A company that receives a notice of dissent under section 242 from a dissenter must,
(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of
(i)	the date on which the company forms the intention to proceed, and

(ii)	the date on which the notice of dissent was received, or
(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (a) or (b) of this section must
(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.
244. Completion of dissent —
(1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,
(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.
(2) The written statement referred to in subsection (1)(c) must
(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out
(i)	the names of the registered owners of those other shares,

(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)	that dissent is being exercised in respect of all of those other shares.
(3) After the dissenter has complied with subsection (1),
(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.
(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.
(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.
(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.
245. Payment for notice shares —
(1) A company and a dissenter who has complied with section 244(1) may agree on the amount of the payout value of the notice shares and, in that event, the company must
(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.
(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may
(a)	determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)	make consequential orders and give directions it considers appropriate.
(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must
(a)	pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.
(4) If a dissenter receives a notice under subsection (l)(b) or (3)(b),
(a)	the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)	if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that
(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.
246. Loss of right to dissent — The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:
(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.
247. Shareholders entitled to return of shares and rights’— If under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,
(a)	the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(l)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

YOU ARE STRONGLY URGED TO READ THE ACCOMPANYING MANAGEMENT
INFORMATION CIRCULAR BEFORE COMPLETING THIS TRANSMITTAL LETTER AND
ELECTION FORM
The Instructions accompanying this Transmittal Letter and Election Form should be read carefully before completing this Transmittal Letter and Election Form. Computershare Investor Services Inc. (see last page for addresses and telephone number) or your broker or other financial advisor will assist you in completing this Transmittal Letter and Election Form.
Shareholders whose Spectrum Shares (as defined below) are registered in the name of a broker, investment advisor, bank, trust company, depositary or other nominee should contact that nominee for assistance in delivering those Spectrum Shares.
TRANSMITTAL LETTER AND ELECTION FORM
to accompany certificates for common shares of
SPECTRUM SIGNAL PROCESSING INC.
to be deposited by registered holders of such shares
in connection with the Plan of Arrangement involving
Spectrum Signal Processing Inc. and Vecima Networks Inc.
     This Transmittal Letter and Election Form, duly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany your certificates for common shares (“Spectrum Shares”) in the capital of Spectrum Signal Processing Inc. (“Spectrum”) submitted in connection with the arrangement under the provisions of the Business Corporations Act (British Columbia) (the “Arrangement”), which is described in the information circular (the “Information Circular”) of Spectrum dated March 23, 2007 accompanying this Transmittal Letter and Election Form. Shareholders are strongly urged to read the Information Circular. All capitalized terms not defined in this Transmittal Letter and Election Form have the meanings ascribed to them in the Information Circular.
     All dollar amounts expressed in this Transmittal Letter and Election Form are in Canadian dollars.

TO	SPECTRUM SIGNAL PROCESSING INC.
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. (THE “DEPOSITARY”)
     The undersigned registered holder(s) of Spectrum Shares (the “Shareholder”), hereby represents that: (i) the Shareholder is the owner of the Spectrum Shares represented by the certificate(s) described below; (ii) the Shareholder has good title to those Spectrum Shares free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse interests; (iii) the undersigned has full power and authority to execute and deliver this Transmittal Letter and Election Form; (iv) all information inserted by the undersigned into this Transmittal Letter and Election Form is accurate; and (v) the undersigned will not, before the Effective Time, transfer or permit to be transferred any of those Spectrum Shares.
     The covenants, representations and warranties of the undersigned contained in this Transmittal Letter and Election Form survive the completion of the Arrangement.
     The undersigned revokes any and all authority, other than as granted in this Transmittal Letter and Election Form and in any proxy granted for use at the Meeting, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Spectrum Shares being deposited. No subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, except a proxy granted for use at the Meeting, will be granted with respect to the deposited Spectrum Shares. Each authority conferred or agreed to be conferred by the undersigned in this Transmittal Letter and Election Form survives the death or incapacity of the undersigned and any obligation of the undersigned in this Transmittal Letter and Election Form is binding upon the heirs, legal representatives, successors and assigns of the undersigned.

     Under the terms of the Arrangement, Shareholders are entitled to elect (subject to proration) to receive consideration for their Spectrum Shares from two types of consideration as more fully described below. For your election herein to be effective, this Transmittal Letter and Election Form, properly completed and signed, together with all other documents required to effect the transfer of Spectrum Shares under the articles of Spectrum or the BCBCA or that may reasonably be required by the Depositary, must accompany all certificates representing your Spectrum Shares and must be received by the Depositary no later than 4:00 p.m. (Vancouver time) on April 18, 2007 (the “Election Deadline”) at the applicable place of deposit listed on the last page of this Transmittal Letter and Election Form. If the Depositary does not receive the required documentation by the Election Deadline (or any extension thereof), you will be deemed to have made the Deemed Election as described in the Information Circular.
     The certificate(s) described below in Block A are enclosed. The Shareholder transmits the certificate(s) described below representing the Spectrum Shares to be dealt with in accordance with this Transmittal Letter and Election Form (the “Transmitted Shares”). Upon (i) receipt by the Depositary of this Transmittal Letter and Election Form and the certificate(s) described below, and (ii) completion of the Arrangement, the Depositary will, as soon as practicable and subject to the proration provisions described in the Information Circular, send to the Shareholder the Share Consideration, the Cash Consideration or a combination thereof, as the case may be, together with any amount payable in respect of fractional Vecima Shares, all on the basis described in the Information Circular.
     Unless otherwise indicated in Block F, the Shareholder requests that the Depositary mail the Consideration by first-class mail to the Shareholder at the address specified in Block E. If no address is specified in Block E, the Shareholder acknowledges that the Depositary will mail the Consideration to the address of the Shareholder as shown on the share register maintained by Spectrum.
     In the event that the Arrangement is not completed for any reason, the certificate(s) that accompany this Transmittal Letter and Election Form will be returned to the Shareholder at the address specified in Block E or, if no address is indicated in Block E, to the address of the Shareholder as shown on the share register maintained by Spectrum or, if a request is made in Block F to hold the Consideration for pick up, held for pick up.
     By reason of the use of an English language form of Transmittal Letter and Election Form by the undersigned, the undersigned shall be deemed to have required that any contract evidenced by this Transmittal Letter and Election Form, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont presumés avoir requis que tout contrat attesté par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient redigés exclusivement en langue anglaise.
Procedure Applicable to Shareholders
     On the Effective Date, each Shareholder (other than Dissenting Shareholders who are ultimately entitled to be paid in cash by Spectrum the fair market value of their Spectrum Shares) will receive, as consideration for each Spectrum Share held, at such person’s election, but subject to the proration provisions described in the Information Circular:
(i)	$0.8939 in cash (the “Cash Consideration”;

(ii)	0.0889 Vecima Shares (the “Share Consideration”); or

(iii)	a combination of Cash Consideration and Share Consideration.
     Pursuant to the Arrangement, no fractional Vecima Shares will be issued in exchange for Spectrum Shares. Each Shareholder otherwise entitled to a fractional interest in a Vecima Share will be entitled to receive, in lieu of any such fractional security, a cash payment equal to the product of such fractional interest and $10.06.
     Until you forward to the Depositary a properly completed and signed Transmittal Letter and Election Form and certificates representing your Spectrum Shares and all other required documents, you will not receive the Cash

2

Consideration and/or the share certificates representing the Share Consideration to which you are otherwise entitled. Furthermore, as of the Effective Date, you will cease to be a Shareholder and will be entitled only to receive the Cash Consideration and/or the Share Consideration upon delivery of all required documents to the Depositary.
For purposes of the Tax Act, the transfer of Spectrum Shares will occur on a taxable basis to a Shareholder who is a Canadian resident (and may occur on a taxable basis to a Shareholder who is a non-resident of Canada and whose Spectrum Shares are “taxable Canadian property”) unless the Shareholder (i) receives one or more Vecima Shares and (ii) files the tax election form (duly executed by the Shareholder and by Vecima) with the Canada Revenue Agency (and, where required, applicable provincial or territorial tax authorities) by the applicable deadline, in which case a full or partial tax deferral may be obtained. See “Certain Canadian Federal Income Tax Considerations” on page 43 of the Information Circular. If you wish to make the election, you may request the tax election package referred to on page 5 of this Transmittal Letter and Election Form to assist in preparing the election by so indicating as required on page 5 of this Transmittal Letter and Election Form.
Non-Electing Shareholders
     A Shareholder (other than a Dissenting Shareholder) who does not send a properly completed and signed Transmittal Letter and Election Form to the Depositary, together with his, her or its certificates representing Spectrum Shares and any other required documents, before the Election Deadline or any extension of such deadline, will be deemed to have elected to receive for each Spectrum Share, and subject to certain proration provisions described in the Information Circular, $0.4915 in cash and 0.04 of one Vecima Share.

3

A. THE FOLLOWING ARE THE DETAILS OF THE ENCLOSED CERTIFICATE(S):
	Number of	Name in Which
Certificate Number(s)	Spectrum Shares	Spectrum Shares are Registered

NOTE: If space is insufficient, please attach a separate schedule to this Transmittal Letter and Election Form.

B.	THE UNDERSIGNED HEREBY ELECTS TO RECEIVE, SUBJECT TO THE APPLICATION OF PRORATION PROVISIONS, THE FOLLOWING FOR EACH SPECTRUM SHARE TRANSMITTED UNDER THE ARRANGEMENT (please check only one):
☐	All Cash Consideration ($0.8939 per Spectrum Share)

OR

☐	All Share Consideration (0.0889 of a Vecima Share per Spectrum Share)

OR

☐	A combination of Cash Consideration and Share Consideration
Shareholders should consult their financial and tax advisors prior to making an election as to the consideration they wish to receive under the Arrangement.
If you elected to receive a combination of Cash Consideration and Share Consideration, you are required to make the further election below specifying the percentage of each form of consideration that you wish to receive for each of your Spectrum Shares. The percentages you insert below must total 100. For example, if you wish to elect to receive one-half Cash Consideration and one-half Share Consideration for each of your Spectrum Shares, you should insert the number 50 in the box corresponding to Cash Consideration and the number 50 in the box corresponding to Share Consideration. If the percentages you insert below do not total 100, the percentages that you specify below will be prorated to total 100. If you do not insert a number (other than 0) in the box corresponding to a form of consideration below, you will be deemed to have made an invalid election and will be treated as a non-electing Shareholder as described above.
THE UNDERSIGNED HAVING ELECTED TO RECEIVE A COMBINATION OF CASH CONSIDERATION AND SHARE CONSIDERATION HEREBY ELECTS TO RECEIVE, SUBJECT TO CERTAIN PRORATION PROVISIONS DESCRIBED IN THE INFORMATION CIRCULAR, THE FOLLOWING PERCENTAGE OF EACH FORM OF CONSIDERATION FOR EACH SPECTRUM SHARE TRANSMITTED:

Cash Consideration	%

Share Consideration	%

100%

4

C.	TO BE COMPLETED BY SPECTRUM SHAREHOLDERS WHO ARE ELIGIBLE HOLDERS, WILL OR MAY RECEIVE VECIMA SHARES AND DESIRE A FULL OR PARTIAL CANADIAN TAX DEFERRAL.

By checking the box below, the undersigned (i) requests that a tax election filing package be forwarded to the undersigned at the address specified herein, (ii) represents that the undersigned is an Eligible Holder (as defined below) and meets the conditions set out in (i) or (ii) in the definition of “Eligible Holder”, (iii) acknowledges that it is the undersigned’s responsibility to prepare and file the appropriate document(s) that will be included in the tax election filing package and send such documents to Vecima at 4210 Commerce Circle, Victoria, British Columbia, V8Z 6N6, on or before the date that is 90 days after the Effective Date, (iv) acknowledges that Spectrum, Vecima and the Depositary are not responsible for the proper completion or filing of any tax election and that the undersigned will be solely responsible for the payment of any late filing penalty, (v) acknowledges that Vecima agrees only to execute any properly completed tax election form submitted to it in duplicate and to forward one copy of such tax election form executed by Vecima by ordinary mail to the undersigned, (vi) acknowledges that with the exception of the execution of the tax election forms by Vecima, compliance with the requirements for a valid tax election will be the sole responsibility of the undersigned and that Spectrum, Vecima and the Depositary are not responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any tax election or to file it properly within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial or territorial legislation) and (vii) acknowledges that a full or partial deferral will be available only to the extent the undersigned receives Vecima Shares in respect of his, her or its Spectrum Shares. See “Certain Canadian Federal Income Tax Considerations” in the Information Circular.

“Eligible Holder” means a beneficial owner of Spectrum Shares who is (i) a taxpayer for purposes of the Tax Act, or (ii) a partnership, if one of more of its members would be an Eligible Holder if the member held the Spectrum Shares directly, provided that such owner has represented in the Transmittal Letter and Election Form that such owner meets the conditions set out in (i) or (ii).
☐	Please check if you would like a tax election filing package sent to you.
If you are requesting a tax election filing package, please respond to the statements below by checking the appropriate box:

	Yes	No
The undersigned is a partnership	☐	☐

The undersigned intends to file an election in Quebec	☐	☐

The undersigned is an Eligible Holder, as defined above, and meets the conditions set out in (i) or (ii) in the definition of “Eligible Holder”	☐	☐

5

D.	ISSUE CERTIFICATES AND CHEQUE (AS APPLICABLE) IN THE NAME OF:

Name

Street Address and Number

City and Province or State

Country and Postal (Zip) Code

Telephone – Business Hours

Email Address

Social Insurance Number/Taxpayer Identification Number

E.	SEND CERTIFICATES AND CHEQUE (AS APPLICABLE) TO:

Name

Street Address and Number

City and Province or State

Country and Postal (Zip) Code

Telephone — Business Hours

Email Address

F.	G HOLD CERTIFICATES AND CHEQUE (IF APPLICABLE) FOR PICKUP AT THE OFFICES OF THE DEPOSITARY WHERE THIS TRANSMITTAL LETTER AND ELECTION FORM IS DEPOSITED

G.	SHAREHOLDER SIGNATURE
This box must be signed by the Shareholder exactly as his, her or its name appears in the document evidencing the Spectrum Shares held.

Name of Shareholder (Please print)

Signature of Shareholder or Authorized Signatory
(See Instruction 5)

Name and Capacity of Authorized Representative or Attorney
(If applicable)

Date

SIGNATURE GUARANTEED BY:
(If required under Instruction 2 or 4)

Authorized Signature

Name of Guarantor (Please print)
(stamp)

6

SUBSTITUTE FORM W-9
The following information is to be completed by U.S. Shareholders only
(See Instruction 6)
Under penalties of perjury, I certify that:
1.	The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or I am waiting for a number to be issued to me, in which case I will complete the “Additional Certification” below);
2.	I am not subject to back-up withholding because: (a) I am exempt from back-up withholding, or (b) I have not been notified by the United States Internal Revenue Service (the “IRS”) that I am subject to back-up withholding as a result of a failure to report interest or dividends, or (c) the IRS has notified me that I am no longer subject to back-up withholding; and
3.  I am a U.S. person (including a U.S. resident alien).
Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to back-up withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you are subject to back-up withholding you receive another notification from the IRS that you are no longer subject to back-up withholding, do not cross out item 2 above. The IRS does not require your consent to any provision of this document other than the certification required to avoid back-up withholding.

Name of Shareholder (Please print)	Signature of Shareholder

Social Security Number or Taxpayer Identification Number	Date
NOTE: FAILURE TO COMPLETE THE FOREGOING INFORMATION OR TO PROVIDE SPECTRUM AND COMPUTERSHARE INVESTOR SERVICES INC. WITH A SOCIAL SECURITY NUMBER OR TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN BACK-UP WITHHOLDING OF 28% OF ANY PAYMENT TO YOU UNDER THE PLAN OF ARRANGEMENT.
ADDITIONAL CERTIFICATION
If you are currently awaiting the issuance of a taxpayer identification number, you must complete the following additional certification.
I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either: (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office; or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 28% of all reportable payments made to me thereafter will be withheld until I provide a number.

Signature of Shareholder	Date

7

INSTRUCTIONS
1. Use of the Transmittal Letter and Election Form
This Transmittal Letter and Election Form is to be completed by a Shareholder holding Spectrum Shares. A properly completed and duly executed Transmittal Letter and Election Form in the appropriate form (or a manually signed facsimile thereof) should be received by the Depositary at the appropriate address set out on the back page of this Transmittal Letter and Election Form in order to facilitate prompt delivery of the Consideration. The method used to deliver this Transmittal Letter and Election Form and the share certificate(s) in respect of the Spectrum Shares is at the option and risk of the Shareholder, and delivery will be deemed effective only when such documents are actually received by the Depositary. Spectrum recommends that the necessary documentation be hand-delivered to the Depositary, at the address set out on the back page of this Transmittal Letter and Election Form, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended.
Shareholders whose Spectrum Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing the share certificates for those Spectrum Shares.
2. Signatures
This Transmittal Letter and Election Form must be filled in and signed by the Shareholder of Transmitted Shares or by the Shareholder’s duly authorized representative (in accordance with Instruction 5).
(a)	If this Transmittal Letter and Election Form is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Transmittal Letter and Election Form must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Transmittal Letter and Election Form.

(b)	If this Transmittal Letter and Election Form is signed by a person other than the registered holder(s) of the accompanying certificate(s):
(i)	such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power of attorney duly and properly completed by the registered holder(s); and

(ii)	the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4.
3. Defects or Irregularities
Pursuant to the Plan of Arrangement, Vecima Networks Inc. reserves the right, if it so elects, in its absolute discretion, to waive any defect or irregularity contained in the Transmittal Letter and Election Form received by the Depositary.
4. Guarantee of Signatures
If this Transmittal Letter and Election Form is signed by a person other than the registered holder(s) of the Transmitted Shares, or if the payment is to be made in a name other than the registered holder(s), or if the Arrangement is not completed and the Transmitted Shares are to be returned to a person other than such registered holder(s), or sent to an address other than the address of the registered holder(s) as shown on the registers of Spectrum, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).
An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

8

5. Fiduciaries, Representatives and Authorizations
Where this Transmittal Letter and Election Form is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Transmittal Letter and Election Form must be accompanied by satisfactory evidence of such person’s proof of appointment and authority to act. Either Spectrum or the Depositary, at its discretion, may require additional evidence of appointment or authority or additional documentation.
6. Substitute Form W-9
Each U.S. Shareholder is required to provide Computershare Investor Services Inc. with a correct Taxpayer Identification Number (“TIN”) on the Substitute Form W-9, which is provided on page 7 hereof, and to certify whether such Shareholder is subject to back-up withholding of U.S. federal income tax. If a U.S. Shareholder has been notified by the Internal Revenue Service that such Shareholder is subject to back-up withholding, such Shareholder must cross out item 2 of the Substitute Form W-9, unless such Shareholder has since been notified by the Internal Revenue Service that such holder is no longer subject to back-up withholding. Failure to provide the information in the Substitute Form W-9 may subject a U.S. Shareholder to 28% federal income tax withholding on any payment to such holder made in connection with the purchase of such holder’s securities. If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write “Applied For” in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Additional Certification immediately below the Substitute Form W-9. If “Applied For” is written in the Substitute Form W-9 and Computershare Investor Services Inc. is not provided with a TIN within 60 days, Computershare Investor Services Inc. will withhold 28% on all payments to such Shareholder made in connection with the Plan of Arrangement until a TIN is provided.
7. Miscellaneous
(a)	If the space on this Transmittal Letter and Election Form is insufficient to list all certificates for Transmitted Shares, additional certificate numbers and the corresponding number of Transmitted Shares may be included on a separate signed list affixed to this Transmittal Letter and Election Form.

(b)	If Transmitted Shares are registered in different names, however different (e.g., “John Doe” and “J. Doe”), a separate Transmittal Letter and Election Form must be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)	Additional copies of the Information Circular and this Transmittal Letter and Election Form may be obtained from the Depositary at the address set forth on the last page of this Transmittal Letter and Election Form.
8. Lost Certificates
Shareholders who have lost the certificate(s) representing their Spectrum Shares will be required to comply with the requirements set out in section 5.8 of the Plan of Arrangement, which is attached as Schedule 1 of Appendix C to the Information Circular.
9. Requests for Assistance or Additional Copies
Any questions and requests for assistance may be directed by the Shareholders to the Depositary at the telephone number and location set forth on the last page of this Transmittal Letter and Election Form.
Privacy Notice — Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you – from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this information to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

9

OFFICES OF THE DEPOSITARY,
COMPUTERSHARE INVESTOR SERVICES INC.,
FOR THE ARRANGEMENT:
By Mail
Computershare Investor Services Inc.
PO Box 7021
31 Adelaide Street East
Toronto, ON
M5C 2H2
Attn: Corporate Actions
By Hand, Registered Mail or Courier
Computershare Investor Services Inc.
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Attn: Corporate Actions
Toll free: 1-800-564-6253
Email: corporateactions@computershare.com

10

Proxy

SPECIAL MEETING OF SHAREHOLDERS OF
SPECTRUM SIGNAL PROCESSING INC. (THE “COMPANY”)
TO BE HELD IN the Main Boardroom at McCarthy Tetrault LLP, at 777 Dunsmuir Street, Suite 1300, Vancouver, British Columbia, Canada
ON Friday, April 20, 2007, AT 10:00AM (PDT)
The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Brent Flichel, President and Chief Executive Officer and a Director of the Company, or in his absence, Elena Kinakin, Vice President, Finance and Chief Financial Officer of the Company, or in the place of the foregoing,                                          (Print the Name) as Proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.
The Registered Shareholder hereby directs the Proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.
Resolutions (For full detail of each item, please see the enclosed Notice of Special Meeting and Information Circular)

	For	Against
1.
To approve the resolution in the form set forth in Appendix A of the Company’s Information Circular dated March 23, 2007 (the “Circular”) to approve an arrangement under the provisions of Part 9, Division 5 of the Business Corporations Act (British Columbia) involving, among other things, the acquisition by Vecima Networks Inc. (“Vecima”) of all the outstanding common shares of the Company in exchange for cash, common shares of Vecima or a combination thereof, all as more particularly described in the Company’s Information Circular.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:

Please Print Name:

Date:

Number of Shares
Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY
1.	This Proxy is solicited by the Management of the Company.

2.
This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.
If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:
(a)
appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)
appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.
The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of COMPUTERSHARE TRUST COMPANY OF CANADA by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof, or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment thereof. The mailing address of Computershare Trust Company of Canada is 9th Floor, 100 University Avenue, Toronto, ONT, M5J 2Y1 Canada, and its fax number is 1-866-249-7775.